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Rule 424(b)(3)
(File No. 333-110231)

Prospectus

STONEPATH GROUP, INC.

3,370,391 shares of common stock

        The selling shareholders identified in this prospectus may offer and sell up to 3,370,391 shares of our common stock which we issued to them in private placement transactions or upon exercise of warrants issued to them in those transactions. The selling shareholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

        We will not receive any part of the proceeds from sales of these shares by the selling shareholders, although we may receive the exercise price of the warrants held by them.

        Our common stock is listed on the American Stock Exchange under the symbol "STG." On October 4, 2005, the last sale price of our common stock reported on the American Stock Exchange was $0.97.

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 5, 2005.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information provided in this prospectus and incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. The rules of the Securities and Exchange Commission may require us to update this prospectus in the future.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, particularly the risks of investing in our securities discussed under"Risk Factors" and including the documents incorporated by reference.

Our Company

        We are a non-asset-based third-party logistics services company providing supply chain solutions on a global basis. We offer a full range of time-definite transportation and distribution solutions through our Domestic Services platform which manages and arranges the movement of raw materials, supplies, components and finished goods for our customers. These services are offered through our domestic air and ground freight forwarding business. We also offer a full range of international logistics services including international air and ocean transportation as well as customs house brokerage services through our International Services platform. In addition to these core services, we provide a broad range of value-added supply chain management services, including warehousing, order fulfillment and inventory management solutions. We serve a customer base of manufacturers, distributors and national retail chains through a network of offices in 22 major metropolitan areas in North America and Puerto Rico, 17 locations in the Asia Pacific region, six locations in Brazil and one location in Europe, as well as through an extensive network of independent carriers and service partners strategically located throughout the world.

        Our objective is to build a leading global logistics services organization that integrates established logistics companies with innovative technologies. To that end, we have built our network through a combination of synergistic acquisitions and the organic expansion of our existing operations.

        We have completed the acquisition of 16 logistics companies. However, our current domestic credit facility requires the lender's consent for further acquisitions. If and when our acquisition program is permitted to resume, we do not expect it to continue at its historic pace because of our desire to optimize our existing footprints of offices and services.

Our Address and Phone Number

        Our executive offices are located at World Trade Center, 2200 Alaskan Way, Suite 200, Seattle, Washington 98121 and our telephone number is (206) 336-5400. Our Internet address is www.stonepath.com. Information contained on our website should not be considered part of this prospectus.

The Offering

        The selling shareholders identified in this prospectus may offer and sell up to 3,370,391 shares of our common stock which we issued to them in private placement transactions or upon exercise of warrants issued to them in those transactions. The selling shareholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

        We will not receive any part of the proceeds from sales of these shares by the selling shareholders, although we may receive the exercise price of the warrants held by them.

        Our common stock is listed on the American Stock Exchange under the symbol "STG."

RISK FACTORS

        An investment in our common stock involves a high degree of risk, including the risks described below. You should carefully consider these risk factors and the other information in this prospectus before making an investment decision. The risks described below are the material risks we believe are associated with an investment in our common stock. If any of the following events do occur, our business, operating results and financial condition could be adversely affected. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus. You should read the section entitled "Forward-looking Statements" for a further discussion of these factors.

        •      We have not been profitable in four out of the last five years.

        We incurred net losses of $13,043,355 in 2004, $785,603 in 2003, $17,459,092 in 2001 and $36,171,273 in 2000. Since the adoption of our new business model of delivering non-asset-based third-party logistics services in 2001, we have incurred losses from continuing operations of $13,018,355 in 2004 and $522,572 in 2003. Although our 2004 results include restructuring and excess earn-out charges of $7,443,440, our ability to achieve profitability on a continuing basis in the future is dependent upon (a) the results of the efforts we began in the fourth quarter of 2004 to further integrate our business operations, (b) our ability to pass along added costs to customers, including escalating fuel charges, (c) our ability to improve our buying processes to reduce the costs of carrier services, (d) our ability to implement a new freight forwarding information system, and (e) our ability to retain and attract talented and experienced personnel in the future. There is no assurance that those results will achieve their intended effect or that we will be able to effectuate such actions.

        •      If we are unable to profitably manage and integrate the companies we acquire or are unable to acquire additional companies, we will not achieve our growth and profit objectives.

        Our goal is to build a global logistics services organization. Realizing this goal will require the acquisition of a number of diverse companies in the logistics industry covering a variety of geographic regions and specialized service offerings. There can be no assurance that, if we are able to make further acquisitions, we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of risks, including possible adverse effects on our operating results, diversion of management resources, failure to retain key personnel, and risks associated with unanticipated liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations.

        •      We are unable to make further acquisitions without the consent of the lender under our domestic credit facility.

        Our current domestic credit facility requires the lender's consent for further acquisitions. This may limit or slow our ability to achieve the critical mass we may need to achieve our strategic objectives.

        •      Additional long-term and equity financing will be required to implement our business and acquisition strategies and meet our existing earn-out obligations.

        We believe that additional capital will be required to execute our strategy in the future as well as fund existing obligations from prior acquisitions. We intend to obtain that additional capital through a combination of debt and equity financing. There is no assurance that any such debt or equity can be raised on a cost effective basis or within the timeframe necessary to implement our strategy or to meet our existing obligations. In the event that our common stock does not attain a sufficient market value and potential acquisition candidates are otherwise unwilling to accept our securities as part of the purchase price for the sale of their businesses, our acquisition program will be in jeopardy.

        •      Our international credit facility requires repayment on its expiration date.

        Our international credit facility expires in November 2005. We need to modify or replace this facility on or before its expiration date or obtain other sources of capital to resume our acquisition strategy and to provide sufficient liquidity to continue to finance our existing and future working capital needs. Our free cash flow, if any, through the expiration date of this facility will be insufficient in amount to repay it and finance our working capital needs at the facility's expiration date. We are currently discussing modifications to this facility with the lender to address this situation, although there is no assurance that those discussions will be successfully concluded.

        •      Due to our acquisition strategy, our earnings will be adversely affected by non-cash charges relating to the amortization of intangibles.

        Under applicable accounting standards, purchasers are required to allocate the total consideration paid in a business combination to the identified acquired assets and liabilities based on their fair values at the time of acquisition. The excess of the consideration paid in a business combination over the fair value of the identifiable tangible assets acquired is to be allocated among identifiable intangible assets and goodwill. The amount allocated to goodwill is not subject to amortization. However, it is tested at least annually for impairment. The amount allocated to identifiable intangibles, such as customer relationships and the like, is amortized over the life of these intangible assets. This subjects us to periodic charges against our earnings to the extent of the amortization incurred for that period. Because our business strategy focuses on growth through acquisitions, our future earnings will be subject to greater non-cash amortization charges than a company whose earnings are derived organically. As a result, we will experience an increase in non-cash charges related to the amortization of intangible assets acquired in our acquisitions. This will create the appearance, based on our consolidated financial statements, that our intangible assets are diminishing in value, when in fact they may be increasing because we are growing the value of our intangible assets (e.g., customer relationships).

        •      Since we are not obligated to follow any particular criteria or standards for acquisition candidates, shareholders must rely solely on our ability to identify, evaluate and complete acquisitions.

        Even though we have developed general acquisition guidelines, we are not obligated to follow any particular operating, financial, geographic or other criteria in evaluating candidates for potential acquisitions or business combinations. We target companies, in growing markets, which we believe will provide the best potential for long-term financial return for our shareholders and we determine the purchase price and other terms and conditions of acquisitions. Our shareholders will not have the opportunity to evaluate the relevant economic, financial and other information that we will use and consider in deciding whether or not to enter into a particular transaction.

        •      The scarcity of, and competition for, acquisition opportunities makes it more difficult to complete acquisitions.

        There are a limited number of operating companies available for acquisition which we consider desirable. In addition, there is a high level of competition to acquire these operating companies. A large number of established and well-financed entities are active in acquiring the type of companies we believe are desirable. Many of these entities have significantly greater financial resources than we have. Consequently, we are at a competitive disadvantage in negotiating and executing possible acquisitions of these businesses. Even if we are able to successfully compete with these entities, this competition may affect the terms of completed transactions and, as a result, we may pay more than we expected for potential acquisitions. We may find it difficult to identify operating companies that complement our strategy, and even if we identify a company that complements our strategy, we may be unable to complete an acquisition of such a company for many reasons, including:

  •
  a failure to agree on the terms necessary for a transaction, such as purchase price;

  •
  a failure to get our existing lender to approve an identified acquisition;

  •
  incompatibility of operating strategies and management philosophies;

  •
  competition from other acquirers of operating companies;

  •
  insufficient capital to acquire a profitable logistics company; and

  •
  the unwillingness of a potential acquiree to work with our management or our affiliated companies.

        We will not be able to successfully implement our business plan if we are unable to successfully compete with other entities in acquiring the companies we target.

        •      The issuance of additional securities may cause additional dilution to the interests of our existing shareholders.

        The additional financing required to fund our acquisition strategy and other capital needs may require us to issue additional shares of common stock or common stock equivalents to generate the required financing. The issuance of such securities will further increase the number of shares outstanding and further dilute the interests of our existing shareholders. We may issue more shares of common stock for this purpose without prior notice to our shareholders.

        We may also issue securities to, among other things, facilitate a business combination, acquire assets or stock of another business, compensate employees or consultants or for other valid business reasons at the discretion of our Board of Directors, which could further dilute the interests of our existing shareholders.

        •      The exercise or conversion of our outstanding options, warrants or other convertible securities or any derivative securities we issue in the future will result in the dilution of our existing shareholders and may create downward pressure on the trading price of our common stock.

        We are currently authorized to issue 100,000,000 shares of common stock. As of September 30, 2005, we had 43,712,726 outstanding shares of common stock. We may in the future issue up to 23,474,043 additional shares of our common stock upon conversion or exercise of existing outstanding convertible securities, options and warrants in accordance with the following schedule:

	Number of Shares	Proceeds
Options outstanding under our stock option plan	10,413,784	$16,622,835
Shares issuable upon conversion of Convertible Note	9,259,259	10,000,000
Non-plan options	552,000	920,750
Warrants	3,249,000	10,712,010

Total	23,474,043	$38,255,595

        Under the terms of our domestic credit facility, once the outstanding $10,000,000 minimum borrowing note, or any subsequent minimum borrowing note in that amount, has been fully converted into shares of our common stock during the three year term of that facility, a new $10,000,000 minimum borrowing note will be issued convertible into shares of our common stock at a conversion price equal to 115% of the average market price for the ten trading days preceding the issuance of that minimum borrowing note.

        Even though the aggregate exercise of these securities could generate material proceeds for us, the issuance of these additional shares of common stock would result in the dilution of the ownership interests of our existing common shareholders and the market price of our common stock could be adversely affected.

        •      We rely on a small number of large customers, the loss of which would have a negative effect on our results of operations.

        Even though our customer base is diversifying as we grow, it remains concentrated. For the year ended December 31, 2004 our largest customer, Best Buy Co., Inc. ("Best Buy"), a national retail chain, accounted for approximately 13% of our total revenue. Our next five largest customers accounted for approximately 16% of our total revenue, with none of these customers accounting for 10% or more of our total revenue. We believe the risk posed by this concentration is mitigated by our longstanding and continuing relationships with these customers and we are confident that these relationships will remain ongoing for the foreseeable future. In March 2005, the Company entered into a new three-year contract with Best Buy. We intend to continue to provide superior service to all of our customers and have no expectation that revenue from any of these customers will be reduced as a result of any factors within our control. However, adverse conditions in the industries of our customers could cause us to lose a significant customer or experience a decrease in shipment volume. Either of these events could negatively impact us. Our immediate plans, however, are to reduce our dependence on any particular customer or customers by increasing our sales and customer base by, among other things, diversifying our service offerings and continuing with our growth strategy.

        •      The risks associated with international operations could adversely affect our operations and ability to grow outside of the United States.

        A significant portion of our revenue is derived from our international operations and the growth of those operations is an important part of our business strategy. Our current international operations are focused on the shipment of goods into and out of the United States and are dependent on the volume of international trade with the United States. Our strategic plan contemplates the growth of those operations as well as expanding into the transportation of goods wholly outside of the United States. The following factors could adversely affect our current international operations as well as the growth of those operations:

  •
  the political and economic systems in certain international markets are less stable than in the United States;

  •
  wars, civil unrest, acts of terrorism and other conflicts exist in certain international markets;

  •
  export restrictions, tariffs, licenses and other trade barriers can adversely affect the international trade serviced by our international operations;

  •
  managing distant operations with different local market conditions and practices is more difficult than managing domestic operations;

  •
  differing technology standards in other countries present difficulties and incremental expense in integrating our services across international markets;

  •
  complex foreign laws and treaties can adversely affect our ability to compete; and

  •
  our ability to repatriate funds may be limited by tax ramifications and foreign exchange controls.

        •      Terrorist attacks and other acts of violence or war may affect any market on which our shares trade, the markets in which we operate, our operations and our profitability.

        Terrorist acts or acts of war or armed conflict could negatively affect our operations in a number of ways. Any of these acts could result in increased volatility in or damage to the United States and worldwide financial markets and economy. Acts of terrorism or armed conflict, and the uncertainty caused by such conflicts, could cause an overall reduction in worldwide sales of goods and corresponding shipments of goods. This would have a negative effect on our operations. Also, terrorist activities similar to the type experienced on September 11, 2001 could result in another halt of trading of securities on the American Stock Exchange, which could also have an adverse effect on the trading price of our shares and overall market capitalization.

        •      We depend on the continued service of certain executive officers. We can not assure you that we will be able to retain these persons.

        For the foreseeable future, our success will depend largely on the continued services of Dennis L. Pelino, our Chairman, Jason F. Totah, our Chief Executive Officer, and Robert Arovas, our President, because of their collective industry knowledge, marketing skills and relationships with major vendors and customers. We have employment agreements with each of these individuals which contain a non-competition covenant which survives their actual term of employment. Nevertheless, should any of these individuals leave the Company, it could have a material adverse effect on our future results of operations.

        •      We face intense competition in our industry.

        The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than we are.

        •      Our stock price may be volatile due to factors under, as well as out of, our control.

        The market price of our common stock has been highly volatile. Some factors that may affect the market price in the future include:

  •
  actual or anticipated fluctuations in our operating results;

  •
  announcements of technological innovations or new commercial products or services by us or our competitors;

  •
  a continued weakening of general market conditions which in turn could have a depressive effect on the volume of goods shipped and shipments that we manage or arrange;

  •
  acts of global terrorism or armed conflicts; and

  •
  changes in recommendations or earnings estimates by securities analysts.

        Furthermore, the stock market has historically experienced volatility which has particularly affected the market prices of securities of many companies with a small market capitalization and which sometimes has been unrelated to the operating performances of such companies.

        •      Our cash flow will be adversely affected in the future once we make use of our consolidated net operating loss carryforward available to offset future taxable income.

        We have accumulated a net operating loss carryforward for federal income tax purposes. As of December 31, 2004, approximately $47.0 million of these losses were available to offset our taxable income until the losses are fully utilized. Once these available losses have been utilized, our cash flows will be affected accordingly. We do not anticipate paying federal income taxes in the near future as we expect that our existing net operating loss carryforward should be sufficient to offset any taxable income that is generated. However, additional sales of our securities could have the effect of significantly limiting our ability to utilize our existing net operating loss carryforward in the future.

        •      If we fail to improve our management information and financial reporting systems, we may experience an adverse effect on our operations and financial condition.

        Our management information and financial reporting systems need to be improved. Failure to enhance these systems could delay our receipt of management and financial information at the consolidated level which could disrupt our operations or impair our ability to monitor our operations and have a negative effect on our financial condition. We have completed our first assessment of the Company's internal control over financial reporting as of December 31, 2004. In making our assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework." We have concluded that our internal control over financial reporting was not effective as of December 31, 2004 based on that criteria.

        •      Because we are a holding company, we depend on receiving distributions from our subsidiaries and we could be harmed if such distributions could not be made in the future.

        We are a holding company and all of our operations are conducted through subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries. The ability of our subsidiaries to pay dividends and our ability to receive distributions from those subsidiaries are subject to applicable local law and other restrictions including, but not limited to, applicable tax and exchange control laws. Such laws and restrictions could limit the payment of dividends and distributions to us which would restrict our ability to continue operations.

        •      We believe our industry is consolidating and if we cannot gain sufficient market presence, we may not be able to compete successfully against larger global companies.

        We believe the market trend within our industry is towards consolidation of the niche players into larger companies which are attempting to increase global operations through the acquisition of regional and local freight forwarders. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry with global operations.

        •      We may be required to incur material expenses in defending or resolving outstanding lawsuits which would adversely affect our results of operations.

        We are a defendant in a number of legal proceedings, including those we have identified as material in our periodic Securities and Exchange Commission filings. Although we believe that the claims asserted in these proceedings are without merit, and we intend to vigorously defend these matters, we could incur material expenses in the defense and resolution of these matters. Since we have not established any reserves in connection with these claims, any such liability would be recorded as an expense in the period incurred or estimated. This amount, even if not material to our overall financial condition, could adversely affect our results of operations in the period recorded.

        •      We have a limited operating history upon which you can evaluate our prospects.

        During 2001, we discontinued our former business model of developing early-stage technology businesses, and adopted a new model of delivering non-asset-based third-party logistics services. The first acquisition under our new business model occurred on October 5, 2001. Subsequent acquisitions were completed during 2002, 2003 and 2004. As a result, we have a limited operating history under our current business model. Even though we are managed by senior executives with significant experience in the industry, our limited operating history makes it difficult to predict the longer-term success of our business model.

        •      Provisions of our charter and applicable Delaware law may make it more difficult to complete a contested takeover of our company.

        Certain provisions of our certificate of incorporation and the General Corporation Law of the State of Delaware (the "GCL") could deter a change in our management or render more difficult an attempt to obtain control of us, even if such a proposal is favored by a majority of our shareholders. For example, we are subject to the provisions of the GCL that prohibit a public Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting shares (an "interested shareholder") for three years after the person became an interested shareholder, unless the business combination is approved in a prescribed manner. Finally, our certificate of incorporation includes undesignated preferred stock, which may enable our Board of Directors to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us and our subsidiaries that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "continue," "estimate," "project," "intend," or the negative of such terms or other similar expressions. You should not place undue reliance on these forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events. You should also know that such statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Many of these risks and uncertainties are set forth in the "Risk Factors" section of this prospectus and in our other filings with the Securities and Exchange Commission. Should any of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may differ materially from those included within the forward-looking statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of common stock by the selling shareholders, although we may receive the exercise price of the warrants held by them.

SELLING SHAREHOLDERS

        The following table sets forth the name of the selling shareholders, the number of shares of common stock beneficially owned by them as of the date of this prospectus and the number of shares of our common stock which may be offered for sale pursuant to this prospectus by the selling shareholders. The table also sets forth any material relationship between the Company and each selling shareholder based upon information currently available to the Company and the number of shares beneficially owned and the percentage ownership of each selling shareholder after the offering. This table has been prepared based on the assumption that 43,712,726 shares of common stock will be outstanding as of the date of this prospectus.

        The selling shareholders acquired shares of common stock or warrants which are exercisable in a variety of different transactions described below

October 2003 Selling Shareholders

        The selling shareholders identified in the table below under the caption "October 2003 Selling Shareholders" acquired their shares in private placement transactions in October 2003.

        On or about October 16, 2003, we completed a private placement transaction in which we issued 5,983,500 shares of our common stock for aggregate gross proceeds of $13,163,700. Stonegate Securities, Inc. acted as placement agent in connection with the private placement of these shares of common stock subject to this prospectus. In connection therewith, Stonegate Securities, Inc. received compensation consisting of a four percent (4%) cash fee of $526,548.

        On or about October 24, 2003, we completed a private placement transaction in which we issued 41,408 shares of our common stock in lieu of approximately $98,550 of liquidated damages that were owed by us as a result of a delay in the registration of shares of common stock issued in a private placement transaction completed earlier in 2003. There were no fees associated with the private placement of these shares.

June 2003 Selling Shareholders

        The selling shareholders identified in the table below under the caption "June 2003 Selling Shareholders" acquired their shares on June 25, 2003 in a private placement transaction in which we issued 75,000 shares of our common stock to satisfy a monetary obligation under an investment banking arrangement we entered into with a predecessor to Investec Inc. in 2001. The terms of this transaction require that we register for public resale the shares of common stock being offered for sale under this prospectus.

March 2003 Selling Shareholders

        The selling shareholders identified in the table below under the caption "March 2003 Selling Shareholders" acquired their shares or warrants to purchase shares of our common stock in a private placement transaction in March 2003.

        On or about March 6, 2003, we completed a private placement transaction in which we issued 4,470,000 shares of our common stock for aggregate gross proceeds of $6,072,500. The terms of the transaction required that we agree to register for public resale the shares of common stock being offered for sale under this prospectus.

        Stonegate Securities, Inc. acted as placement agent in connection with the private placement of 4,470,000 shares of common stock subject to this prospectus. In connection therewith, Stonegate Securities, Inc. received compensation consisting of a cash fee of $364,350 and representative's warrants to purchase 297,000 shares of our common stock. These warrants were assigned to the principals of Stonegate Securities, Inc. The representative's warrants may be exercised in whole or in part, through February 2007 upon payment of an exercise price of $1.49 per share. In addition to its representative's warrant, Stonegate Securities, Inc. received an initial tranche of warrants to purchase 150,000 shares of our common stock on October 16, 2002 (also assigned to certain of its principals). These warrants may be exercised, in whole or in part, through November 16, 2005 upon payment of an exercise price of $1.23 per share.

        The information in this table assumes that all of the shares held by each selling shareholder and being offered under this prospectus are sold to persons who are not affiliates of such selling shareholder, and that each selling shareholder acquires no additional shares of common stock before the completion of this offering.

Name	Number of Shares of Common Stock Before Offering	Percentage Before Offering	Number of Shares Offered Hereby	Number of Shares of Common Stock After Offering	Percentage After Offering
October 2003 Selling Shareholders
A. Spector Capital, LLC 801 S. Rampart—Suite 200 Las Vegas, NV 89145	649,000	1.48%	100,000	549,000	1.25%
Boston Partners Asset Management, L.P.(1) 28 State Street, 20th Floor Boston, MA 02109	750,000	1.69%	750,000	0	0
George B. Clairmont 5-8-51 Trust 950 Third Avenue—9th Fl. New York, NY 10022	95,702	*	1,702	94,000	*
The Frost National Bank, f/b/o Renaissance US Growth Investment Trust PLC(2) Trust No. W00740100 8080 N. Central Expressway Suite 210—LB-59 Dallas, TX 75206	280,672	*	80,672	200,000	*
The Frost National Bank, f/b/o Renaissance Capital Growth & Income Fund III, Inc.(2) Trust No. W00740000 8080 N. Central Expressway Suite 210 — LB-59 Dallas, TX 75206	280,672	*	80,672	200,000	*
HSBC Global Custody, Nominee (U.K.) Limited,Designation No. 896414(2) 8080 N. Central Expressway Suite 210—LB-59 Dallas, TX 75206	561,345	1.28%	161,345	400,000	*
Ingleside Company 707 Westchester Avenue Suite 405 White Plains, NY 10604	75,000	*	75,000	0	0
Smith Barney Investment Funds, Inc., Smith Barney Small Cap Value Fund One Sansome Street, 36th Floor San Francisco, CA 94104	900,600	2.02%	850,000	50,600	*
Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C. c/o Robeco USA, L.L.C.(3) One New York Plaza New York, NY 10004	342,400	*	342,400	0	0
WPG Tudor Fund c/o Robeco USA, L.L.C.(3) One New York Plaza New York, NY 10004	157,600	*	157,600	0	0

June 2003 Selling Shareholders
Investec Inc. One Battery Park Plaza New York, NY 10004	13,000	*	13,000	0	0
Charles M. Robins Fairmount Partners LLC Four Falls Corporate Center West Conshohocken, PA 19428	30,000	*	30,000	0	0
March 2003 Selling Shareholders
Scott R. Griffith SEP IRA 5950 Sherry Lane, Suite 410 Dallas, TX 75225	50,000	*	50,000	0	0
Scott R. Griffith 5950 Sherry Lane, Suite 410 Dallas, TX 75225	149,000	*	49,000	100,000	*
London Family Trust 212 Aurora Drive Montecito, CA 93108	50,000	*	50,000	0	0
MidSouth Investor Fund, LP 1776 Peachtree St. NW Suite 412 North Atlanta, GA 30309	180,000	*	180,000	0	0
Dennis L. Pelino World Trade Center 2200 Alaskan Way, Suite 200 Seattle, WA 98121	5,865,822	11.94%	100,000	5,765,822	11.73%
Renaissance US Growth Investment Trust PLC(2) 8080 N. Central Expressway Suite 210—LB-59 Dallas, TX 75206	200,000	*	100,000	100,000	*
Renaissance Capital Growth & Income Fund III, Inc.(2) 8080 N. Central Expressway Suite 210—LB-59 Dallas, TX 75206	200,000	*	100,000	100,000	*
Stonegate Securities, Inc. 5950 Sherry Lane, Suite 410 Dallas, TX 75225	99,000	*	99,000	0	0

TOTAL	10,929,813		3,370,391

*
Less than one percent.

(1)
Includes 559,600 shares owned on behalf of the Boston Partners Small Cap Value Fund II, in its capacity as investment adviser, and 190,400 shares owned on behalf of the Kaiser Permanente Retirement Plan, in its capacity as investment adviser

(2)
Managed by Renn Capital Group, Inc. as Investment Manager

(3)
Weiss, Peck & Greer Investments is the Investment Manager of WPG Tudor Fund.

PLAN OF DISTRIBUTION

        The securities covered by this prospectus were purchased or acquired by the selling shareholders in the ordinary course of their business. At the time the securities were purchased or acquired by the selling shareholders, the selling shareholders had no agreements, understandings, directly or indirectly, with any person to distribute the securities. The selling shareholders, or their respective pledges, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (all of whom may be selling shareholders), may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed or quoted, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

        The selling shareholders may sell the securities by one or more of the following methods, without limitation:

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  block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus, including resale to another broker or dealer;

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  an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

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  ordinary brokerage transactions and transactions in which the broker solicits purchases;

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  privately negotiated transactions;

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  short sales;

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  through the writing of options on the securities, whether or not the options are listed on an options exchange;

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  through the distribution of the securities by any selling shareholder to its partners, members or stockholders;

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  one or more underwritten offerings on a firm commitment or best efforts basis; and

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  any combination of any of these methods of sale.

        The distribution of the shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We do not know of any arrangements by the selling shareholders for the sale of any of the securities.

        The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed or quoted, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. Assuming that required holding periods and other criteria are satisfied, the selling shareholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933 rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

        To the extent required under the Securities Act of 1933, the aggregate amount of any selling shareholder securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in a post-effective amendment or an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders' securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

        The selling shareholders may enter into hedging transactions with third parties, which may in turn engage in short sales of the securities in the course of hedging the position they assume. The selling shareholders may also enter into short positions or other derivative transactions relating to the securities, or interests in the securities, and deliver the securities, or interests in the securities, to close out their short or other positions or otherwise settle short sales or other transactions, or loan or pledge the securities, or interests in the securities, to third parties that in turn may dispose of these securities.

        We have agreed to indemnify in certain circumstances certain of the selling shareholders against certain liabilities, including liabilities under the Securities Act of 1933. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as we are permitted to indemnify the selling shareholders for liabilities arising under the Securities Act of 1933, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is unenforceable.

        The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder, including Regulation M. Under those rules and regulations, they

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  may not engage in any stabilization activity in connection with our securities;

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  must furnish each broker which offers common stock covered by this prospectus with the number of copies of this prospectus which are required by each broker; and

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  may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act of 1934.

        We will not receive any proceeds from the sale of the shares by the selling shareholders, although we may receive the exercise price of the warrants held by them. We will pay the expenses of preparing this prospectus and the related registration statement.

        We can not assure you that the selling shareholders will sell all or any portion of the securities offered hereby.

DESCRIPTION OF CAPITAL STOCK

General

        We are authorized to issue 100,000,000 shares of common stock, par value $.001 per share, 43,712,726 of which were outstanding on August 31, 2005 and 10,000,000 shares of preferred stock, par value $.001 per share, none of which are outstanding on the date of this prospectus.

        The following discussion, which describes all material terms of our capital stock, is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to this registration statement.

Common Stock

        The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. There is no cumulative voting with respect to the election of directors. Accordingly, holders of a majority of the outstanding shares of our common stock can elect all members of our Board of Directors, and holders of the remaining shares by themselves cannot elect any member of the Board of Directors.

        The holders of our common stock are entitled to receive dividends in the discretion of our Board of Directors. We may only pay dividends out of funds legally available for this purpose. In the event of the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over our common stock. Holders of shares of our common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemptive provisions applicable to our common stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

        Our certificate of incorporation provides that our Board of Directors may establish one or more classes or series of preferred stock having such number of shares and relative voting rights, designation, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution or our winding up in such amounts as are established by our Board of Directors' resolutions issuing such shares.

THE COMPANY

Overview

        We are a non-asset-based third-party logistics services company providing supply chain solutions on a global basis. We offer a full range of time-definite transportation and distribution solutions through our Domestic Services platform which manages and arranges the movement of raw materials, supplies, components and finished goods for our customers. These services are offered through our domestic air and ground freight forwarding business. We also offer a full range of international logistics services including international air and ocean transportation as well as customs house brokerage services through our International Services platform. In addition to these core services, we provide a broad range of value-added supply chain management services, including warehousing, order fulfillment and inventory management solutions. We serve a customer base of manufacturers, distributors and national retail chains through a network of offices in 22 major metropolitan areas in North America and Puerto Rico, 17 locations in the Asia Pacific region, six locations in Brazil and one in Europe, as well as through an extensive network of independent carriers and service partners strategically located throughout the world.

        Our objective is to build a leading global logistics services organization that integrates established logistics companies with innovative technologies. To that end, we are extending our network through a combination of synergistic acquisitions and the organic expansion of our existing operations.

        Our acquisition strategy focuses on acquiring and integrating logistics businesses that will enhance operations within our current market areas as well as extend our network to targeted locations in Asia, South America, Europe and the Middle East. We select acquisition targets based upon their ability to demonstrate: (1) historic levels of profitability; (2) a proven record of delivering superior time-definite distribution and other value-added services; (3) an established customer base of large and mid-sized companies; and (4) opportunities for significant growth within strategic segments of our business.

        As we integrate these companies, we intend to create additional stockholder value by: (1) improving productivity by adopting enhanced technologies and business processes; (2) improving transportation margins by leveraging our growing purchasing power; (3) enhancing the opportunity for organic growth by cross-selling and offering expanded services; and (4) implementing standard management reporting systems.

        Our strategy is designed to take advantage of shifting market dynamics. The third-party logistics industry continues to grow as an increasing number of businesses outsource their logistics functions to more cost effectively manage and extract value from their supply chains. Also, we believe the industry is positioned for further consolidation since it remains highly fragmented, and since customers are demanding the types of sophisticated and broad reaching services that can more effectively be handled by larger and more diverse organizations.

        We have completed the acquisition of 16 logistics companies. The initial phase of our acquisition strategy was to develop a U.S.-based platform of service offerings. We accomplished this through the acquisition of M.G.R., Inc. (d/b/a "Air Plus") on October 5, 2001 and Global Transportation Services, Inc. and its wholly-owned subsidiary, Global Container Line, Inc. (collectively "Stonepath Logistics International Services, Inc." or "SLIS") on April 4, 2002. Founded in 1990, Air Plus is a leading time-definite logistics company providing a full range of domestic transportation and distribution solutions including warehousing and order fulfillment. Air Plus services a customer base of manufacturers, distributors and national retail chains through its network of offices in North America and an extensive network of over 200 agents. Founded in 1985, SLIS provides a full range of international transportation and logistics solutions to a customer base of manufacturers and national retail chains. SLIS also provides customs brokerage, ocean forwarding, NVOCC services, consolidation and deconsolidation services, air import and export services and warehousing and distribution services.

        The next phase of our acquisition strategy was to supplement the organic growth of our organization through targeted "add-on" acquisitions that were intended to fill a strategic industry niche and offer complementary services to our existing customer base. We accomplished this by acquiring United American Acquisitions and Management, Inc. d/b/a United American Freight Services, Inc. ("United American") on May 30, 2002, Transport Specialists, Inc. ("TSI") on October 1, 2002, Transportation Rail Warehousing Logistics, Inc. ("TRWL") on January 31, 2003, Regroup Express LLC ("Regroup") on June 20, 2003 and Customs Services International, Inc. ("CSI") on July 16, 2003. United American, based in the Detroit, Michigan area, provides us with a division that supports the automotive industry, while both TSI and Regroup, based in Northern Virginia, and TRWL, based in Portland, Maine, service government agencies and the defense sector. CSI provides a full range of international freight forwarding and customs brokerage services out of its offices in Miami, Florida and El Paso, Texas, with a focus on Latin America, Europe and Asia.

        In 2003 and 2004, we completed a series of acquisitions that increased our presence in Asia with the goal of building Stonepath into a leading worldwide integrated logistics service organization. On August 8, 2003, we acquired a controlling interest in the Singapore and Cambodia based operations of the G-Link Group of companies, a regional logistics business headquartered in Singapore, with offices throughout Southeast Asia. We then acquired three Malaysian-based offices of G-Link in December 2003. During December 2003, we also acquired controlling interests in East Ocean Logistics Ltd., a Hong Kong-based company that specializes in international ocean freight services, Planet Logistics Pte. Ltd., a Singapore-based company that focuses on international and intra-Asia air cargo services, and Group Logistics Pte. Ltd., a start-up providing air cargo services in Shanghai, PRC. On February 9, 2004, we increased our presence in Shanghai by acquiring a majority interest in Shaanxi Sunshine Cargo Services International Company, Ltd. ("Shaanxi"), a Class A licensed freight forwarder headquartered in Shanghai that has been operated by founder and President Andy Tsai since 1993. Shaanxi provides a wide range of customized transportation and logistics services and supply chain solutions, including global freight forwarding, warehousing and distribution services, shipping services and special freight handling.

        Our existing domestic credit facility requires the lender's consent for further acquisitions. If and when our acquisition program is permitted to resume, we do not expect it to continue at its historic pace because of benefits that can be derived by optimizing our existing footprints of offices and services.

        There are a variety of risks associated with our ability to achieve our strategic objectives, including our ability to obtain additional capital, our ability to achieve profitability, our ability to acquire and profitably manage additional businesses, our current reliance on a small number of key customers, the risks inherent in international operations, and the intense competition in our industry for customers and for the acquisition of additional businesses. For a more detailed discussion of these risks, see the "Risk Factors" section of this prospectus.

Industry Overview

        Businesses are increasingly focused on identifying ways to more efficiently manage their supply chains—an operational necessity as products are sourced and distributed globally, and a financial requirement as organizations have discovered the fiscal benefits of streamlining their logistics processes—providing an increased demand and opportunity for freight transportation and logistics providers. Companies increasingly strive to minimize inventory levels, reduce order and cash-to-cash cycle lengths, perform manufacturing and assembly operations in lowest cost locations and distribute their products throughout global markets, often requiring expedited or time-definite shipment services. Furthermore, customers increasingly cite an efficient supply chain as a critical element in improving their financial performance. To remain competitive, successful companies need to not only achieve success in their core businesses, they must execute quickly and accurately.

        To accomplish their goals, businesses turn to organizations providing a broad array of transportation supply chain services. These service providers consist of freight forwarders, customs brokers, warehouse operators and other value-added logistics service providers. They also have the option of utilizing asset-based providers who offer their services primarily through their own fleets of trucks, aircraft and vessels.

        We believe that non-asset-based carriers are able to serve customers less expensively and with greater flexibility than asset-based providers because they select from various transportation options in routing customer shipments. To be competitive, these non-asset-based service providers must possess experienced and talented personnel armed with state-of-the-art technology and the ability to provide global supply chain management services to be responsive to the marketplace. Many logistics providers are now providing their customers with customized solutions for the planning and management of complex supply chains. The demand for these solutions has risen as companies continue to outsource non-core competencies, globally source goods and materials and focus on managing the overall cost of their supply chain. These trends are further facilitated by the rapid growth of technology including the growth of Web-based track and trace technology, and the ability to create electronic interfaces between the systems of service providers and their customers.

        We believe we can differentiate ourselves by focusing on time-definite supply chain solutions with capabilities across virtually every mode of transportation, as well as combining these services with other value-added logistics services, including pick-and-pack services, merge-in-transit, inventory control, Web-based order management, warehousing and reverse logistics solutions. We also believe that we have a competitive advantage resulting from our extensive knowledge of logistics markets, information systems, the experience of our logistics managers and the market information we possess from our diverse customer base.

        We believe that the third-party logistics industry in general, and that time-definite distribution in particular, is poised for continued growth. The growth in the use of third-party logistics services is being driven by a number of factors, including:

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  Outsourcing of Non-Core Activities.    Companies are increasingly outsourcing freight forwarding, warehousing and other supply chain activities to allow them to focus on their core competencies. From managing purchase orders to the timely delivery of products, companies turn to third-party logistics providers ("3PLs") to manage these functions at a lower cost and more efficiently.

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  Globalization of Trade.    As barriers to international trade are reduced or eliminated, companies are increasingly sourcing their parts, supplies and raw materials from the most cost competitive suppliers throughout the world. This places a greater emphasis on international freight management and just-in-time delivery capabilities. Outsourcing of manufacturing functions to, or locating company-owned manufacturing facilities in, low cost areas of the world also results in increased volumes of world trade.

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  Increased Need for Time-Definite Delivery.    The need for just-in-time and other time-definite delivery has increased as a result of the globalization of manufacturing, greater implementation of demand-driven supply chains, the shortening of product cycles and the increasing value of individual shipments. Many businesses recognize that increased spending on time-definite supply chain management services can decrease overall manufacturing and distribution costs, reduce capital requirements, allow them to manage their working capital more efficiently by reducing inventory levels and inventory loss and improve service to their customers.

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  Consolidation of Logistics Function.    As companies try to develop "partnering" relationships with fewer suppliers, they are reducing the number of freight forwarders and supply chain management providers they use. This trend places greater pressure on regional or local freight forwarders and supply chain management providers to grow or become aligned with a global network. Larger freight forwarders and supply chain management providers benefit from economies of scale which enable them to negotiate reduced transportation rates with the carriers actually providing the transportation services, improve their mix of cargo to achieve desired densities and to allocate their overhead over a larger volume of transactions. Globally-integrated freight forwarders and supply chain management providers are better situated to provide a full complement of services, including pick-up and delivery, shipment via air, sea and/or ground transport, warehousing and distribution, and customs brokerage.

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  Increased Significance of Technology.    Advances in technology are placing a premium on decreased transaction times and increased business-to-business activity. Companies have recognized the benefits of being able to transact business electronically. Accordingly, businesses increasingly are seeking the assistance of supply chain service providers with sophisticated information technology systems which facilitate real-time transaction processing and Web-based shipment monitoring.

        The growing emphasis on just-in-time inventory control processes has added to the complexity and need for time-definite and other value-added supply-chain services. We believe that we can continue to differentiate ourselves by combining our time-definite transportation solutions with other complementary supply chain solutions. We expect to benefit from the intense corporate focus on lower-cost services, which will positively impact those providers who have the ability to leverage relationships with numerous carriers and shippers. We also believe that we are well positioned to take advantage of the growing trend toward international freight services and time-definite domestic ground services, both of which have increased in demand during the most recent economic cycle.

Our Strategic Objectives

  Our Business Strategy

        Our objective is to provide customers with comprehensive value-added logistics solutions on a global scale. We plan to achieve this goal through a combination of growth through acquisition and continued organic growth. We intend to carry out the following strategies:

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  Enter New and Expand Existing Markets through Acquisitions.    If and when we are permitted to do so, we intend to pursue additional acquisitions, although at a far slower pace than we have in the past, to enhance our position in our current markets and to acquire operations in new markets. We anticipate expanding into new and existing markets by acquiring well-established logistics organizations that are leaders in their regional markets. In particular, we intend to focus our acquisition strategy on candidates that have historic levels of profitability, a proven record of delivering superior time-definite distribution and other value-added services, an established customer base of large and mid-sized companies and opportunities for significant growth within strategic segments of our business.

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  Continue Organic Growth.    A key component of our strategy is to continue the organic growth of our existing business as well as the business of the companies we intend to acquire. We expect that we can continue to fuel internal growth by cross-selling our domestic and international capabilities to our existing customer base and deploying supply chain technologies that will drive new customer acquisitions. As our organization grows and matures, we are able to share opportunities throughout our organization and increase joint selling efforts. We share our experiences and personnel throughout the organization to enhance local expertise and optimize our organization's capabilities. We believe these activities will increase our network's growth well beyond the growth available to each of our businesses on a stand-alone basis.

  Our Acquisition Strategy

        We believe there are many attractive acquisition candidates in our industry because of the highly fragmented composition of the marketplace, the industry participants' need for capital and their owners' desire for liquidity.

        We plan to continue to expand our Domestic and International Services platforms in the United States through "add-on" acquisitions of other companies with complementary geographical and logistics service offerings. These "add-on" acquisitions are generally expected to have pre-tax operating earnings of $1.0 million to $3.0 million. Companies in this range of earnings may be receptive to our acquisition program since they are often too small to be identified as acquisition targets by larger public companies or to independently attempt their own public offerings. In addition, we intend to continue to pursue "platform" acquisitions to expand in targeted markets in Asia, South America, Europe and the Middle East which will further enable our global supply-chain service capabilities and improve our overall profitability. We believe that our combined domestic and international capabilities will provide a significant competitive advantage in the marketplace.

        A "platform" acquisition is defined by us as one that creates a significant new capability for the Company, or entry into a new global geography. When completing a platform acquisition, we would expect to retain the management as well as the operating, sales and technical personnel of the acquired company to maintain continuity of operations and customer service. The objective would be to increase an acquired company's revenue and improve its profitability by implementing our operating strategies for internal growth, internal controls and management controls.

        An "add-on" acquisition, on the other hand, will more likely be regional in nature, will be smaller than a platform acquisition and will enable us to offer additional services or expand into new regional markets, or serve new industries. When justified by the size and service offerings of an add-on acquisition, we expect to retain the management, along with the operating, sales and technical personnel of the acquired company, while seeking to improve that company's profitability by implementing our operating strategies for internal growth, internal controls and management controls. In most instances where there is overlap of geographic coverage, operations acquired by add-on acquisitions will be integrated into our existing operations in that market, resulting in the elimination of duplicative overhead and operating costs.

        We believe, given lender approval of proposed acquisitions, that we are well positioned to successfully pursue our acquisition strategy due to: (i) the highly fragmented composition of the market; (ii) our strategy for creating an organization with global reach, which should enhance an acquired company's ability to compete in its local and regional market through an expansion of offered services and lower operating costs; (iii) the potential for increased profitability as a result of our centralization of certain administrative functions, greater purchasing power, and economies of scale; (iv) our standing as a public corporation; (v) our management strategy and controls, which should, in most cases, enable the acquired company's management to remain involved in the operation of the business; and (vi) the ability of our experienced management to identify acquisition opportunities.

  Our Operating Strategy

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  Foster a Disciplined Entrepreneurial Environment.    A key element of our operating strategy is to foster a disciplined environment while maintaining an entrepreneurial culture for our employees. We intend to foster this environment by continuing to build on the reputations and customer relationships of acquired companies. We are also implementing a global management reporting and control system requiring each business to implement Company-wide controls, policies and management accountabilities. A disciplined entrepreneurial business atmosphere should allow our regional offices to quickly and creatively respond to local market demands and enhance our ability to motivate, attract and retain managers to maximize growth and profitability.

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  Develop and Maintain Strong Customer Relationships.    We seek to develop and maintain strong, interactive customer relationships by anticipating and focusing on our customers' needs. We emphasize a relationship-oriented approach to business, rather than a commodity or assignment-oriented approach used by many of our competitors. To develop close customer relationships, we regularly meet with existing and prospective customers to help design and execute solutions for their supply chain strategies. We believe that this relationship-oriented approach results in greater customer satisfaction and reduced business development expense.

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  Centralize Administrative Functions.    We seek to maximize our operational efficiencies by integrating general and administrative functions at the corporate level, thereby reducing or eliminating redundant functions and facilities at acquired companies. This enables us to quickly realize potential savings and synergies, efficiently control and monitor our operations and allows acquired companies to focus on growing their sales and operations.

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  Enhance Our Capital Structure.    As we approach the next stage of our development, we need to augment our capital structure. This may take the form of subordinated debt, convertible preferred stock and common stock, among others. Such an enhanced capital structure will permit continued expansion, but at a far slower pace than it has in the past. This growth will expand our services in existing markets and expand our global reach.

Operations

        Our primary business operations involve obtaining shipment or material orders from customers, creating and delivering a wide range of logistics solutions to meet customers' specific requirements for transportation and related services, and arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems. These logistics solutions include domestic and international freight forwarding, customs brokerage and door-to-door delivery services using a wide range of transportation modes, including air, ocean and truck as well as customs brokerage, warehousing and other value-added services, such as inventory control, assembly, distribution and installation for manufacturers and retailers of commercial and consumer products.

        As a non-asset-based logistics provider, we arrange for and subcontract services on a non-committed basis to airlines, motor carriers, express companies, steamship lines and warehousing and distribution operators. By concentrating on network-based solutions, we avoid competition with logistics providers that offer dedicated outsourcing solutions for single elements of the supply chain. Such dedicated logistics companies typically provide expensive, customized infrastructure and systems for a customer's specific application and, as a result, dedicated solutions that are generally asset-intensive, inflexible and invariably localized to address only one or two steps in the supply chain. Our network-based services leverage common infrastructure and technology systems so that solutions are scalable, replicable and require a minimum amount of customization (typically only at the interface with the customer). This non-asset ownership approach maximizes our flexibility in creating and delivering a wide range of end-to-end logistics solutions on a global basis while simultaneously allowing us to exercise significant control over the quality and cost of the transportation services provided.

        Within the logistics industry, we target specific markets in which we believe we can achieve a competitive advantage and/or which are growing rapidly. For example, in the freight forwarding market, we arrange for the transportation of cargo that is generally larger and more complex than shipments handled by integrated carriers such as United Parcel Service, Inc. and FedEx Corporation. In addition, we provide specialized combinations of services that traditional freight forwarders cannot cost-effectively provide, including time-definite delivery requirements, direct-to-store distribution and merge-in-transit movement of products from various vendors in a single coordinated delivery to, and/or installation at, the end-user.

        Our services are broadly classified into the following categories:

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  Freight Forwarding Services.    We offer domestic and international air, ocean and ground freight forwarding for shipments that require special handling or are generally larger than shipments handled by integrated carriers of primarily small parcels such as United Parcel Service, Inc. and FedEx Corporation. Our basic freight forwarding business is complemented by customized and information technology-based options to meet customers' specific needs. Our Domestic Services organization offers same day, one, two and three to five day service along with expedited ground service within North America and Puerto Rico through our network of asset-based carriers. On a limited basis, we also provide motor carrier services through one of our own affiliates. Internationally we offer a wide range of services from expedited air to multi-modal options through our network of owned or agent offices throughout the world. In a few markets in Asia, the Company offers co-loading services to the freight forwarding marketplace.

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  Customs Brokerage Services.    Our International Services organization provides customs brokerage services. Within each country, the rules and regulations vary along with the level of expertise that is required to perform the customs brokerage services. Our customs brokers and support staff have substantial knowledge of the complex tariff laws and customs regulations governing the payment of duty and taxes, as well as valuation and import restrictions in their respective countries.

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  Warehousing and Other Value-added Services.    Our warehousing services primarily relate to storing goods and materials to meet our customers' production or distribution schedules. Other value-added services include receiving, deconsolidation and decontainerization, sorting, put away, consolidation, assembly, inspection services, cargo loading and unloading, assembly of freight, customer inventory control and protective packing and storage, order processing and customer-directed invoicing. We receive storage charges for use of our warehouses and fees for our other services.

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  Time-Definite Transportation.    We specialize in complex, time-definite delivery of product to many destinations around the world and all North American destinations. These include high-volume, complex multi-destination consolidation programs for catalog, retail and other shippers. We have special programs focused on high value and breakable freight utilizing all modes of transportation.

        Other value-added services provided by us include:

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  Direct-to-store logistics for retail customers involving coordination of product received directly from manufacturers and dividing large shipments from manufacturers into numerous smaller shipments for delivery directly to retail outlets or distribution centers to meet time-definite product launch dates.

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  Turn-key product management services for retailers—including comprehensive vendor compliance management, central delivery and distribution centers close to consumption, inventory forecasting, replenishment and management—all on the Web.

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  Merge-in-transit logistics involving movement of products from various vendors at multiple locations to a Company facility and the subsequent merger of the various deliveries into a single coordinated delivery to the final destination. Such services are useful to retailers where deliveries from diverse sources are organized and distributed to maximize efficiency of their sales and marketing programs.

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  Web-based fulfillment solutions providing order management as well as the subsequent pick, pack and shipment for our customers.

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  Turn-key supply chain and logistics outsourcing projects where we operate one or more warehouses or the entire end-to-end supply chain. We provide sophisticated systems that supply global location, status and ownership of parts/SKUs and enable the timely cross border customs clearance and placement desired by the final consumer of the goods.

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  Value-added, high-speed, time-definite, total-destination programs that include packaging, transportation, unpacking and placement of new products and equipment.

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  Packaging, transportation, unpacking and stand installation for domestic trade shows and major expositions.

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  Reverse logistics involving the return of products from end users to manufacturers, retailers, resellers or remanufacturers, including verification of working order, defect analysis, serial number tracking and inventory management.

Information Systems

        A key component of our growth strategy is the regular enhancement of our information systems and ultimate migration of the information systems of our acquired companies to a common set of back-office and customer facing applications. We believe that the ability to provide accurate, real-time information on the status of shipments and the status, ownership and details of the accompanying inventory is paramount to our customers. We believe that our efforts in this area will provide competitive service advantages, new customers and an increase of business from existing accounts. In addition, we believe that centralizing our back-office operations and using our transportation management system to automate the rating, routing, tender and financial settlement processes for transportation movements will drive significant productivity improvement across our network.

        To execute this strategy, we have and will continue to assess technologies obtained through our acquisition strategy in combination with commercially available supply chain technologies to launch our own "best-of-breed" solution set using a combination of owned and licensed technologies. We refer to this technology set as Tech-Logis™ (or Technology in Logistics). We are developing Tech-Logis™ to provide: (1) a customer-facing portal that unifies the look and feel of how customers, employees and suppliers work with and connect to us; (2) a robust supply chain operating system including order, inventory optimization, transportation, warehouse and supply chain event management for use across the organization; and (3) a common data repository for analysis and reporting to provide advanced metrics to management and our customers. We have completed the added value logistics portion of this integrated logistics and information platform. We did encounter difficulty, however, with the functionality for the multi-modal forwarding portion of the Tech-Logis™ platform in 2004. As a result, the Company wrote off its investment in this unsuitable system in the fourth quarter of 2004. The Company has redirected its efforts into a new solution to meet its increasingly sophisticated needs for leading edge technologies.

        In executing this strategy, we have and will continue to invest significant management and financial resources to deliver these technologies. We believe these technologies will provide financial and competitive advantages in the years ahead and will increase our competitive differentiation.

Consolidation of Businesses

        We began to make changes in the fourth quarter of 2004 to further consolidate our businesses and to improve our profitability. After a review of our entire business, we made a number of targeted reductions across our employee base. We also streamlined our line-haul trucking division, a strategic step to ensure that our core focus remains on providing non-asset-based logistics solutions to our clients. We also moved our corporate headquarters to Seattle, Washington in May 2005, in an effort to derive synergies from the integration of the Company's corporate team with its U.S. operating companies' support staff.

Sales and Marketing

        We market services on a global basis using our senior management, sales executives, regional managers, terminal managers and our national service centers located strategically across the United States and in select international locations.

        We seek to create long-term relationships with our customers and to increase the quantity and diversity of business from each customer over time. We also emphasize obtaining high-revenue national accounts with multiple shipping locations. These accounts typically impose numerous requirements on those competing for their freight business, including electronic data interchange and proof of delivery capabilities, the ability to track shipments, the ability to generate customized shipping reports and a nationwide network of terminals. These requirements often limit the competition for these accounts to a very small number of logistics providers, enabling us to more effectively compete for these accounts.

        Our customers include large manufacturers and distributors of computers and other electronic and high-technology equipment, printed and publishing materials, automotive and aerospace components, trade show exhibit materials, telecommunications equipment, machinery and machine parts, apparel, entertainment products and household goods. For the year ended December 31, 2004, our largest customer, Best Buy, accounted for approximately 13% of our revenue. In 2003, Best Buy represented 24% of our revenue. The change was principally due to the Company's organic and acquired growth. In March 2005, the Company entered into a new three-year contract with Best Buy providing for an expansion of its existing expedited transportation and logistics services. Approximately 16% of our 2004 revenue was derived from our next five largest customers, none of which accounted for 10% or more of our 2004 revenue. As our current operations continue to diversify, and as we continue our acquisition strategy, our exposure to customer and industry concentrations should be significantly reduced.

Competition and Business Conditions

        Our business is directly impacted by the volume of domestic and international trade. The volume of this trade is influenced by many factors, including economic and political conditions in the United States and abroad, major work stoppages, exchange controls, currency fluctuations, acts of war, terrorism and other armed conflicts, and United States and international laws relating to tariffs, trade restrictions, foreign investments and taxation.

        The global logistics services and transportation industries are intensively competitive and are expected to remain so for the foreseeable future. We compete against other integrated logistics companies, as well as transportation services companies, consultants, information technology vendors and shippers' transportation departments. This competition is based primarily on capabilities, rates, quality of service (such as damage-free shipments, on-time delivery and consistent transit times), reliable pickup and delivery and scope of operations.

        As a provider of third-party logistics services, we encounter competition from a large number of firms, much of it coming from local or regional firms which have only one or a small number of offices and do not offer the breadth of services and integrated approach that we offer. However, some of this competition comes from major United States and foreign-owned firms which have networks of offices and offer a wide variety of services. We believe that quality of service, including information systems capability, global network capacity, reliability, responsiveness, expertise, convenience, scope of operations, customized program design and implementation and price are important competitive factors in our industry.

        Competition within the domestic freight forwarding industry is also intense. Although the industry is highly fragmented with a large number of participants, we compete most often with a relatively small number of freight forwarders with nationwide networks and the capability to provide the breadth of services offered by us. We also encounter competition from passenger and cargo air carriers, trucking companies and others. As we expand our international operations, we expect to encounter increased competition from those freight forwarders that have a predominantly international focus, including DHL Danzas Air and Ocean, Expeditors International of Washington, Inc., UPS Supply Chain Solutions (a unit of United Parcel Service, Inc.), UTi Worldwide, Inc. and Eagle Logistics, Inc. Many of our competitors have substantially greater financial resources than we do.

        We also encounter competition from regional and local air freight forwarders, cargo sales agents and brokers, surface freight forwarders and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers. As an ocean freight forwarder, we encounter strong competition in every country in which we choose to operate. This includes competition from steamship companies and both large forwarders with multiple offices and local and regional forwarders with one or a small number of offices. We believe that quality of service, including reliability, responsiveness, expertise and convenience, scope of operations, information technology and price are the most important competitive factors in our industry.

Regulation

        We do not believe that transportation related regulatory compliance has had a material adverse impact on operations to date. However, failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our operating permits or authorities. We cannot give assurance as to the degree or cost of future regulations on our business. Some of the regulations affecting our operations are described below.

        Our air freight forwarding business is subject to regulation, as an indirect air cargo carrier, under the U.S. Department of Transportation's Transportation Security Administration. The air freight forwarding industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

        Our surface freight forwarding operations are subject to various federal statutes and are regulated by the Surface Transportation Board. This federal agency has broad investigatory and regulatory powers, including the power to issue a certificate of authority or license to engage in the business, to approve specified mergers, consolidations and acquisitions, and to regulate the delivery of some types of domestic shipments and operations within particular geographic areas. The Surface Transportation Board and U.S. Department of Transportation also have the authority to regulate interstate motor carrier operations, including the regulation of certain rates, charges and accounting systems, to require periodic financial reporting, and to regulate insurance, driver qualifications, operation of motor vehicles, parts and accessories for motor vehicle equipment, hours of service of drivers, inspection, repair, maintenance standards and other safety related matters. The federal laws governing interstate motor carriers have both direct and indirect application to the Company. The breadth and scope of the federal regulations may affect our operations and the motor carriers we use to provide transportation services. In certain locations, state or local permits or registrations may also be required to provide or obtain intrastate motor carrier services for the Company. Our property brokerage operations similarly subject us to various federal statutes and regulation as a property broker by the Surface Transportation Board, and we have obtained a property broker license and posted a surety bond as required by federal law. Our international operations are subject to regulation by the Federal Maritime Commission, or FMC, as it regulates and licenses ocean forwarding operations. Indirect ocean carriers (non-vessel operating common carriers) are subject to FMC regulation, under the FMC tariff filing and surety bond requirements, and under the Shipping Act of 1984, particularly those terms proscribing rebating practices.

        Our customs brokerage operations are subject to the licensing requirements of the U.S. Treasury and are regulated by the U.S. Customs Service. Foreign customs brokerage operations are also licensed in and subject to the regulations of their respective countries.

        In the United States, we are also subject to federal, state and local provisions relating to the discharge of materials into the environment or otherwise for the protection of the environment. Similar laws apply in many foreign jurisdictions in which we operate or may operate in the future. Although current operations have not been significantly affected by compliance with these environmental laws, governments are becoming increasingly sensitive to environmental issues, and we cannot predict what impact future environmental regulations may have on our business. We do not anticipate making any material capital expenditures for environmental control purposes.

Personnel

        At August 31, 2005, we had 1,120 employees of which 765 employees were engaged in operations, 105 in sales and marketing, and 250 in finance, administration and management functions.

        None of our employees are covered by a collective bargaining agreement, and we believe that we have a good relationship with our employees.

Discontinued Operations

        Prior to the first quarter of 2001, our principal business was developing early-stage technology businesses with significant Internet features and applications. Largely as a result of the significant correction in the global stock markets which began during 2000, and the corresponding decrease in the valuation of technology businesses and contraction in the availability of venture financing, we changed our business strategy to focus on the acquisition of operating businesses within a particular industry segment.

        After having evaluated a number of different industries, during the second quarter of 2001 we focused our acquisition efforts specifically on the transportation and logistics industry as it:

  •
  demonstrated significant growth characteristics as an increasing number of businesses outsource their supply-chain management in order to achieve cost-effective logistics solutions;

  •
  is positioned for further consolidation as many sectors of the industry remain fragmented; and

  •
  is capable of achieving enhanced efficiencies through the adoption of e-commerce and other technologies.

        This decision occurred in conjunction with our June 21, 2001 appointment of Dennis L. Pelino as our Chairman and Chief Executive Officer. Prior to joining Stonepath, Mr. Pelino had over 25 years of logistics experience, including as President and Chief Operating Officer of Fritz Companies, Inc., where he was employed from 1987 to 1999.

        To reflect the change in business model, our consolidated financial statements have been presented in a manner in which the assets, liabilities, results of operations and cash flows related to our former business have been segregated from those of our continuing operations and are presented as discontinued operations.

Corporate Information

        Stonepath Group, Inc. was incorporated in Delaware in 1998. Our principal executive offices are located at World Trade Center, 2200 Alaskan Way, Suite 200, Seattle, Washington 98121. Our telephone number is (206) 336-5400 and our Internet website address is www.stonepath.com. We make available free of charge on our website all materials that we file with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and

amendments to these reports as soon as reasonably practicable after such materials have been filed with, or furnished to, the Securities and Exchange Commission.

Segment Information

        For additional information about our business segments, see the business segment information presented in Note 16 to the consolidated financial statements.

Properties

        The Company does not own any real estate and currently leases all of its facilities. Our corporate headquarters is located at World Trade Center, 2200 Alaskan Way, Suite 200, Seattle, Washington 98121.

        As of August 31, 2005, we leased and maintained logistics facilities in 26 locations throughout the United States plus one in Puerto Rico as well as 24 international locations. The majority of these locations are operating terminals that contain office space and warehouse or cross-dock facilities and range in size from approximately 1,200 square feet to 160,000 square feet. A few of these facilities are limited to a small sales and administrative office.

        Lease terms for our principal properties are generally up to five years and terminate at various times through 2010, while a few of the smaller facilities are leased on a month-to-month basis. The Company believes that current leases can be extended and that suitable alternative facilities are available in the vicinity of existing facilities should extensions be unavailable or undesirable at the end of the current lease arrangements.

        Our logistics facilities are situated in the following locations:

Atlanta	Los Angeles (2 locations)	St. Louis
Binghamton, NY	Miami	Washington, D.C.
Chicago (2 locations)	Milwaukee	San Juan, Puerto Rico
Columbus	Minneapolis (2 locations)	Hong Kong
Dallas/Fort Worth	New York (2 locations)	PRC (10 locations)
Denver	Orlando	Singapore (2 locations)
Detroit	Portland, ME	Malaysia (3 locations)
El Paso	Salt Lake City	Cambodia
Houston	San Francisco	Brazil (6 locations)
Indianapolis	Seattle	Germany

Legal Proceedings

        The Company was named as a defendant in eight purported class action complaints filed in the United States Court for the Eastern District of Pennsylvania between September 24, 2004 and November 19, 2004. Also named as defendants in these lawsuits were officers Dennis L. Pelino and Thomas L. Scully and former officer Bohn H. Crain. These cases have now been consolidated for all purposes in that Court under the caption In re Stonepath Group, Inc. Securities Litigation, Civ. Action No. 04-4515 and the lead plaintiff, Globis Capital Partners, LP, filed an amended complaint in February 2005. The lead plaintiff seeks to represent a class of purchasers of the Company's shares between March 29, 2002 and September 20, 2004, and alleges claims for securities fraud under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. These claims are based upon allegations that certain public statements made during the period from March 29, 2002 through September 20, 2004 were materially false and misleading because they failed to disclose that the Company's Domestic Services operations had improperly accounted for accrued purchased transportation costs. The plaintiffs are seeking compensatory damages, attorneys' fees and costs, and further relief as may be determined by the Court. The Company and the individual defendants believe that this action is without merit, have filed a motion to dismiss this action, and intend to vigorously defend against the claims raised in this action.

        The Company was named as a nominal defendant in a shareholder derivative action on behalf of the Company that was filed on October 12, 2004 in the United States District Court for the Eastern District of Pennsylvania under the caption Ronald Jeffrey Neer v. Dennis L. Pelino, et al., Civ. A. No. 04-cv-4971. Also named as defendants in the action were all of the individuals who were serving as directors of the Company when the complaint was filed (Dennis L. Pelino, J. Douglass Coates, Robert McCord, David R. Jones, Aloysius T. Lawn and John H. Springer), former directors Andrew Panzo, Lee C. Hansen, Darr Aley, Stephen George, Michela O'Connor-Abrams and Frank Palma, officer Thomas L. Scully and former officers Bohn H. Crain and Stephen M. Cohen. The derivative action alleges breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violations of the Sarbanes-Oxley Act of 2002. These claims were based upon allegations that the defendants knew or should have known that the Company's public filings for fiscal years 2001, 2002 and 2003 and for the first and second quarters of fiscal year 2004, and certain press releases and public statements made during the period from January 1, 2001 through August 9, 2004, were materially misleading. The complaint alleged that the statements were materially misleading because they understated the Company's accrued purchase transportation liability and related costs of transportation in violation of generally accepted accounting principles and they failed to disclose that the Company lacked internal controls. The derivative action sought compensatory damages in favor of the Company, attorneys' fees and costs, and further relief as may be determined by the Court. The Court granted the defendants' motion to dismiss this action on September 27, 2005.

        On October 22, 2004, Douglas Burke filed a two-count action against United American Acquisitions and Management, Inc. ("UAF"), Stonepath Logistics Domestic Services, Inc., and the Company in the Circuit Court for Wayne County, Michigan. Mr. Burke is the former President and Chief Executive Officer of UAF. The Company purchased the stock of UAF from Mr. Burke on May 30, 2002 pursuant to a Stock Purchase Agreement. At the closing of the transaction Mr. Burke received $5.1 million and received the right to receive an additional $11.0 million in four annual installments based upon UAF's performance in accordance with the Stock Purchase Agreement. Stonepath Logistics Domestic Services, Inc. and Mr. Burke also entered into an Employment Agreement. Mr. Burke's complaint alleges that the defendants breached the terms of the Employment Agreement and Stock Purchase Agreement and seeks, among other things, the production of financial information, unspecified damages, attorney's fees and interest. The defendants believe that Mr. Burke's claims are without merit and intend to vigorously defend against them. In addition, the Company is seeking $456,000 in excess earn-out payments that were made to Mr. Burke.

        The Company has received notice that the Securities and Exchange Commission (the "Commission") is conducting an informal inquiry to determine whether certain provisions of the federal securities laws have been violated in connection with the Company's accounting and financial reporting. As part of the inquiry, the staff of the Commission has requested information relative to the restatement amounts, personnel at the Air Plus subsidiary and Stonepath Group, Inc. and additional background information for the period from October 5, 2001 to December 2, 2004. The Company is voluntarily cooperating with the staff.

        The Company is not able to predict the outcome of any of the foregoing actions at this time, since each action is in an early stage. An adverse determination in any of those actions could have a material and adverse effect on the Company's financial position, results of operations and/or cash flows.

        The Company is also involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of those matters will not have a material adverse effect on the Company's consolidated financial positions results of operations or cash flows.

Market for Our Common Stock

  Market Price

        Our common stock is traded on the American Stock Exchange under the symbol "STG." The table below sets forth the high and low prices for our common stock for the quarters included within 2005, 2004 and 2003.

	High	Low
Year ending December 31, 2005
First quarter	$1.44	$0.88
Second quarter	1.08	0.67
Third quarter	1.24	0.86
Year ended December 31, 2004
First quarter	4.20	2.27
Second quarter	4.05	1.80
Third quarter	2.10	0.86
Fourth quarter	1.28	0.60
Year ended December 31, 2003
First quarter	1.84	1.40
Second quarter	2.79	1.75
Third quarter	3.14	2.00
Fourth quarter	2.99	2.26

        On October 4, 2005, the last sale price of our common stock reported on the American Stock Exchange was $0.97.

  Share Information

        As of September 30, 2005 there were 43,712,726 shares of our common stock outstanding, owned by 233 registered holders of record. Management estimates there are over 7,300 stockholders holding stock in nominee name. We have not paid cash dividends on our common stock and do not anticipate or contemplate paying cash dividends in the foreseeable future. We plan to retain any earnings for use in the operations of our business and to fund our acquisition strategy. Furthermore, we are limited in our ability to pay dividends under the terms of our domestic credit facility.

  Equity Compensation Plan Information

        The following table sets forth information, as of December 31, 2004, with respect to the Company's stock option plan under which common stock is authorized for issuance, as well as other compensatory options granted outside of the Company's stock option plan.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	10,790,984	$1.61	2,772,923	(1)
Equity compensation plans not approved by security holders	615,200	$3.29	—

Total	11,406,184	$1.70	2,772,923

(1)
Does not include options to purchase 1,436,093 shares of our common stock under the Company's stock option plan which have been exercised.

SELECTED FINANCIAL DATA

        The following selected financial data as of and for the dates indicated have been derived from our consolidated financial statements. You should read the following selected financial data together with the consolidated financial statements and related footnotes of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The selected consolidated statement of operations data of the Company for the year ended December 31, 2004 and the consolidated balance sheet data of the Company as of December 31, 2004 are derived from the Company's consolidated financial statements that have been audited by Grant Thornton LLP and are included in this prospectus. The selected consolidated statement of operations data of the Company for each of the years in the two-year period ended December 31, 2003 and the consolidated balance sheet data of the Company as of December 31, 2003 are derived from the Company's consolidated financial statements that have been audited by KPMG LLP and are included in this prospectus. The selected consolidated statement of operations data of the Company for the years ended December 31, 2001 and 2000 and the consolidated balance sheet data of the Company as of December 31, 2002, 2001 and 2000 are derived from the Company's audited consolidated financial statements (after reclassification for discontinued operations, as discussed below) which are not included in this prospectus. The selected consolidated statement of operations data of the Company for the six months ended June 30, 2005 and 2004 and the consolidated balance sheet data of the Company as of June 30, 2005 are derived from the unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation. The historical results are not necessarily indicative of the operating results to be expected in the future.

        From inception through the first quarter of 2001, our principal business strategy focused on the development of early-stage technology businesses with significant Internet features and applications. In June 2001, we adopted a new business strategy to build a global integrated logistics services organization by identifying, acquiring and managing controlling interests in profitable logistics businesses. On December 28, 2001, the Board of Directors approved a plan to dispose of all of the assets related to the former business, since the investments were incompatible with our new business strategy. Accordingly, for financial reporting purposes, the results of operations of our former line of business have been accounted for as a discontinued operation and have been reclassified and reported as a separate line item in the consolidated statements of operations.

	Six Months Ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Consolidated Statement Of Operations Data: (In Thousands, Except Per Share Amounts)
Total revenue	$190,017	$146,694	$367,081	$220,084	$122,788	$15,598	$—
Cost of transportation	147,480	110,878	282,359	158,106	86,085	10,009	—

Net revenue	42,537	35,816	84,722	61,978	36,703	5,589	—
Operating expenses	47,615	38,485	90,298	60,300	35,956	10,409	7,420

Income (loss) from operations	(5,078)	(2,669)	(5,576)	1,678	747	(4,820)	(7,420)
Other income (expense)	(1,055)	(3,205)	(3,652)	(1,278)	128	1,295	2,065

Income (loss) from continuing operations before income tax expense and minority interest	(6,133)	(5,874)	(9,228)	400	875	(3,525)	(5,355)
Income tax expense	1,208	643	2,395	736	421	71	—

Income (loss) from continuing operations before minority interest	(7,341)	(6,517)	(11,623)	(336)	454	(3,596)	(5,355)
Minority interest	605	552	1,395	187	—	—	—

Income (loss) from continuing operations	(7,946)	(7,069)	(13,018)	(523)	454	(3,596)	(5,355)
Loss from discontinued operations	—	—	(25)	(263)	—	(13,863)	(30,816)

Net income (loss)	(7,946)	(7,069)	(13,043)	(786)	454	(17,459)	(36,171)
Preferred stock dividends	—	—	—	—	15,020	(4,151)	(45,751)

Net income (loss) attributable to common stockholders	(7,946)	(7,069)	$(13,043)	$(786)	$15,474	$(21,610)	$(81,922)

Basic earnings (loss) per common share:
Continuing operations	$(0.18)	$(0.17)	$(0.33)	$(0.02)	$0.70	$(0.38)	$(2.89)
Discontinued operations	—	—	—	(0.01)	—	(0.68)	(1.75)

Basic earnings (loss) per common share	$(0.18)	$(0.17)	$(0.33)	$(0.03)	$0.70	$(1.06)	$(4.64)

Diluted earnings (loss) per common share(1):
Continuing operations	$(0.18)	$(0.17)	$(0.33)	$(0.02)	$0.02	$(0.38)	$(2.89)
Discontinued operations	—	—	—	(0.01)	—	(0.68)	(1.75)

Diluted earnings (loss) per common share	$(0.18)	$(0.17)	$(0.33)	$(0.03)	$0.02	$(1.06)	$(4.64)

Weighted average common shares:
Basic	43,465	39,073	38,972	29,626	22,155	20,510	17,658

Diluted	43,465	39,073	38,972	29,626	29,233	20,510	17,658

(1)
Diluted earnings per common share for 2002 excludes the impact of the July 18, 2002 exchange transaction with the holders of the Company's Series C Preferred Stock.

Consolidated Balance Sheet Data: (In Thousands)

	December 31,
	June 30, 2005	2004	2003	2002	2001	2000
Cash and cash equivalents	$4,503	$2,801	$3,074	$2,266	$15,228	$29,100
Working capital	9,274	257	13,127	4,709	15,081	27,713
Total assets	124,063	122,946	90,269	53,985	40,714	44,911
Long-term debt	16,320	1,897	1,135	—	—	—
Stockholders' equity	38,105	44,969	56,323	33,165	32,092	43,326

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion is intended to further the reader's understanding of our financial condition and results of operations and should be read in conjunction with our consolidated financial statements and related notes included elsewhere herein. This discussion also contains statements that are forward-looking. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks and uncertainties set forth elsewhere in this prospectus and in our other SEC filings. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof.

Overview

        We are a non-asset-based third-party logistics services company providing supply chain solutions on a global basis. We offer a full range of time-definite transportation and distribution solutions through our Domestic Services platform where we manage and arrange the movement of raw materials, supplies, components and finished goods for our customers. These services are offered through our domestic air and ground freight forwarding business. We offer a full range of international logistics services including international air and ocean transportation as well as customs house brokerage services through our International Services platform. In addition to these core service offerings, we also provide a broad range of value-added supply chain management services, including warehousing, order fulfillment and inventory control solutions. We serve a customer base of manufacturers, distributors and national retail chains through a network of offices in 22 major metropolitan areas in North America, one in Puerto Rico, 17 locations in Asia, six locations in Brazil and one location in Europe, as well as through an extensive network of independent carriers and service partners strategically located around the world.

        As a non-asset-based provider of third-party logistics services, we seek to limit our investment in equipment, facilities and working capital through contracts and preferred provider arrangements with various transportation providers who generally provide us with favorable rates, minimum service levels, capacity assurances and priority handling status. The dollar volume of our purchased transportation services enables us to negotiate attractive pricing with our transportation providers.

        Although our strategic objective is to build a leading global logistics services organization that integrates established operating businesses and innovative technologies, we identified a need to restructure certain of our businesses commencing in the fourth quarter of 2004. This restructuring involves the integration of duplicate facilities, abandonment of a major facility, rationalization of personnel and systems and certain other actions. We expect to complete the restructuring by the end of the second quarter of 2005. Our prior domestic credit facility prohibited further acquisitions (see Note 8 to our consolidated financial statements). However, we have replaced that facility with a new domestic credit facility that will permit further acquisitions with the lender's consent.  Notwithstanding this condition in our domestic credit facility and our immediate-term focus on restructuring certain of the businesses within the United States, we remain committed to our acquisition strategy. We plan to achieve this objective by broadening our network through a combination of synergistic acquisitions (assuming we are allowed to continue our acquisition strategy) and the organic expansion of our existing base of operations. Once resumed, the focus of this strategy will be on acquiring businesses that have demonstrated historic levels of profitability, have a proven record of delivering high quality services, have a customer base of large and mid-sized companies and which otherwise may benefit from our long-term growth strategy and status as a public company.

        Our acquisition strategy relies upon two primary factors: First, our ability to identify and acquire target businesses that fit within our general acquisition criteria and, second, the continued availability of capital and financing resources sufficient to complete these acquisitions and fund earn-out payments for previous acquisitions. Our growth strategy relies upon a number of factors, including our ability to efficiently integrate the businesses of the companies we acquire, generate the anticipated synergies from their integration, and maintain the historic sales growth of the acquired businesses so as to generate continued organic growth. The business risks associated with these factors are discussed in the "Risk Factors" section of this prospectus.

        Our principal source of income is derived from freight forwarding services. As a freight forwarder, we arrange for the shipment of our customers' freight from point of origin to point of destination. Generally, we quote our customers a turnkey cost for the movement of their freight. Our price quote will often depend upon the customer's time-definite needs (same day or later as scheduled), special handling needs (heavy equipment, delicate items, environmentally sensitive goods, electronic components, etc.) and the means of transport (truck, air, ocean or rail). In turn, we assume the responsibility for arranging and paying for the underlying means of transportation.

        We also provide a range of other services including customs brokerage, warehousing and other value-added logistics services which include customized distribution and inventory control services, fulfillment services and other value-added supply chain services.

        Gross revenue represents the total dollar value of services we sell to our customers. Our cost of transportation includes direct costs of transportation, including motor carrier, air, ocean and rail services. We act principally as the service provider to add value in the execution and procurement of these services to our customers. Our net transportation revenue (gross transportation revenue less the direct cost of transportation) is the primary indicator of our ability to source, consolidate, add value and resell services provided by third parties, and is considered by management to be a key performance measure. Management believes that net revenue is also an important measure of economic performance. Net revenue includes transportation revenue and our fee-based activities, after giving effect to the cost of purchased transportation. In addition, management believes measuring operating costs as a function of net revenue provides a useful metric as our ability to control costs as a function of net revenue directly impacts operating earnings. With respect to our services other than freight transportation, net revenue is identical to gross revenue as the principal costs for these services are payroll and facility costs.

        Our operating results will be affected as acquisitions occur. Since all acquisitions are made using the purchase method of accounting for business combinations, our consolidated financial statements will only include the results of operations and cash flows of acquired companies for periods subsequent to the date of acquisition. Starting in the second half of 2003, we began a program to establish an offshore network of owned offices with an initial focus in Asia. To help facilitate the consolidation, analysis and public reporting process, our offshore operations are included within our consolidated results on a one-month lag, or more specifically, our calendar year results will include results from offshore operations for the period December 1 though November 30.

        Our GAAP based net income will also be affected by non-cash charges relating to the amortization of customer related intangible assets and other intangible assets arising from our completed acquisitions. Under applicable accounting standards, purchasers are required to allocate the total consideration in a business combination to the identified assets acquired and liabilities assumed based on their fair values at the time of acquisition. The excess of the consideration paid over the fair value of the identifiable net assets acquired is to be allocated to goodwill, which is tested at least annually for impairment. Applicable accounting standards require the Company to separately account for and value certain identifiable intangible assets based on the unique facts and circumstances of each acquisition. As a result of the Company's acquisition strategy, our net income (loss) will include material non-cash charges relating to the amortization of customer related intangible assets and other intangible assets acquired in our acquisitions. Although these charges may increase as the Company completes more acquisitions, we believe we are actually growing the value of our intangible assets (e.g., customer relationships).

        A significant portion of our revenue is derived from our international operations, and the growth of those operations is an important part of our business strategy. Our current international operations are focused on the shipment of goods into and out of the United States and are dependent on the volume of international trade with the United States. Our strategic plan contemplates the growth of those operations, as well as the expansion into the transportation of goods wholly outside of the United States. A list of the factors that could adversely affect our current international operations is included in the "Risk Factors" section of this prospectus.

        Our operating results are also subject to seasonal trends when measured on a quarterly basis. Our first and second quarters are likely to be weaker as compared with our other fiscal quarters, which we believe is consistent with the operating results of other supply chain service providers. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand and economic conditions. Since our revenue is largely derived from customers whose shipments are dependent upon consumer demand and just-in-time production schedules, the timing of our revenue is often beyond our control. Factors such as shifting demand for retail goods and/or manufacturing production delays could unexpectedly affect the timing of our revenue. As we increase the scale of our operations, seasonal trends in one area may be offset to an extent by opposite trends in another area. We cannot accurately predict the timing of these factors, nor can we accurately estimate the impact of any particular factor, and thus we can give no assurance that historical seasonal patterns will continue in future periods.

Critical Accounting Policies

        Accounting policies, methods and estimates are an integral part of the consolidated financial statements prepared by us and are based upon our current judgments. Those judgments are normally based on knowledge and experience with regard to past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ from our current judgments. While there are a number of accounting policies, methods and estimates that affect our consolidated financial statements as described in Note 2 to the consolidated financial statements, areas that are particularly significant include revenue recognition, costs of purchased transportation, accounting for stock options, the assessment of the recoverability of long-lived assets, specifically goodwill and acquired intangibles, the establishment of an allowance for doubtful accounts, useful lives for tangible and intangible assets and the valuation allowance for deferred income tax assets.

        The Company derives its revenue from three principal sources: freight forwarding, customs brokerage, and warehousing and other value-added services. As a freight forwarder, the Company is primarily a non-asset-based carrier that does not own or lease any significant transportation assets. The Company generates the majority of its revenue by purchasing transportation services from direct (asset-based) carriers and using those services to provide to its customers transportation of property for compensation. The Company is able to negotiate favorable buy rates from the direct carriers by consolidating shipments from multiple customers and concentrating its buying power, while at the same time offering lower sell rates than most customers would otherwise be able to negotiate themselves. When acting as an indirect carrier, the Company will enter into a written agreement with its customers or issue a tariff and a house bill of lading to customers as the contract of carriage. When the freight is physically tendered to a direct carrier, the Company receives a separate contract of carriage, or master bill of lading. In order to claim for any loss associated with the freight, the customer is first obligated to pay the freight charges. Based on the terms in the contract of carriage, revenue related to shipments where the Company issues a house bill of lading is recognized when the freight is delivered to the direct carrier at origin. Costs related to the shipment are also recognized at this same time. Most transportation costs are estimated at the time of shipment and such estimates are updated for differences between estimated and actual amounts at the time invoices are processed for payment. Our revised processes for domestic purchased transportation costs also require the assessment of the adequacy of the recorded estimates. All other revenue, including revenue for customs brokerage and warehousing and other value-added services, is recognized upon completion of the service.

        In certain instances, accounting principles generally accepted in the United States of America allow for the selection of alternative accounting methods. Two alternative methods for accounting for stock options are available—the intrinsic value method and the fair value method. We use the intrinsic value method of accounting for stock options, and accordingly, no compensation expense is recognized for options issued at an exercise price equal to or greater than the quoted market price on the date of grant to employees, officers and directors. Under the fair value method, the determination of the pro forma amounts involves several assumptions including option life and volatility. If the fair value method were used, both basic and diluted loss per share would have increased by $0.15 in 2004.

        As discussed in Note 2 to the consolidated financial statements, the goodwill arising from our acquisitions is not amortized, but instead is tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. The impairment test requires several estimates including future cash flows, growth rates and the selection of a discount rate. In addition, the acquired intangibles arising from those transactions are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The recoverability of long-lived assets to be held and used (including our identifiable intangible assets) is assessed by comparing the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. In developing our future cash flow estimates, we incorporate assumptions that marketplace participants would use in their estimates, including, among other things, that (i) existing operations are evaluated on a stand-alone basis and, as such, achieve no revenue or cost synergies, (ii) no further acquisitions are made, (iii) formerly acquired companies achieve their earnings targets and their earn-outs are fully paid, (iv) future earnings are fully taxed and (v) no additional equity is raised. We cannot guarantee that our assets will not be impaired in future periods.

        Acquired intangibles consist of customer related intangibles and non-compete agreements arising from the Company's acquisitions. Customer related intangibles are amortized using accelerated methods over five to seven years and non-compete agreements are amortized using the straight-line method over periods of three to five years.

        We maintain reserves for specific and general allowances against accounts receivable. The specific reserves are established on a case-by-case basis by management. A general reserve is established for all other accounts receivable, based on a specified percentage of the accounts receivable balance. We continually assess the adequacy of the recorded allowance for doubtful accounts, based on our knowledge about the customer base. While credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

        Our discontinued operations, which focused on the development of early-stage technology businesses, and our continuing operations have generated significant net operating loss carryforwards (NOLs) which could have value in the future. After giving effect for certain annual limitations based on changes in ownership as defined in Section 382 of the Internal Revenue Code, we estimate that approximately $47.0 million in NOLs may be available to offset future federal taxable income. Under SFAS No. 109, Accounting for Income Taxes, we are required to provide a valuation allowance to offset deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2004, the valuation allowance was $23.1 million. Given our historical losses and our limited track record to date, we maintained a full valuation allowance against our deferred tax assets as of December 31, 2004. We had deferred tax liabilities of approximately $1.7 million at December 31, 2004 and approximately $1.0 million at December 31, 2003, primarily related to the tax amortization of goodwill, which is deductible for tax purposes over a life of 15 years but is not amortized for book purposes. We do not anticipate paying federal income taxes in the near future as we expect that our existing NOLs will be sufficient to offset current taxable income, if any. However, additional sales of our securities could have the effect of significantly limiting our ability to utilize our existing NOLs in the future.

Discontinued Operations

        Prior to the first quarter of 2001, our principal business was developing early-stage technology businesses with significant Internet features and applications. Largely as a result of the significant correction in the global stock markets which began during 2000, and the corresponding decrease in the valuation of technology businesses and contraction in the availability of venture financing during 2001, we elected to shift our business strategy to focus on the acquisition of operating businesses within a particular industry segment. Following a wind down of the technology business during the second quarter of 2001, we focused our acquisition efforts specifically within the transportation and logistics industry. This decision occurred in conjunction with our June 21, 2001 appointment of Dennis L. Pelino as our Chairman and Chief Executive Officer. Mr. Pelino brings to us over 25 years of logistics experience, including most recently, as President and Chief Operating Officer of Fritz Companies, Inc., where he was employed from 1987 to 1999.

        To reflect the change in business model, our consolidated financial statements have been presented in a manner in which the assets, liabilities, results of operations and cash flows related to our former business have been segregated from that of our continuing operations and are presented as discontinued operations.

Results Of Operations

Six months ended June 30, 2005 compared to six months ended June 30, 2004

        The following table summarizes our total revenue, net transportation revenue and other revenue (in thousands):

	Six months ended June 30,		Change
	2005	2004	Amount	Percentage
Total revenue	$190,017	$146,694	$43,323	29.5%

Transportation revenue	$177,406	$135,634	41,772	30.8
Cost of transportation	147,480	110,878	36,602	33.0
Net transportation revenue	29,926	24,756	5,170	20.9
Net transportation margin	16.9%	18.3%
Customs brokerage	4,178	5,101	(923)	(18.1)
Warehousing and other value added services	8,433	5,959	2,474	41.5

Total net revenue	$42,537	$35,816	$6,721	18.8%

Net revenue margin	22.4%	24.4%

        Total revenue was $190.0 million in the first six months of 2005, an increase of 29.5% over total revenue of $146.7 million in the first half of 2004. $11.0 million or 25.3% of the increase in total revenue was attributable to same store growth with $33.3 million or 74.7% of the increase in total revenue attributable to acquisitions made in China and South America in the first quarter of 2004. The Domestic Services platform recorded $62.0 million in total revenue for the first half of 2005, a decline of 8.6% compared to $67.8 million in same period in 2004. There were no domestic acquisitions in 2005 or 2004 affecting the comparability of this platform's results. The decline in Domestic Services total revenue was due to lower automotive related business caused by the difficult economic conditions of domestic automobile manufacturers and reduced volume from a major customer. The decline in revenue from this major customer, which was approximately $11.3 million less in the first half of 2005 than was recorded in the first half of 2004, resulted from the customer selling a line of business we serviced and realigning a distribution program to an in-house operation. The International Services platform recognized $128.0 million in total revenue for the first six months of 2005, a year over year improvement of

$49.1 million or 62.3%, with $16.7 million of the increase coming from same store growth and the remaining $32.4 million improvement attributed to our acquisitions.

        Net transportation revenue was $29.9 million in the first half of 2005, an increase of 20.9% over net transportation revenue of $24.8 million in the first half of 2004. $2.4 million, or 46.3% of the increase in net transportation revenue, was attributable to same store growth with $2.8 million, or 53.7% of the increase, attributable to acquisitions. The Domestic Services platform recorded $14.9 million in net transportation revenue for the first quarter of 2005, the same as recorded in the first half of 2004 in spite of reduced volumes. The International Services platform recognized $15.0 million in net transportation revenue for the first half of 2005, a year over year improvement of $5.2 million or 53.1%, with $2.4 million of the increase resulting from same store growth and the remaining $2.8 million improvement attributed to acquisitions.

        Net transportation margins decreased to 16.9% for the first half of 2005 from 18.3% for the same period in 2004. For the first half of 2005, net transportation margins for the Domestic Services platform improved to 27.1% from 23.9% in the same period a year ago. Domestic margins were favorably impacted by price increases implemented during the first half of 2005 on certain significant customer relationships and reductions in less profitable business. For the International Services platform, net transportation margins declined to 12.3% from 14.2% driven primarily by the mix of lower margin business acquired with the Shaanxi transaction coupled with lower margins on existing and new business.

        Net revenue was $42.5 million in the first half of 2005, an increase of 18.8% over net revenue of $35.8 million in the first half of 2004. $3.9 million, or 58.8% of the increase in net revenue, was attributable to same store growth, with $2.8 million, or 41.2% of the increase, attributable to acquisitions. The Domestic Services platform delivered $21.9 million in net revenue for the first half of 2005 a 8.4% increase over the $20.2 million in net revenue recorded in the first half of 2004. The International Services platform recorded $20.6 million in net revenue for the first half of 2005, a year over year improvement of $5.0 million or 32.3%, with $2.2 million of the increase resulting from same store growth and the remaining $2.8 million improvement attributed to acquisitions.

        Net revenue margins decreased to 22.4% for the first half of 2005 compared to 24.4% for the same prior in the year period. Net revenue margins for Domestic Services improved to 35.4% from 29.9%. For the International Services platform, net transportation margins declined to 16.1% from 19.7%.

        The following table compares certain consolidated statement of operations data as a percentage of our net revenue (in thousands):

	Six months ended June 30,
	2005		2004		Change
	Amount	Percent	Amount	Percent	Amount	Percent
Net revenue	$42,537	100.0%	$35,816	100.0%	$6,720	18.8%

Personnel costs	23,043	54.2	22,566	63.0	477	2.1
Other selling, general and administrative costs	18,827	44.2	13,935	38.9	4,892	35.1
Depreciation and amortization	2,297	5.4	1,984	5.6	313	15.8
Restructuring charges	3,448	8.1	—	—	3,448	NM

Total operating costs	47,615	111.9	38,485	107.5	9,130	23.7

Loss from operations	(5,079)	(11.9)	(2,669)	(7.5)	(2,410)	(90.3)
Provision for excess earn-out payments	—	—	(3,075)	(8.6)	3,075	NM
Other income (expense), net	(1,054)	(2.5)	(130)	(0.3)	(924)	NM

Loss before income tax expense and minority interest	(6,133)	(14.4)	(5,874)	(16.4)	(259)	(4.4)
Income tax expense	1,208	2.9	643	1.8	565	87.9

Loss before minority interest	(7,341)	(17.3)	(6,517)	(18.2)	(824)	(12.6)
Minority interest	605	1.4	552	1.5	53	9.6

Net loss	$(7,946)	(18.7)%	$(7,069)	(19.7)%	$(877)	(12.4)%

        Personnel costs were $23.0 million for the first half of 2005, an increase of 2.1% compared to $22.6 million recorded in the first half of 2004. $1.1 million of incremental personnel costs were attributable to costs assumed as part of our acquisition program with the remaining decline of $0.7 million attributable to restructuring efforts afforded our U.S. operations. Personnel costs as a percentage of net revenue decreased to 54.2% in the first half of 2005 from 63.0% in the first half of 2004. Compared to June 30, 2004, headcount decreased by 6.4% or 75 employees to a total of 1,101. Headcount has also decreased 5.8% or 68 employees since December 31, 2004. We have been aggressively rationalizing our U.S. operations, including our employment level, as part of our previously announced restructuring program.

        Other selling, general and administrative costs were $18.8 million for the first half of 2005, an increase of 35.1% over $13.9 million for the first half of 2004. $1.0 million of the increase is attributable to incremental costs assumed as part of our acquisition program with the remaining $3.9 million attributable to increased costs of the base business. Negatively impacting this category of expense were approximately $1.0 million in higher legal, technology and Sarbanes-Oxley and audit related expenses incurred in the first quarter of 2005. As a percentage of net revenue, other selling, general and administrative costs increased to 44.2% in the first half of 2005 from 38.9% in the first half of 2004.

        Depreciation and amortization was $2.3 million in the first half of 2005, an increase of 15.8% over $2.0 million in the first half of 2004. Depreciation and amortization as a percentage of net revenue decreased to 5.4% in the first half of 2005 from 5.6% in the first half of 2004. The increase in this category of expense is due to higher depreciation from technology and equipment assets acquired since the first quarter of 2004 and increases in intangible asset amortization resulting from the Shaanxi acquisition.

        As part of our restructuring initiative announced in January 2005, we have rationalized the number of facilities in which we operate and the level of employment in the U.S. We have completed the majority of this initiative as of the end of the second quarter but will continue to pursue opportunities in the future to reduce costs while maintaining a high level of service to our customers. Restructuring charges recorded in the first half of 2005 due to this initiative were $3.4 million. We do not anticipate incurring significant additional restructuring charges during the balance of 2005.

        The provision for excess earn-out payments recorded in the first quarter of 2004 represented a valuation adjustment for amounts paid to former shareholders of acquired companies that, as a result of the restatement of our financial performance for 2003, was in excess of the amount that would have been paid out based upon the restated financial results for 2003. Due to differing interpretations between the Company and the selling shareholders of the earn-out provisions of the purchase agreements, we determined that the resulting receivable from the former shareholders should be fully reserved. If in the future, excess amounts paid are recovered, those proceeds would be reflected as other income in our consolidated statement of operations.

        Other income (expense) principally consists of interest expense. Interest expense for the first half of 2005 was $1.2 million compared to $0.1 million in the first half of 2004. The increase in expense was due to higher average borrowings in the U.S. and Asia used to fund operating and investing activities coupled with higher interest rates resulting from an amendment in April 2005 to our revolving credit agreement. Average borrowings were also affected by our Asia borrowings, which did not exist in the prior year.

        Income tax expense for the first half of 2005 was $1.2 million compared to $0.6 million in the first half of 2004. A portion of our tax expense is associated with earnings from our overseas operations. The foreign income tax provision amounted to $0.8 million or 64.3% of the consolidated income tax provision. The balance is due to state income taxes and deferred income taxes resulting from the amortization of goodwill for income tax purposes. We have accumulated U.S. federal net operating losses and had carryforwards of approximately $47.0 million as of December 31, 2004.

        Net loss was $7.9 million in the first half of 2005, compared to a net loss of $7.1 million in the first half of 2004. Basic and diluted loss per common share was $0.18 for the first six months of 2005 compared to a net loss of $0.17 per common share for the same period in 2004.

  Year ended December 31, 2004 compared to year ended December 31, 2003

        The following table summarizes our total revenue, net transportation revenue and other revenue (in thousands):

			Change
	2004	2003	Amount	Percent
Total revenue	$367,081	$220,084	$146,997	66.8%

Transportation revenue	$343,460	$203,187	$140,273	69.0
Cost of transportation	282,359	158,106	124,253	78.6

Net transportation revenue	61,101	45,081	16,020	35.5
Net transportation margin	17.8%	22.2%
Customs brokerage	9,393	10,027	(634)	(6.3)
Warehousing and other value-added services	14,228	6,870	7,358	107.1

Net revenue	$84,722	$61,978	$22,744	36.7%

Net revenue margin	23.1%	28.2%

        Total revenue was $367.1 million in 2004, an increase of 66.8% over total revenue of $220.1 million in 2003. $39.4 million or 26.8% of the increase in total revenue was attributable to same store growth with $107.6 million or 73.2% of the increase in total revenue attributable to acquisitions. The Domestic Services platform delivered $145.2 million in total revenue in 2004, an improvement of $15.7 million or 12.1% over the same prior year period with $14.0 million of the increase coming from same store growth and the remaining $1.7 million coming from acquisitions. The International Services platform delivered $221.9 million in total revenue for 2004, a period over period improvement of $131.3 million or 144.9%, with $25.3 million of the increase coming from same store growth and the remaining $106.0 million improvement attributed to acquisitions, primarily Shaanxi.

        Net transportation revenue was $61.1 million in 2004, an increase of 35.5% over net transportation revenue of $45.1 million in 2003. $4.0 million or 25.0% of the increase was attributable to same store growth with $12.0 million or 75.0% of the increase in net transportation revenue attributable to acquisitions. The Domestic Services platform delivered $32.6 million of net transportation revenue in 2004, a decrease of $0.8 million or 2.4% compared to the same prior year period with a $1.2 million decrease in same store activity, which was driven by low margin transportation business under a broad services contract with a large customer and higher fuel surcharges absorbed by the business, partially offset by an increase of $0.4 million from acquisitions. The International Services platform delivered $28.5 million of net transportation revenue in 2004, a period over period improvement of $16.8 million or 143.3%, with $3.9 million of the increase coming from same store growth and the remaining $12.9 million improvement attributed to acquisitions, primarily Shaanxi.

        Net transportation margin decreased to 17.8% for the year ended December 31, 2004 from 22.2% for the comparable period in 2003 primarily driven by the change in revenue mix resulting from the recent acquisitions within the International Services platform, which generally operate at lower margins than those found in the Domestic Services platform. The International Services expansion has added significantly to our global capabilities required by our customers. For the International Services platform, net transportation margin has declined in line with previous expectations to 13.6% from 14.9% as a result of the general rate increases and fuel surcharges imposed by the underlying asset-based carriers as well as the impact of the Shaanxi transaction in early 2004. Shaanxi operates principally as a wholesaler of air freight which carries lower margins but provides the International Services platform with the opportunity for growth in the higher-margin retail component of the air freight business. Net transportation margin for the Domestic Services platform decreased to 24.5% for the year ended December 31, 2004 from 26.9% for the comparable period in 2003 driven primarily by one low margin piece of business that the Company exited in 2004 and higher fuel surcharges.

        Customs brokerage and other value-added services revenue was $23.6 million in 2004, an increase of 39.8% over $16.9 million in 2003. $6.5 million or 96.3% of the increase was attributable to same store growth with $0.2 million or 3.7% of the increase attributable to acquisitions. The Domestic Services platform delivered $12.2 million of revenue from these services in 2004, an improvement of $7.0 million or 128.3% over the same prior year period with $6.5 million of the increase coming from same store growth, driven by the start-up of a significant new account, and the remaining $0.5 million coming from acquisitions. The International Services platform delivered $11.4 million of revenue from these services in 2004, a period over period decrease of $0.3 million or 2.2%, driven primarily by a decline in activity from a large customer. The customs brokerage and other value-added services revenue from this large customer is expected to continue at this level through 2005.

        Net revenue was $84.7 million in 2004, an increase of 36.7% over net revenue of $62.0 million in 2003. $10.4 million or 45.7% of the increase was attributable to same store growth with $12.3 million or 54.3% of the increase attributable to acquisitions. The Domestic Services platform delivered $44.8 million of net revenue in 2004, an improvement of $6.2 million or 16.0% over the same prior year period with $5.2 million of the increase coming from same store growth and the remaining $1.0 million coming from acquisitions. The International Services platform delivered $39.9 million of net revenue in 2004, a period over period improvement of $16.5 million or 70.9%, with $5.2 million of the increase coming from same store growth and the remaining $11.3 million improvement attributable to acquisitions.

        Net revenue margin decreased to 23.1% for 2004 compared to 28.2% for 2003. This decrease in net revenue margin is primarily the result of the expansion of our International Services platform, which traditionally has lower margins, through multiple acquisitions in 2003 and 2004 which added significantly to our global capabilities. Net revenue margin for the Domestic Services platform increased to 30.9% for the year ended December 31, 2004 from 29.8% for the comparable period in 2003 driven primarily by growth in other value-added services provided in connection with the start-up of a significant new account. This increase was partially offset by higher fuel surcharges absorbed by the business and one low margin piece of business that the Company exited in 2004. Net revenue margin for the International Services platform decreased in line with previous expectations to 18.0% for the year ended December 31, 2004 from 25.8% for the comparable period in 2003 as a result of the general rate increases and fuel surcharges imposed by the underlying asset-based carriers as well as the impact of the Shaanxi transaction in early 2004. Shaanxi operates principally as a wholesaler of air freight which carries lower margins but provides the International Services platform with the opportunity for growth in the higher-margin retail component of the air freight business.

        The following table summarizes certain consolidated statement of operations data as a percentage of our net revenue (in thousands):

	2004		2003		Change
	Amount	Percent	Amount	Percent	Amount	Percent
Net revenue	$84,722	100.0%	$61,978	100.0%	$22,744	36.7%

Personnel costs	44,988	53.1	31,888	51.5	13,100	41.1
Other selling, general and administrative costs	36,753	43.4	24,583	39.7	12,170	49.5
Depreciation and amortization	4,189	4.9	2,660	4.3	1,529	57.5
Restructuring charges	4,368	5.2	—	—	4,368	NM
Litigation settlement and nonrecurring costs	—	—	1,169	1.8	(1,169)	(100.0)

Total operating costs	90,298	106.6	60,300	97.3	29,998	49.7

Income (loss) from operations	(5,576)	(6.6)	1,678	2.7	(7,254)	NM
Provisions for excess earn-out payments	(3,075)	(3.6)	(1,270)	(2.1)	(1,805)	(142.1)
Interest income	62	0.1	49	0.1	13	26.5
Interest expense	(640)	(0.8)	(142)	(0.2)	(498)	(350.7)
Other income, net	1	—	85	0.1	(84)	(98.8)

Income (loss) from continuing operations before income taxes and minority interest	(9,228)	(10.9)	400	0.6	(9,628)	NM
Income tax expense	2,395	2.8	736	1.2	1,659	225.4

Loss from continuing operations before minority interest	(11,623)	(13.7)	(336)	(0.6)	(11,287)	(3,359.2)
Minority interest	1,395	1.7	187	0.3	1,208	646.0

Loss from continuing operations	(13,018)	(15.4)	(523)	(0.9)	(12,495)	(2,389.1)
Loss from discontinued operations	(25)	—	(263)	(0.4)	238	90.5

Net loss	$(13,043)	(15.4)%	$(786)	(1.3)%	$(12,257)	(1,559.4)%

        Personnel costs were $45.0 million in 2004, an increase of 41.1% over $31.9 million in 2003. $8.0 million or 61.1% of the increase was attributable to same store growth with $5.1 million or 38.9% of the increase attributable to acquisitions. The Domestic Services platform incurred $25.1 million in personnel costs in 2004, an increase of $5.1 million or 25.6% over the same prior year period with $4.3 million of the increase coming from same store growth and the remaining $0.8 million coming from acquisitions. The International Services platform incurred $19.9 million in personnel costs for 2004, a period over period increase of $8.0 million or 67.0%, with $3.7 million of the increase coming from same store growth and the remaining $4.3 million increase attributed to acquisitions. As a percentage of net revenue, personnel costs increased in 2004 to 53.1% compared to 51.5% in 2003. This increase was due to staff increases in sales and marketing in the International Services platform in the second half of 2004 partially offset by operations and sales and marketing staff reductions in the Domestic Services platform.

        The number of employees increased to 1,169 at December 31, 2004 from 827 at December 31, 2003, an increase of 342 employees or 41.4%. Of the total number of employees, 866 or 74.1% of the employees are engaged in operations; 86 or 7.4% of the employees are engaged in sales and marketing; and 217 or 18.5% of the employees are engaged in finance, administration, and management functions. Additionally, approximately 335 or 98.0% of the total increase in employees was attributable to acquisitions, while same store employee headcount increased by seven or 2.0% of the total increase in employees.

        Other selling, general and administrative costs were $36.8 million in 2004, an increase of 49.5% over $24.6 million in 2003. $8.2 million or 66.9% of the increase was attributable to same store growth including increased expenses for leased equipment and facilities to support a broad services contract with a large customer and $4.0 million or 33.1% of the increase attributable to acquisitions. The Domestic Services platform incurred $26.6 million of other selling, general and administrative costs in 2004, an increase of $6.9 million or 35.4% over the same prior year period with $5.9 million of the increase coming from same store growth and the remaining $1.0 million coming from acquisitions. The International Services platform had $10.1 million in other selling, general and administrative costs for 2004, a period over period increase of $5.2 million or 106.3%, with $2.2 million of the increase coming from same store growth and the remaining $3.0 million increase attributed to acquisitions. As a percentage of net revenue, other selling, general, and administrative costs increased in 2004 to 43.4% compared to 39.7% in 2003. This increase was primarily due to non-recurring charges incurred in the first quarter of 2004 related to bad debts, communications and technology costs and higher than expected costs related to our Sarbanes-Oxley compliance initiatives.

        Depreciation and amortization amounted to $4.2 million for the year ended December 31, 2004, an increase of $1.5 million or 57.5% over the comparable period in 2003 principally due to amortization of intangible assets acquired in the Shaanxi and other Asian transactions. See Notes 5 and 6 to the Company's consolidated financial statements.

        Restructuring costs were $4.4 million for the year ended December 31, 2004 and are comprised of $3.6 million related to the write-off of certain technology assets, $0.7 million of personnel related charges and $0.1 million of lease termination charges.

        Litigation and nonrecurring costs were $1.2 million for the year ended December 31, 2003 and are comprised of $0.8 million paid to settle litigation commenced against the Company in August 2000 in a combination of $0.4 million in cash and $0.4 million in Company stock, and $0.4 million associated with the Commission's review and delayed effectiveness of a registration statement filed in connection with a March 2003 private placement.

        Loss from operations was $5.6 million in 2004, compared to income from operations of $1.7 million for 2003.

        Provisions for excess earn-out payments represent the amount paid to former owners of acquired businesses that, as a result of the restatement of our financial performance for 2003, was in fact in excess of the amount that would have been paid out based on the restated financial results for 2003. Due to the uncertainty of collecting the excess payments, the Company has fully reserved for the resulting receivable from the former owners. If excess amounts paid are recovered in the future, those proceeds would be reflected as other income in the Company's consolidated statement of operations.

        Interest income was relatively flat in 2004 and 2003, and remained an insignificant component of the Company's overall financial performance.

        Interest expense was $0.6 million for the year ended December 31, 2004 compared to $0.1 million in the comparable prior year period driven by advances on our revolving credit facility used to fund acquisitions and working capital during 2004.

        Loss from continuing operations before income taxes and minority interest was $9.2 million in 2004 compared to income from continuing operations before income taxes and minority interest of $0.4 million in 2003.

        As a result of historical losses related to investments in early-stage technology businesses and our subsequent transition to a third-party logistics services provider, the Company has accumulated federal NOLs. The Company has approximately $47.0 million of NOLs as of December 31, 2004 to offset future federal taxable income. The Company does not anticipate paying significant federal income taxes in the near future because it expects that the NOLs will be sufficient to offset substantially all of its federal income tax liability, if any. In addition to minor state income taxes and approximately $1.7 million of foreign income taxes, the Company recorded deferred income taxes amounting to $0.6 million in each of the years ended December 31, 2004 and 2003, primarily related to amortization of goodwill for income tax purposes. This provision will increase as the goodwill related to the Company's U.S.-based operations is amortized over its tax life of fifteen years.

        Loss from continuing operations before minority interest was $11.6 million in 2004, compared to a loss of $0.3 million in 2003.

        Minority interest for the year ended December 31, 2004 was $1.4 million compared to $0.2 million in 2003. The increase was primarily related to the Shaanxi operation, acquired in February 2004, of which the Company owns a 55% interest.

        Loss from discontinued operations was nominal in 2004. The loss from discontinued operations in 2003 reflects the costs associated with the remaining lease liability of a property used in the Company's former internet business, as well as a payment made to a consultant for services provided in 2000.

        Net loss was $13.0 million in 2004, compared to $0.8 million in 2003. Basic and diluted loss per share was ($0.33) for 2004 compared to a loss of ($0.03) per basic and diluted share for 2003.

  Year ended December 31, 2003 compared to year ended December 31, 2002

        The following table summarizes our total revenue, net transportation revenue and other revenue (in thousands):

			Change
	2003	2002	Amount	Percent
Total revenue	$220,084	$122,788	$97,296	79.2%

Transportation revenue	$203,187	$113,510	$89,677	79.0
Cost of transportation	158,106	86,085	72,021	83.7

Net transportation revenue	45,081	27,425	17,656	64.4
Net transportation margin	22.2%	24.2%
Customs brokerage	10,027	6,290	3,737	59.4
Warehousing and other value-added services	6,870	2,988	3,882	129.9

Net revenue	$61,978	$36,703	$25,275	68.9

Net revenue margin	28.2%	29.9%

        Total revenue was $220.1 million for the year ended December 31, 2003, an increase of $97.3 million or 79.2% over total revenue of $122.8 million for the comparable period in 2002. $17.1 million or 17.6% of the increase in total revenue was attributable to the operations of the businesses we acquired in 2003; $24.3 million or 25.0% was due to an increase in same store growth; and the remaining $55.9 million or 57.4% of the increase was attributable to operations acquired or launched as new operations over the course of 2002 which included the Global and United American acquisitions as well as the office in Hong Kong that was opened in the third quarter of 2002.

        Net transportation revenue was $45.1 million for the year ended December 31, 2003, an increase of $17.7 million or 64.4% over net transportation revenue of $27.4 million for the comparable period in 2002. $3.8 million or 21.5% of the increase in net transportation revenue was attributable to the operations of the businesses we acquired in 2003; $5.1 million or 28.8% was due to same store growth; and the remaining $8.8 million or 49.7% of the increase was attributable to operations acquired or launched as new operations over the course of 2002 which included the Global and United American acquisitions as well as the office in Hong Kong that was opened in the third quarter of 2002.

        Net transportation margin decreased to 22.2% for the year ended December 31, 2003 from 24.2% for the comparable period in 2002. This decrease in net transportation margin is primarily the result of the addition in the second quarter of 2002 of our International Services platform, which traditionally has lower margins, and its expansion through our 2003 acquisitions of CSI and G-Link Singapore and Cambodia. Net transportation margin for the International Services platform, while still reducing the consolidated net transportation margin, did increase to 14.9% for the year ended December 31, 2003 from 13.9% for the comparable period in 2002 driven primarily by increased capacity purchasing power at our emerging Hong Kong facility. Net transportation margin for the Domestic Services platform decreased to 26.9% for the year ended December 31, 2003 from 29.2% for the comparable period in 2002 driven primarily by one low margin piece of business that the Company ultimately exited in 2004.

        Customs brokerage and other value-added services revenue was $16.9 million for the year ended December 31, 2003, an increase of $7.6 million over customs brokerage and other value-added services revenue of $9.3 million in the comparable period of 2002. $3.1 million or 40.8% of the increase was attributable to same store growth; $0.3 million or 3.9% of the increase was attributable to operations of the businesses we acquired in 2003; and the remaining $4.2 million or 55.3% of the increase was attributable to operations acquired or launched as new operations over the course of 2002, which included the Global and United American acquisitions as well as the office in Hong Kong that was opened in the third quarter of 2002.

        Net revenue was $62.0 million for the year ended December 31, 2003, an increase of $25.3 million or 68.9% over net revenue of $36.7 million for the comparable period in 2002. $4.1 million or 16.2% of the increase in net revenue was attributable to the operations of the businesses we acquired in 2003; $8.3 million or 32.8% was due to same store growth; and the remaining $12.9 million or 51.0% of the increase was attributable to an incremental quarter of Global and United American results and an incremental three quarters of Hong Kong results in 2003 over 2002.

        Net revenue margin decreased to 28.2% for 2003 compared to 29.9% for 2002. This decrease in net revenue margin is primarily the result of the addition in the second quarter of 2002 of our International Services platform, which traditionally has lower margins, and its expansion through our 2003 acquisitions of CSI and G-Link Singapore and Cambodia. Net revenue margin for the International Services platform decreased to 25.8% for the year ended December 31, 2003 from 27.5% for the comparable period in 2002. Net revenue margin for the Domestic Services platform decreased to 29.8% for the year ended December 31, 2003 from 31.2% for the comparable period in 2002 driven primarily by one low margin piece of business that the Company ultimately exited in 2004.

        The following table summarizes certain consolidated statement of operations data as a percentage of our net revenue (in thousands):

	2003		2002		Change
	Amount	Percent	Amount	Percent	Amount	Percent
Net revenue	$61,978	100.0%	$36,703	100.0%	$25,275	68.9%

Personnel costs	31,888	51.5	19,089	52.0	12,799	67.0
Other selling, general and administrative costs	24,583	39.7	14,680	40.0	9,903	67.5
Depreciation and amortization	2,660	4.3	2,187	6.0	473	21.6
Litigation settlement and nonrecurring costs	1,169	1.8	—	—	1,169	NM

Total operating costs	60,300	97.3	35,956	98.0	24,344	67.7

Income from operations	1,678	2.7	747	2.0	931	124.6
Provisions for excess earn-out payments	(1,270)	(2.1)	—	—	(1,270)	NM
Interest income	49	0.1	91	0.3	(42)	(46.2)
Interest expense	(142)	(0.2)	—	—	(142)	NM
Other income, net	85	0.1	37	0.1	48	129.7

Income from continuing operations before income taxes and minority interest	400	0.6	875	2.4	(475)	(54.3)
Income tax expense	736	1.2	421	1.2	315	74.8

Income (loss) from continuing operations before minority interest	(336)	(0.6)	454	1.2	(790)	NM
Minority interest	187	0.3	—	—	187	NM

Income (loss) from continuing operations	(523)	(0.9)	454	1.2	(977)	NM
Loss from discontinued operations	(263)	(0.4)	—	—	(263)	NM

Net income (loss)	(786)	(1.3)	454	1.2	(1,240)	NM
Preferred stock dividends	—	—	15,020	40.9	(15,020)	(100.0)

Net income (loss) attributable to common stockholders	$(786)	(1.3)%	$15,474	42.1%	$(16,260)	NM

        Personnel costs were $31.9 million for the year ended December 31, 2003, an increase of $12.8 million or 67.0% over personnel costs of $19.1 million for the comparable period in 2002. $1.4 million or 10.9% of the increase in personnel costs was attributable to the operations of the businesses we acquired in 2003; $4.2 million or 32.8% was due to same store growth; and $7.2 million or 56.3% of the increase was attributable to operations acquired or launched as new operations over the course of 2002 which included the Global and United American acquisitions as well as the office in Hong Kong that was opened in the third quarter of 2002. Personnel costs as a percentage of net revenue decreased to 51.5% from 52.0% year over year.

        The number of employees increased to 827 at December 31, 2003 from 510 at December 31, 2002, an increase of 317 employees or 62.2%. Of the total number of employees, 622 or 75.2% of the employees are engaged in operations; 57 or 6.9% of the employees are engaged in sales and marketing; and 148 or 17.9% of the employees are engaged in finance, administration, and management functions. Additionally, approximately 185 or 58.4% of the total increase in employees was attributable to acquisitions, while approximately 130 employees or 41.6% were added to meet the demands of the increase in our business in 2003.

        Other selling, general and administrative costs were $24.6 million for the year ended December 31, 2003, an increase of $9.9 million or 67.5% over other selling, general and administrative costs of

$14.7 million for the comparable period in 2002. $1.7 million or 17.2% of the increase was attributable to the operations of the businesses we acquired in 2003; $5.3 million or 53.5% was due to same store growth; and $2.9 million or 29.3% of the increase was attributable to operations acquired or launched as new operations over the course of 2002 which included the Global and United American acquisitions as well as the office in Hong Kong. As a percentage of net revenue, other selling, general and administrative costs decreased to 39.7% from 40.0% year over year.

        Depreciation and amortization amounted to $2.7 million for the year ended December 31, 2003, an increase of $0.5 million or 21.6% over the comparable period in 2002 principally due to amortization of intangible assets acquired in the Regroup and G-Link transactions. See Note 6 to the Company's consolidated financial statements.

        Litigation and nonrecurring costs were $1.2 million for the year ended December 31, 2003 and are comprised of $0.8 million paid to settle litigation commenced against the Company in August 2000 in a combination of $0.4 million in cash and $0.4 million in Company stock, and $0.4 million associated with the Commission's review and delayed effectiveness of a registration statement filed in connection with a March 2003 private placement.

        Income from operations was $1.7 million in 2003, compared to $0.7 million for 2002.

        Provisions for excess earn-out payments represent the amount paid to former owners of acquired businesses that, as a result of the restatement of our financial performance for 2003, was in fact in excess of the amount that would have been paid out based on the restated financial results for 2003. Due to the uncertainty of collecting the excess payments, the Company has determined that the resulting receivable from the former owners should be fully reserved for. If excess amounts paid are recovered in the future, those proceeds would be reflected as other income in the Company's consolidated statement of operations.

        Interest income was nominal for the year ended December 31, 2003 compared to interest income of $0.1 million for the comparable prior year period. With year over year cash balances being reduced as a result of our acquisition program, interest income remained an insignificant component of the Company's overall financial performance.

        Interest expense was $0.1 million for the year ended December 31, 2003 compared to no interest expense in the comparable prior year period driven by advances on our revolving credit facility used to fund acquisitions and working capital during 2003.

        Income from continuing operations before income taxes and minority interest was $0.4 million in 2003 compared to $0.9 million in 2002.

        As a result of historical losses related to investments in early-stage technology businesses and our subsequent transition to a third-party logistics services provider, the Company has accumulated federal NOLs. In addition to minor state and foreign income taxes, the Company recorded deferred income taxes amounting to $0.6 million and $0.4 million for the years ended December 31, 2003 and 2002, respectively, primarily related to amortization of goodwill for income tax purposes. This provision will increase as the goodwill related to the Company's U.S.-based operations is amortized over its tax life of fifteen years.

        Loss from continuing operations before minority interest was $0.3 million in 2003, compared to income of $0.5 million in 2002.

        Minority interest for the year ended December 31, 2003 was $0.2 million and was primarily related to the G-Link operations, acquired in August 2003, of which the Company owns a 70% interest.

        The losses from discontinued operations in 2003 reflect the costs associated with the remaining lease liability of a property used in the Company's former internet business, as well as a payment made to a consultant for services provided in 2000.

        Net loss was $0.8 million in 2003, compared to net income of $0.5 million in 2002.

        In 2002, the Company recorded a net non-cash benefit of $15.0 million associated with the restructuring of our Series C Preferred stock, after giving effect to $1.9 million in preferred stock dividends. See Note 12 to the consolidated financial statements.

        Net loss attributable to common stockholders was $0.8 million in 2003, compared to net income attributable to common stockholders of $15.5 million in 2002. Basic loss per share was ($0.03) for 2003 compared to earnings per share of $0.70 for 2002. Diluted loss per share was ($0.03) for 2003 compared to earnings per share of $0.02 for 2002. Diluted earnings per share for 2002 excludes the net effect of the Series C exchange transaction.

Disclosures About Contractual Obligations

        The following table aggregates all contractual commitments and commercial obligations that affect the Company's financial condition and liquidity position as of December 31, 2004 (in thousands):

Contractual Obligations	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Operating lease obligations	$8,578	$12,522	$1,952	$1,516	$24,568
Capital lease obligations	1,510	—	—	—	1,510
Earn-outs payable	2,646	—	—	—	2,646
Other long-term liabilities reflected on the Company's consolidated balance sheet under GAAP(a)	—	1,898	—	—	1,898
Lines of credit	16,912	—	—	—	16,912
Letter of credit	150	—	—	—	150

Total contractual obligations	29,796	14,420	1,952	1,516	47,684
Contingent earn-out obligations(b)(c)	—	27,453	3,417	—	30,870

Total contractual and contingent obligations	$29,796	$41,873	$5,369	$1,516	$78,554

(a)
Consists of a note payable to the former owner of Shaanxi amounting to $1,898 due March 31, 2006.

(b)
Consists of potential obligations related to earn-out payments to the former owners of our existing subsidiaries, as discussed under Liquidity and Capital Resources.

(c)
During the 2005–2008 earn-out period, there is an additional contingent obligation related to tier-two earn-outs that could be as much as $18.0 million if certain of the acquired companies generate an incremental $37.0 million in pre-tax earnings.

Financial Outlook

        We believe that gross revenues will be approximately $400 million in 2005, which is consistent with amounts mentioned previously in public announcements. While we were pleased with the improvement in our second quarter operating performance in comparison to the first quarter of 2005, we continue to look for opportunities to grow the business, improve net revenue margins and reduce costs while maintaining a high level of service to our customers. Notwithstanding our outlook, we are seeing downward pressure on volumes and net revenues due to a strike affecting two principal airlines servicing the China market and the effects of record setting increases in fuel prices.

Sources of Growth

        Management believes that a comparison of "same store" growth is critical in the evaluation of the quality and extent of the Company's internally generated growth. This "same store" analysis isolates the revenue contributions from operations that have been included in the Company's operating results for the full comparable prior year period. The table below presents "same store" comparisons for the year ended December 31, 2004 (which is the measure of any increase from the same period of 2003).

For the year ended December 31, 2004
Domestic	10.6%
International	29.9%
Total	18.7%

Liquidity and Capital Resources

        As we approach the next stage of our development, we need to augment our capital structure by obtaining additional capital from other sources and assess the benefits and potential of replacing or further modifying our revolving credit facilities to provide enhanced flexibility. Additional forms of capital could take the form of subordinated debt, convertible preferred stock and/or common stock, among others. Such enhancements to our capital structure would permit continued expansion. There is no assurance we can raise additional capital from other sources or modify our credit facilities with terms that are favorable to us.

        Cash and cash equivalents totaled $4.5 million and $2.8 million as of June 30, 2005 and December 31, 2004, respectively. Working capital was $9.3 million at June 30, 2005 compared to $0.3 million at December 31, 2004. The increase in working capital was primarily due to a change in classification of borrowings under our amended revolving credit agreement from a current obligation to a long-term obligation.

        Net cash provided by operating activities was $1.1 million for the first half of 2005 compared to cash used of $2.7 million in the first half of 2004. The change was driven principally by improved receivable collections and increases in current payables.

        Net cash used in investing activities during the first six months of 2005 was $2.8 million compared to $13.0 million in the first six months of 2004. Investing activities in 2005 consisted primarily of $2.4 million in earn-out payments made in relation to 2004 performance targets. Investing activities in 2004 were driven principally by cash paid in connection with the Shaanxi acquisition, $2.8 million spent primarily on the development of a technology platform and approximately $3.4 million in earn-out payments made in relation to 2003 performance targets.

        Net cash provided by financing activities during the first half of 2005 was approximately $3.2 million compared to $13.9 million in the first half of 2004. Financing activities in 2005 consisted of $4.4 million in proceeds from our line of credit and capital lease payments of $1.2 million. Capital lease payments include a $1.0 million payoff of obligations initially incurred to finance the acquisition of a technology platform. Financing activities in 2004 consisted of $12.2 million in proceeds from our line of credit and $2.0 million from the issuance of common stock upon the exercises of options and warrants, offset by principal payments of $0.4 million for a capital lease.

        We paid $6.5 million in cash for earn-outs on or around March 31, 2004 based initially on the 2003 performance of certain of our acquired companies relative to their respective pre-tax earnings targets that we believed to be accurate at the time of the payments. Based on restated financial results for the year ended December 31, 2003, we have determined that amounts were paid in excess of amounts due by approximately $3.1 million. We have fully reserved these receivables because of differing interpretations, by the Company and the selling shareholders, of the earn-out provisions of the purchase agreements. We will attempt to recover the excess amounts paid from the former owners of the acquired businesses. Any amounts we recover will result in the recognition of non-operating income in the period recovered.

        We may receive proceeds in the future from the exercise of warrants and options outstanding as of September 30, 2005 in accordance with the following schedule:

	Number of Shares	Proceeds
Options outstanding under our stock option plan	10,413,784	$16,622,835
Shares issuable on conversion of Convertible Note	9,259,259	10,000,000
Non-plan options	552,000	920,750
Warrants	3,249,000	10,712,010

Total	23,474,043	$38,255,595

        Under the terms of our domestic credit facility, once the outstanding $10,000,000 minimum borrowing note, or any subsequent minimum borrowing note in that amount, has been fully converted into shares of our common stock during the three year term of that facility, a new $10,000,000 minimum borrowing note will be issued convertible into shares of our common stock at a conversion price equal to 115% of the average market price for the ten trading days preceding the issuance of that minimum borrowing note.

        On August 31, 2005, the Company and certain of its domestic subsidiaries entered into several agreements with Laurus Master Fund, Ltd. ("Laurus") providing for, among other things, a new $25.0 million domestic revolving credit facility. The agreements include a Secured Convertible Minimum Borrowing Note, a Secured Revolving Note, a Common Stock Purchase Warrant, a Security Agreement and a Registration Rights Agreement, each dated August 31, 2005. The following is a summary of each of those agreements.

  Secured Convertible Minimum Borrowing Note

        The Secured Convertible Minimum Borrowing Note (the "Minimum Borrowing Note") has a principal amount of $10.0 million and has a three year maturity. It bears an annual interest rate of prime plus 1.0%, subject to a floor of 5.5%. Amounts due under the Minimum Borrowing Note are convertible into the Company's common stock at a conversion price of $1.08 per share, subject to customary antidilution adjustments. If the Company has registered the resale of the common stock issuable upon conversion of the Minimum Borrowing Note and the Common Stock Purchase Warrant and the market price for the Company's common stock for the last five trading days of any month exceeds $1.08 per share by at least 25%, the interest rate on the Minimum Borrowing Note for the next month will be reduced by 200 basis points for each incremental 25% increase in market price above $1.08. The obligations under the Minimum Borrowing Note are secured by a global security interest in the assets of the Company's domestic subsidiaries, excluding any stock held in a foreign subsidiary.

        In the event that the Minimum Borrowing Note has been converted in full into the Company's common stock and there is at least $11.0 million outstanding under this domestic revolving credit facility, a new Minimum Borrowing Note will be issued by the Company. The terms of each such New Minimum Borrowing Note would be the same as the Minimum Borrowing Note it replaces, except for the conversion price, which would be 115% of the average closing price of the Company's common stock for the ten trading days immediately prior to the date such new Minimum Borrowing Note is issued, but in no event greater than 120% of the closing price of the common stock on such date.

        In the event that the conversion price of any new Minimum Borrowing Note or Notes would, together with shares of common stock issuable upon exercise of the Common Stock Purchase Agreement, result in more than 8,738,173 shares of the Company's common stock being issuable for a purchase price of less than $0.91 per share, such shares in excess of that amount for that price cannot be obtained upon conversion of the Minimum Borrowing Note unless and until approved by the Company's stockholders.

        The Minimum Borrowing Note may be prepaid, subject to a prepayment premium of 23% in the first year, 22% in the second year, and 21% in the third year of the Minimum Borrowing Note. Following the occurrence and during the continuance of an event of default under the Minimum Borrowing Note, the holder of the note may require the repayment of 120% of the outstanding principal amount, in addition to interest and other amounts due under the Minimum Borrowing Note.

  Secured Revolving Note

        The Secured Revolving Note (the "Revolving Note") covers the amount outstanding under the domestic credit facility from time to time which is not represented by the Minimum Borrowing Note. The Revolving Note also has a three year maturity and bears interest at an annual rate of prime plus 3.5%, subject to a floor of 8.0%. The Revolving Note is not convertible into any securities and is secured by a global security interest in the assets of the Company's domestic subsidiaries, excluding any stock held in a foreign subsidiary.

        The Revolving Note may be prepaid, subject to a prepayment premium of 3% in the first year, 2% in the second year, and 1% in the third year of the Revolving Note. Following the occurrence and during the continuance of an event of default under the Revolving Note, the holder of the note may require the repayment of 120% of the outstanding principal amount, in addition to interest and other amounts due under the Revolving Note.

  Common Stock Purchase Warrant

        The Common Stock Purchase Warrant (the "Warrant") entitles the holder to purchase 2.5 million shares of the Company's common stock for a period of five years, at an exercise price which varies with the number of shares purchased under the Warrant. The exercise price is $1.13 for the first 900,000 shares purchased, $1.41 for the next 700,000 shares purchased, $4.70 for the next 450,000 shares purchased, and $7.52 for the last 450,000 shares purchased under the Warrant.

  Security Agreement

        The Security Agreement provides the formula for loans to be made under this domestic credit facility and evidenced by the Minimum Borrowing Note and the Revolving Note. It generally provides for an advance rate of 90% of eligible receivables, which advance rate is subject to adjustment and to the establishment of reserves by Laurus. While the Security Agreement does not contain any financial covenants, it does have certain affirmative and negative covenants, including the requirement of Laurus' consent for various actions including acquisitions, cash dividends, and mergers. It also provides Laurus with a right of first refusal for additional convertible debt issuances by the Company. Upon the occurrence and during the continuance of an event of default, Laurus may convert the credit facility into a receivables purchase arrangement.

  Registration Rights Agreement

        The Registration Rights Agreement requires the Company to file a registration statement for the resale of the shares of common stock issuable upon conversion of the Minimum Borrowing Note and exercise of the Warrant within 60 days, to have the registration statement effective within 120 days, and to keep the registration statement effective for up to five years. If the Company fails to meet the deadlines for the filing or the effectiveness of the registration statement or, subject to certain "black out" periods of up to 45 days in any 12 month period, if the registration is unavailable after it becomes effective, the Company is required to pay liquidated damages of approximately $5,000 per day. The Registration Rights Agreement provides for customary indemnification for the Company, Laurus, and each of their affiliates.

        The proceeds from this new domestic credit facility were used, in part, to prepay our outstanding indebtedness under our prior domestic credit facility.

        As of September 9, 2005 we had advances of $18.0 million and we had eligible accounts receivable sufficient to support $19.2 million in borrowings under this new facility.

        Effective October 27, 2004, Stonepath Holdings (Hong Kong) Limited ("Asia Holdings") entered into a $10.0 million term credit facility with Hong Kong League Central Credit Union (the "Asia Facility") collateralized by the accounts receivable of the Company's Hong Kong and Singapore operations and an unsecured subordinated guarantee from Stonepath Group, Inc. The Asia Facility carries a term of one year and an interest rate of 15.0% for amounts outstanding thereunder. As of July 31, 2005, Asia Holdings had borrowed $5.0 million under the Asia Facility. There is no assurance the remaining $5.0 million will be available in the future. We are currently developing strategies to address the liquidity requirements that result from the expiration of this facility.

        Below are descriptions of material acquisitions made since 2001 including a breakdown of consideration paid at closing and future potential earn-out payments. We define "material acquisitions" as those with aggregate potential consideration of $5.0 million or more.

        On October 5, 2001, we acquired Air Plus, a group of Minneapolis-based privately held companies that provide a full range of logistics and transportation services. The total value of the transaction was $34.5 million, consisting of cash of $17.5 million paid at closing and a four-year earn-out arrangement of $17.0 million. In the earn-out, we agreed to pay the former Air Plus shareholders installments of $3.0 million in 2003, $5.0 million in 2004, $5.0 million in 2005 and $4.0 million in 2006, with each installment payable in full if Air Plus achieves pre-tax income of $6.0 million in each of the years preceding the year of payment. In the event there is a shortfall in pre-tax income, the earn-out payment will be reduced on a dollar-for-dollar basis to the extent of the shortfall. Shortfalls may be carried over or carried back to the extent that pre-tax income in any other payout year exceeds the $6.0 million level. Based upon restated financial results, the cumulative adjusted earnings for Air Plus from date of acquisition through December 31, 2003 was $8.1 million compared to the previously calculated amount of $12.7 million. As a result, the Company believes that it has paid approximately $3.9 million to selling shareholders in excess of amounts that should have been paid. As a consequence of the restatements, the amounts paid in 2004 and 2003 in excess of earn-out payments due were reclassified from goodwill to advances due from shareholders. At December 31, 2004, the excess earn-out payments related to the 2003 and 2002 results of operations have been fully reserved for because of differing interpretations, by the Company and the selling shareholders, of the earn-out provisions of the purchase agreement. However, the Company will seek the refund of such excess payments.

        On April 4, 2002, we acquired SLIS, a Seattle-based privately held company which provides a full range of international air and ocean logistics services. The transaction was valued at up to $12.0 million, consisting of cash of $5.0 million paid at the closing and up to an additional $7.0 million payable over a five-year earn-out period based upon the future financial performance of SLIS. We agreed to pay the former SLIS shareholders a total of $5.0 million in base earn-out payments payable in installments of $0.8 million in 2003, $1.0 million in 2004 through 2007 and $0.2 million in 2008, with each installment payable in full if SLIS achieves pre-tax income of $2.0 million in each of the years preceding the year of payment (or the pro rata portion thereof in 2002 and 2007). In the event there is a shortfall in pre-tax income, the earn-out payment will be reduced on a pro-rata basis. Shortfalls may be carried over or carried back to the extent that pre-tax income in any other payout year exceeds the $2.0 million level. We also provided the former SLIS shareholders with an additional incentive to generate earnings in excess of the base $2.0 million annual earnings target ("SLIS's tier-two earn-out"). Under SLIS's tier-two earn-out, the former SLIS shareholders are also entitled to receive 40% of the cumulative pre-tax earnings in excess of $10.0 million generated during the five-year earn-out period subject to a maximum additional earn-out opportunity of $2.0 million. SLIS would need to generate cumulative earnings of $15.0 million over the five-year earn-out period to receive the full $7.0 million in contingent earn-out payments. Based upon 2004 performance, the former SLIS shareholders received $1.0 million in April 2005. On a cumulative basis, SLIS has generated $13.5 million in adjusted earnings, providing its former shareholders with a total of $2.8 million in cash earn-out payments and excess earnings of $8.0 million to carryforward and apply to future earnings targets.

        On May 30, 2002, we acquired United American, a Detroit-based privately held provider of expedited transportation services. The United American transaction provided us with a new time-definite service offering focused on the automotive industry. The transaction was valued at up to $16.1 million, consisting of cash of $5.1 million paid at closing and a four-year earn-out arrangement based upon the future financial performance of United American. We agreed to pay the former United American shareholder a total of $5.0 million in base earn-out payments payable in installments of $1.25 million in 2003 through 2006, with each installment payable in full if United American achieves pre-tax income of $2.2 million in each of the years preceding the year of payment. In the event there is a shortfall in pre-tax income, the earn-out payment will be reduced on a dollar-for-dollar basis to the extent of the shortfall. Shortfalls may be carried over or carried back to the extent that pre-tax income in any other payout year exceeds the $2.2 million level. The Company has also provided the former United American shareholder with an additional incentive to generate earnings in excess of the base $2.2 million annual earnings target ("United American's tier-two earn-out"). Under United American's tier-two earn-out, the former United American shareholder is also entitled to receive 50% of the cumulative pre-tax earnings generated by a certain pre-acquisition customer in excess of $8.8 million during the four-year earn-out period subject to a maximum additional earn-out opportunity of $6.0 million. United American would need to generate cumulative earnings of $20.8 million over the four-year earn-out period to receive the full $11.0 million in contingent earn-out payments. Based upon restated financial results, the cumulative adjusted earnings for United American from the date of acquisition through December 31, 2003 was $1.7 million compared to the previously calculated amount of $2.4 million. The Company believes that it has paid approximately $0.5 million to the selling shareholder in excess of amounts due. As a consequence of the restatements, the amounts paid in 2004 and 2003 in excess of earn-out payments due were reclassified from goodwill to advances due from shareholders. At December 31, 2004, the excess earn-out payment related to the 2003 and 2002 results of operations have been fully reserved for because of differing interpretations, by the Company and the selling shareholder, of the earn-out provisions of the purchase agreement. However, the Company will seek the refund of such excess payment.

        On June 20, 2003, through our indirect wholly-owned subsidiary, Stonepath Logistics Government Services, Inc. (f/k/a TSI) we acquired the business of Regroup, a Virginia limited liability company. The Regroup transaction enhanced our presence in the Washington, D.C. market and provided a platform to focus on the logistics needs of U.S. government agencies and contractors. The transaction was valued at up to $27.2 million, consisting of cash of $3.7 million and $1.0 million of Company stock paid at closing, and a five-year earn-out arrangement. The Company agreed to pay the members of Regroup a total of $10.0 million in base earn-out payments payable in equal installments of $2.5 million in 2005 through 2008, if Regroup achieves pre-tax income of $3.5 million in each of the years preceding the year of payment. In the event there is a shortfall in pre-tax income, the earn-out payment will be reduced on a dollar-for-dollar basis. Shortfalls may be carried over or carried back to the extent that pre-tax income in any other payout year exceeds the $3.5 million level. The Company also agreed to pay the former members of Regroup an additional $2.5 million if Regroup earned $3.5 million in pre-tax income during the 12-month period commencing July 1, 2003, however no payment was required based on Regroup's actual results. In addition, the Company has also provided the former members of Regroup with an additional incentive to generate earnings in excess of the base $3.5 million annual earnings target ("Regroup's tier-two earn-out"). Under Regroup's tier-two earn-out, the former members of Regroup are also entitled to receive 50% of the cumulative pre-tax earnings in excess of $17.5 million generated during the five-year earn-out period subject to a maximum additional earn-out opportunity of $10.0 million. Regroup would need to generate cumulative earnings of $37.5 million over the five-year earn-out period in order for the former members to receive the full $22.5 million in contingent earn-out payments.

        On August 8, 2003, through two indirect international subsidiaries, we acquired a seventy (70%) percent interest in the assets and operations of the Singapore and Cambodia based operations of the G-Link Group, which provide a full range of international logistics services, including international air and ocean transportation, to a worldwide customer base of manufacturers and distributors. This transaction substantially increased our presence in Southeast Asia and expanded our network of owned offices through which to deliver global supply chain solutions. The transaction was valued at up to $6.2 million, consisting of cash of $2.8 million, $0.9 million of the Company's common stock paid at the closing and an additional $2.5 million payable over a four-year earn-out period based upon the future financial performance of the acquired operations. We agreed to pay $2.5 million in base earn-out payments payable in installments of $0.3 million in 2004, $0.6 million in 2005 through 2006 and $1.0 million in 2007, with each installment payable in full if the acquired operations achieve pre-tax income of $1.8 million in each of the years preceding the year of payment (or the pro rata portion thereof in 2003 and 2006). In the event there is a shortfall in pre-tax income, the earn-out payment will be reduced on a dollar-for-dollar basis. Shortfalls may be carried over or carried back to the extent that pre-tax income in any other payout year exceeds the $1.8 million level. As additional purchase price, the Company also agreed to pay G-Link for excess net assets amounting to $1.5 million through the issuance of Company common stock, on a post-closing basis. Based upon 2004 performance, G-Link received $0.5 million in April 2005.

        On February 9, 2004, through a wholly-owned subsidiary, we acquired a 55% interest in Shanghai-based Shaanxi. Shaanxi provides a wide range of customized transportation and logistics services and supply chain solutions. The transaction was valued at up to $11.0 million, consisting of cash of $3.5 million paid at the closing and shares of the Company's common stock having a value of $2.0 million at the time of the closing, plus up to an additional $5.5 million payable over a five-year period based upon the future financial performance of Shaanxi. The shares of common stock issued at the closing were subject to forfeiture based upon a formula that compares the actual pre-tax income of Shaanxi through December 31, 2004 with a targeted level of $4.0 million (on an annualized basis). Also, if the trading price of the Company's common stock was less than $3.17 per share at the end of a one year restriction on resale, the Company was obligated to issue additional shares to the seller. As a result of the operation of those two provisions, the seller forfeited 37,731 shares of the Company's common stock and the Company will issue 158,973 additional shares of its common stock. The earn-out payments are due in five installments of $1.1 million beginning in 2005, with each installment payable in full if Shaanxi achieves pre-tax income of at least $4.0 million in each of the earn-out years. In the event there is a shortfall in pre-tax income, the earn-out payment for that year will be reduced on a dollar-for-dollar basis by the amount of the shortfall. Shortfalls may be carried over or back to the extent that pre-tax income in any other payout year exceeds the $4.0 million level. As additional purchase price, on a post-closing basis the Company agreed to pay Shaanxi for 55% of its closing date working capital, which amounted to $1.9 million. On March 21, 2005, the Company and the selling shareholder entered into a financial arrangement whereby the amount due became subject to a note payable due March 31, 2006 with interest at 10% per annum. Based upon 2004 performance, the shareholder of Shaanxi received $0.9 million in April 2005.

        We may be required to make significant payments in the future if the earn-out installments under our various acquisitions become due. While we believe that a significant portion of the required payments will be generated by the acquired subsidiaries, we may have to secure additional sources of capital to fund some portion of the earn-out payments as they become due. This presents us with certain business risks relative to the availability and pricing of future fund raising, as well as the potential dilution to our stockholders if the fund raising involves the sale of equity.

        The following table summarizes our maximum possible contingent base earn-out payments for the years indicated based on results of the prior year as if pre-tax earnings targets associated with each acquisition were achieved although the Company does not expect the Domestic Services pre-tax earnings levels to be fully achieved (in thousands)(1)(2):

	2006	2007	2008	2009	Total
Earn-out payments:
Domestic	$8,050	$2,500	$2,500	$—	$13,050
International	5,131	5,503	3,769	3,417	17,820

Total earn-out payments	$13,181	$8,003	$6,269	$3,417	$30,870

Prior year pre-tax earnings targets(3)
Domestic	$12,306	$3,500	$3,500	$—	$19,306
International	12,446	13,502	8,840	7,723	42,511

Total pre-tax earnings targets	$24,752	$17,002	$12,340	$7,723	$61,817

Domestic	65.4%	71.4%	71.4%	—	67.6%
International	41.2%	40.8%	42.6%	44.2%	41.9%
Combined	53.3%	47.1%	50.8%	44.2%	49.9%

(1)
Excludes the impact of prior year's pre-tax earnings carryforwards (excess or shortfalls versus earnings targets).

(2)
During the 2005-2008 earn-out period, there is an additional contingent obligation related to tier-two earn-outs that could be as much as $18.0 million if certain of the acquired companies generate an incremental $37.0 million in pre-tax earnings.

(3)
Aggregate pre-tax earnings targets as presented here identify the uniquely defined earnings targets of each acquisition and should not be interpreted to be the consolidated pre-tax earnings of the Company which would give effect for, among other things, amortization or impairment of intangible assets created in connection with each acquisition or various other expenses which may not be charged to the operating groups for purposes of calculating earn-outs.

        The Company is a defendant in a number of legal proceedings. Although we believe that the claims asserted in these proceedings are without merit, and we intend to vigorously defend these matters, there is the possibility that the Company could incur material expenses in the defense and resolution of these matters. Furthermore, since the Company has not established any reserves in connection with such claims, such liability, if any, would be recorded as an expense in the period incurred or estimated. This amount, even if not material to the Company's overall financial condition, could adversely affect the Company's results of operations and cash flows in the period recorded.

New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised), "Share-Based Payment" ("SFAS No. 123R"), which replaced SFAS No. 123, "Accounting for Stock-Based Compensation," and superseded Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R will require compensation cost related to share-based payment transactions to be recognized in the financial statements. As permitted by SFAS No. 123, we currently follow the guidance of APB Opinion No. 25, which allows the use of the intrinsic value method of accounting to value share-based payment transactions with employees. SFAS No. 123R requires measurement of the cost of share-based payment transactions to employees at the fair value of the award on the grant date and recognition of expense over the requisite service or vesting period. SFAS No. 123R allows implementation using a modified version of prospective application, under which compensation expense for the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. SFAS No. 123R also allows companies to implement it by restating previously issued financial statements, basing the amounts on the expense previously calculated and reported in their pro forma footnote disclosures required under SFAS No. 123. We will adopt SFAS No. 123R using the modified prospective method beginning January 1, 2006. The impact of adopting SFAS

No. 123R on our consolidated results of operations is not expected to differ materially from the pro forma disclosures currently required by SFAS No. 123 (see Note 2j to our consolidated financial statements).

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This statement addresses the fair value concepts contained in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," which included certain exceptions to the concept that exchanges of similar productive assets should be recorded at the carrying value of the asset relinquished. SFAS No. 153 eliminates that exception and replaces it with a general exception for exchanges of nonmonetary assets that lack commercial substance. Only nonmonetary exchanges in which an entity's future cash flows are expected to significantly change as a result of the exchange will be considered to have commercial substance. SFAS No. 153 must be applied to nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of SFAS No. 153 is not expected to have a significant effect on the Company's financial position, results of operations or cash flows.

        The FASB issued two final FASB Staff Positions ("FSPs") addressing the financial accounting for certain provisions of the American Jobs Creation Act of 2004 (the "Act"). A provision of the Act allows taxpayers a deduction equal to a percentage of the lesser of the taxpayer's qualified domestic production activities income or taxable income, subject to a limitation of 50% of annual wages paid. FSP 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," addresses whether the qualified domestic production activities should be treated as a special deduction or a rate reduction under SFAS No. 109.

        Additionally, another provision of the Act provides taxpayers a special, one-time 85% dividend received deduction for certain foreign earnings that are repatriated in either a company's first taxable year beginning on or after the date of the Act's enactment or the last taxable year beginning before such date. Some companies have requested that clarification be provided on certain aspects of the repatriation provisions of the Act. Until these clarifications are made, we are unable to conclude whether we will repatriate earnings or how much that repatriation will be.

CHANGE OF ACCOUNTANTS

        On June 17, 2004, the Company dismissed KPMG LLP ("KPMG") as its independent accountants. On June 24, 2004, the Company engaged Grant Thornton LLP ("Grant Thornton") as its new independent accountants.

        KPMG's audit reports on the Company's consolidated financial statements for the fiscal years ended December 31, 2002 and 2003 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

        The decision to change accountants was made by the Company's Audit Committee.

        During the fiscal years ended December 31, 2002 and December 31, 2003, and the subsequent interim period through the Company's change in independent accountants, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its report.

        There were no reportable events (as defined in Regulation S-K, Item 304(a)(1)(v)) during the fiscal years ended December 31, 2002 and 2003 and the subsequent interim period through the Company's change in independent accountants, except for the reportable condition described in the third paragraph of Item 9A of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2004.

        During the fiscal years ended December 31, 2002 and 2003 and during the subsequent interim period through the Company's engagement of Grant Thornton, neither the Company nor anyone on its behalf consulted with Grant Thornton regarding the application of accounting principles to any transactions, either completed or proposed; or the type of audit opinion that might be rendered on the Company's consolidated financial statements, in each case with respect to which either a written report or oral advice was provided that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to the issue.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Currently, our exposure to foreign currency exchange risk is not significant, although, as our international operations expand, that exposure could increase. Our exposure to market risk relates primarily to changes in interest rates and the resulting impact on our interest incurred and our cash flows. We place our cash with high credit quality financial institutions and invest that cash in money market funds and investment grade securities with maturities of less than 90 days. We are averse to principal loss and ensure the safety and preservation of our invested funds by investing in only highly rated investments and by limiting our exposure in any one issuance. Our credit facility bears interest at a variable rate. If market interest rates had changed by 100 basis points, interest expense and our cash flows would have changed by approximately $118,000 and $107,000, respectively for the year ended December 31, 2004. We do not invest in derivative financial instruments.

DIRECTORS AND EXECUTIVE OFFICERS

        Our directors and executive officers as of August 31, 2005 were as follows:

Name	Age	Position
Dennis L. Pelino	57	Chairman of the Board of Directors
Jason F. Totah	46	Chief Executive Officer
Robert Arovas	62	President
Thomas L. Scully	56	Chief Financial Officer, Vice President and Secretary
J. Douglass Coates	62	Director
John H. Springer(2)	48	Director
David R. Jones(1)(2)	56	Director
Aloysius T. Lawn, IV(1)(2)	46	Director
Robert McCord(1)	46	Director

(1)
Member of Audit Committee

(2)
Member of Compensation Committee

        The following is a brief summary of the business experience of the foregoing directors and executive officers.

        Dennis L. Pelino has served as our Chairman of the Board of Directors since June 21, 2001 and was also our Chief Executive Officer from that date until October 2004. Mr. Pelino has over two decades of executive experience in the logistics industry. From 1986 to 1999, he was employed by Fritz Companies, Inc., initially as director of International Operations and Sales and Marketing, in 1993 as its Chief Operating Officer and commencing in 1996, also as its President. Mr. Pelino was also a member of the Board of Directors of Fritz Companies from 1991 to 1999. During Mr. Pelino's tenure, he acquired or started over 50 companies for Fritz as it became one of the leading global logistics companies. Prior to Fritz, Mr. Pelino held senior executive positions in the container shipping industry and in the domestic full-service truck leasing industry. From 1999 through 2001, Mr. Pelino was involved as a director and principal of a number of private ventures which explored opportunities in the logistics industry and which provided consulting services relative to business opportunities in Latin America, China and other Far Eastern regions.

        Jason F. Totah has served as our Chief Executive Officer since October 2004. Prior to then, he was the Chief Executive Officer of Stonepath Logistics International Services, Inc. (f/k/a Global Transportation Services, Inc. or "Global"). Mr. Totah joined Global in 1990 and has held several positions including Seattle branch manager and Senior Vice President, Sales and Marketing, and Senior Vice President of Sales and Operations. Prior to joining Global, he worked in international logistics for Amoco Petroleum, stationed in various locations around the world. He graduated from Oregon State in 1983 with a degree in Agriculture Engineering.

        Robert Arovas has served as our President since October 2004. From June 1999 to July 2002, Mr. Arovas was the President and Chief Executive Officer of Geologistics Corporation, a privately held global logistics provider. Prior to that, Mr. Arovas was the Executive Vice President, Chief Financial Officer of Fritz Companies, Inc. from 1997 to 1999. Earlier in his career, Mr. Arovas held executive positions at various companies, including The Pittston Company and Burlington Air Express and has a background in public accounting. Since 2002, Mr. Arovas has been on the board of directors of a privately held company, provided consulting services and served as part of an acquisition group in the logistics area, among other activities.

        Thomas L. Scully has served as our Vice President since November 19, 2001, as our Chief Financial Officer since November 2004, as our Secretary since January 2005, as our Controller from November 2001 through April 2005, and as our Treasurer from January 2005 through April 2005. Before joining Stonepath, Mr. Scully was a senior manager within the assurance and advisory services of Deloitte & Touche, LLP ("Deloitte & Touche") from December 1996 to November 2001. Prior to Deloitte & Touche, from October 1980 to June 1996, Mr. Scully was an audit partner at BDO Seidman, LLP ("BDO") where he led numerous accounting, auditing and tax engagements for publicly traded and privately held local, national and international clients. Prior to BDO, he held the position of audit supervisor at Coopers & Lybrand, LLP. Mr. Scully is a certified public accountant and earned a B.S. in Accounting from St. Joseph's University, Philadelphia.

        J. Douglass Coates has served as a member of our Board of Directors since August 2001. He has been a principal of Manalytics International, Inc., a transportation, logistics and supply chain consulting firm based in San Francisco, California, since 1992. He was previously President of ACS Logistics, a division of American President Lines, and President of Milne Truck Lines, then a subsidiary of the Sun Company. Mr. Coates holds a B.S. in Engineering from Pennsylvania State University and an MBA from the Wharton School of the University of Pennsylvania.

        John H. Springer has served as a member of our Board of Directors since May 2003. Mr. Springer has extensive global supply chain management and logistics experience, having held both domestic U.S. and international logistics positions at IBM Corporation, Union Pacific Corporation's third-party logistics unit, and at Dell Computer from 1995 to 2002. Mr. Springer joined Nike Inc. in 2002 and is its Director of Global Operations—Nike Golf. Mr. Springer has been active in the Council of Logistics Management throughout his career, including holding the position of President for the Central Texas region. He earned his B.S. at Syracuse University in Transportation & Distribution Management, and his MBA from St. Edwards University in Austin, Texas.

        David R. Jones has served as a member of our Board of Directors since September 2000. Mr. Jones has been President of DR Jones Financial, Inc., a privately held consulting firm since its formation in September 1995. He is presently a director of Financial Asset Securities Corporation, an affiliate of Greenwich Capital Markets, Inc. Prior to forming DR Jones Financial, Inc., Mr. Jones was Senior Vice President-Asset Backed Finance of Greenwich Capital Markets, Inc. from 1989 to 1995. Mr. Jones served as a Vice President, and subsequently as a Managing Director of The First Boston Corporation, an investment banking firm, from 1982 to 1989 and as Manager-Product Development of General Electric Credit Corp., an asset-based lender and financial services company, from 1981 to 1982. Mr. Jones is a graduate of Harvard College and has an MBA from the Amos Tuck School of Business Administration.

        Aloysius T. Lawn, IV has served as a member of our Board of Directors since February 2001. Mr. Lawn is the Executive Vice President—General Counsel and Secretary of Talk America Holdings, Inc., an integrated communications service provider with programs designed to benefit the residential and small business markets. Prior to joining Talk America Holdings, Inc. in 1996, Mr. Lawn was an attorney in private practice with extensive experience in private and public financings, mergers and acquisitions, securities regulation and corporate governance from 1985 through 1995. Mr. Lawn graduated from Yale University and Temple University School of Law.

        Robert McCord has served as a member of our Board of Directors since March 2001. He is also a Managing Director of PA Early Stage, an affiliated fund of Safeguard Scientifics, Inc. At PA Early Stage, which he co-founded in 1997, Mr. McCord specializes in business development for their portfolio companies. He also serves as President and Chief Executive Officer of the Eastern Technology Council, a consortium of more than 1,200 technology-oriented companies. At the Technology Council he provides contacts, capital and information for senior executives. Mr. McCord co-founded and also serves as a principal of the Eastern Technology Fund, which provides seed and early-stage funding for technology companies in the eastern corridor. Previously, he served as Vice President of Safeguard Scientifics, Inc., a leader in identifying, developing and operating premier technology companies. Before joining Safeguard, Mr. McCord spent a decade on Capitol Hill where he served as Chief of Staff, Speechwriter and Budget Analyst in a variety of congressional offices. He specialized in budget and deregulatory issues and, as Chief Executive Officer of the bipartisan Congressional Institute for the Future, he ran a staff which tracked legislation and provided policy analyses and briefings. Mr. McCord earned his B.S., with high honors, from Harvard University and his MBA from the Wharton School of the University of Pennsylvania.

Audit Committee Financial Expert

        The Audit Committee of our Board of Directors is responsible for monitoring the integrity of the Company's consolidated financial statements and reporting processes and systems of internal control regarding finance, accounting, and legal compliance and approving the engagement of its independent auditors. The members of the Audit Committee are David R. Jones, Chairman, as well as Aloysius T. Lawn, IV, and Robert McCord. The Board has determined that Mr. Jones is independent and qualifies as an "audit committee financial expert" as defined in the rules of the Securities and Exchange Commission by virtue of his education and experience in complex financial matters and the analysis and review of financial statements and has designated Mr. Jones as the "audit committee financial expert."

EXECUTIVE COMPENSATION

        The following table sets forth a summary of the compensation paid or accrued for the three fiscal years ended December 31, 2004 to or for the benefit of our Chief Executive Officer and our four most highly compensated executive officers whose total annual salary and bonus compensation exceeded $100,000 (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position		Salary		Bonus		Restricted Stock Awards	Number of Options		All Other Compensation(1)
Dennis L. Pelino, Chairman	2004 2003 2002	$ $ $	360,000 360,000 360,000		— — —	— — —	1,034,600 700,000 1,900,000	(2) (3) (4)		— — —
Jason F. Totah, Chief Executive Officer	2004 2003 2002	$ $ $	325,476 259,436 187,500	$ $ $	150,000 150,000 131,250	— — —	493,100 — 250,000	(5) (6)		— — —
Thomas L. Scully, Vice President, Chief Financial Officer, Controller, Secretary and Treasurer	2004 2003 2002	$ $ $	116,750 105,000 105,000	$ $	— 5,000 12,500	— — —	56,000 33,300 25,000	(7) (8) (9)		— — —
Bohn H. Crain, former Chief Financial Officer and Treasurer	2004 2003 2002	$ $ $	210,000 200,000 200,000	$	— — 37,500	— — —	423,300 325,000 350,000	(10) (11) (12)	$	— — 44,000
Gary A. Koch, former Chief Executive Officer of Stonepath Logistics Domestic Services, Inc.	2004 2003 2002	$ $ $	194,228 270,509 264,497		— — —	— — —	150,000 — —	(13)		— — —

(1)
During the periods reflected, certain of the officers named in this table received perquisites and other personal benefits not reflected in the amounts of their respective annual salaries or bonuses. The dollar amount of these benefits did not, for any individual in any year, exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for that individual in any year, unless otherwise noted.

(2)
The first grant of 550,000 options occurred on January 23, 2004. The second grant of 125,600 options occurred on February 16, 2004. The third grant of 359,000 options occurred on March 11, 2004. All of these options are vested.

(3)
These options were granted on March 10, 2003. All of these options are vested.

(4)
These options were granted on July 3, 2002. All of these options are vested.

(5)
The first grant of 80,000 options occurred on January 9, 2004, and are now vested. The second grant of 13,100 options occurred on February 26, 2004 and are now vested. The third grant of 400,000 options occurred on October 13, 2004, of which 133,333 vested on October 14, 2004, 66,667 options vest annually on October 14, 2005, 2006 and 2007 and 66,666 vest on October 14, 2008.

(6)
The first grant of 200,000 options occurred on April 4, 2002. The second grant of 50,000 options occurred on September 5, 2002. All of these options are vested.

(7)
The first grant of 25,000 options occurred on January 9, 2004. The second grant of 6,000 options occurred on February 26, 2004. The third grant of 25,000 options occurred on May 21, 2004. All of these options are vested.

(8)
The first grant of 8,300 options occurred on March 25, 2003. The second grant of 25,000 options occurred on August 21, 2003. All of these options are vested.

(9)
These options were granted on September 5, 2002. All of these options are vested.

(10)
The first grant of 100,000 options occurred on January 9, 2004. The second grant of 23,300 options occurred on February 26, 2004. The third grant of 300,000 options occurred on May 26, 2004. All of these options are vested.

(11)
The first grant of 200,000 options occurred on February 24, 2003. The second grant of 25,000 options occurred on March 25, 2003. The third grant of 100,000 occurred on September 5, 2003. All of these options are vested.

(12)
The first grant of 150,000 options occurred on January 10, 2002. The second grant of 200,000 options occurred on July 3, 2002. All of these options are vested.

(13)
These options were granted on January 9, 2004 and are now expired.

Employment Agreements

        On March 11, 2004, effective as of January 1, 2004, we entered into an amended employment agreement with our Chairman, Dennis L. Pelino. This agreement amended our prior agreements with Mr. Pelino dated February 22, 2002 and June 21, 2001. Pursuant to this amendment, we agreed to extend the term of employment of Mr. Pelino through June 2009. The amendment also increased the annual compensation payable to Mr. Pelino by granting him, in addition to his current base salary of $360,000, options to purchase 359,000 shares of our common stock which vest in equal installments over the term of his employment. This grant of options was intended to provide Mr. Pelino with incremental compensation of $700,000 over the term of his employment. In addition to his base salary, Mr. Pelino is entitled to bonus compensation based upon the achievement of certain target objectives, as well as discretionary merit bonuses that can be awarded at the discretion of our Board of Directors. Mr. Pelino is also entitled to certain severance benefits upon his death, disability or termination of employment. Pursuant to the employment agreement, Mr. Pelino is also entitled to fringe benefits including participation in pension, profit sharing and bonus plans, as applicable, and life insurance, hospitalization, major medical, paid vacation and expense reimbursement.

        In connection with our acquisition of Stonepath Logistics International Services, Inc., we entered into an employment agreement with Jason F. Totah, then the President and Chief Executive Officer of that subsidiary and the current Chief Executive Officer of the Company. On April 1, 2004, we amended Mr. Totah's employment agreement to extend the term of his employment until April 1, 2009. Mr. Totah's employment agreement provides him with the right to a base annual salary of no less than $250,000, subject to minimum annual cost-of-living increases of five percent, subject to the approval of the Board of Directors. Mr. Totah is entitled to an annual performance bonus at the discretion of the Board of Directors. Mr. Totah is also entitled to certain severance benefits upon his death, disability or termination of employment. Pursuant to the employment agreement, Mr. Totah is also entitled to fringe benefits including participation in pension, profit sharing and bonus plans, as applicable, and life insurance, hospitalization, major medical, paid vacation and expense reimbursement.

        On February 3, 2005, we entered into an employment agreement with our President, Robert Arovas providing for an employment term of five years ending on October 14, 2009. It provides Mr. Arovas with the right to an annual salary of $250,000 (which may be increased or decreased by our Board of Directors, but not to an amount less than $250,000), annual bonuses at our discretion, and options to purchase 200,000 shares of our common stock. Mr. Arovas is also entitled to certain severance benefits upon his death, disability or termination of employment. Pursuant to the employment agreement, Mr. Arovas is also entitled to fringe benefits including participation in pension, profit sharing and bonus plans, as applicable, and life insurance, hospitalization, major medical, paid vacation and expense reimbursement.

        On November 12, 2004, the Company entered into a letter agreement with its then Chief Financial Officer, Bohn Crain (the "Agreement"). The Agreement provided for the continuation of his role as Chief Financial Officer of the Company until December 31, 2004 or such earlier date requested by the Company. It also provided for his continuing service as a consultant to the Company during 2005. Under the terms of the Agreement, Mr. Crain was entitled to receive his current base salary through December 31, 2004. During 2005, Mr. Crain is entitled to receive monthly payments in the amount of $75,250 for each of January and February and then monthly payments of $30,100 for the remainder of the year.

Change in Control Arrangements

        Our Chairman and our President are each employed under agreements that contain change in control arrangements. If employment of any of these officers is terminated following a change in control (other than for cause), then we must pay such terminated employee a termination payment equal to 2.99 times his salary and bonus, based upon the average annual bonus paid to him prior to termination of his employment. In addition, all of their unvested stock options shall immediately vest as of the termination date of their employment due to a change in control. In each of their agreements, a change in control is generally defined as the occurrence of any one of the following:

  •
  any "Person" (as the term "Person" is used in Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934), except for the affected employee, becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding securities;

  •
  a contested proxy solicitation of our stockholders that results in the contesting party obtaining the ability to vote securities representing 50% or more of the combined voting power of our then-outstanding securities;

  •
  a sale, exchange, transfer or other disposition of 50% or more in value of our assets to another Person or entity, except to an entity controlled directly or indirectly by us;

  •
  a merger, consolidation or other reorganization involving us in which we are not the surviving entity and in which our stockholders prior to the transaction continue to own less than 50% of the outstanding securities of the acquirer immediately following the transaction, or if a plan involving our liquidation or dissolution other than pursuant to bankruptcy or insolvency laws is adopted; or

  •
  during any period of twelve consecutive months, individuals who at the beginning of such period constituted the Board of Directors cease for any reason to constitute at least a majority of the Board of Directors unless the election, or the nomination for election by our stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period.

        Under Mr. Arovas' employment agreement, a change of control would also occur if Dennis L. Pelino is no longer the Chairman of the Company and his direct superior.

        Notwithstanding the foregoing, a "change of control" is not deemed to have occurred (i) in the event of a sale, exchange, transfer or other disposition of substantially all of our assets to, or a merger, consolidation or other reorganization involving, any entity in which the affected employee has, directly or indirectly, at least a 25% equity or ownership interest; or (ii) in a transaction otherwise commonly referred to as a "management leveraged buy-out."

        In addition, the existing stock options granted to these executive officers fully vest upon a "change in control," as defined within our Stock Incentive Plan.

Directors Compensation

        Non-employee directors are paid $3,750 per quarter, provided that each member attends 75% of all meetings. In addition, a quarterly fee of $3,750 is paid to the chairman of the Audit and Compensation Committees. Upon joining our Board of Directors, each of our non-employee directors received an option to purchase 50,000 shares of our common stock with an exercise price equal to the closing price of our common stock on the trading day prior to the date of grant. One-half of these options vested on the first anniversary of the director's membership on the Board, and the balance vest on the second anniversary of Board membership. On November 5, 2002, each member of our Audit Committee received options to purchase 15,000 shares of our common stock at an exercise price of $1.45 per share (of which 50% vested on November 5, 2003 and the balance vested on November 5, 2004). In addition, on January 23, 2004, the chairmen of each of our Audit Committee and Compensation Committee received options to purchase 25,000 shares of our common stock at an exercise price of $3.05 per share (of which 50% vested on January 23, 2005 and the balance vest on January 23, 2006, contingent upon continued Board service).

Stock Options and Warrants

        The following table sets forth information on option grants in fiscal 2004 to the Named Executive Officers.

Option Grants in Last Fiscal Year

						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Options Granted	% of Total Options Granted to Employees in Fiscal-Year	Exercise Price	Market Price on Date of Grant	Expiration Date
Name						5%	10%
Dennis L. Pelino	550,000	15.32%	$3.05	$3.05	January 2014	$1,054,971	$2,673,503
Dennis L. Pelino	125,600	3.50	3.38	3.38	February 2014	266,983	676,588
Dennis L. Pelino	359,000	10.00	3.75	3.75	March 2014	846,649	2,145,576
Jason F. Totah	80,000	2.23	2.38	2.38	January 2014	119,742	303,449
Jason F. Totah	13,100	0.36	3.38	3.38	February 2014	27,846	70,568
Jason F. Totah	400,000	11.14	0.75	0.75	October 2014	188,668	478,123
Thomas L. Scully	25,000	0.70	2.38	2.38	January 2014	37,419	94,828
Thomas L. Scully	6,000	0.17	3.38	3.38	February 2014	12,754	32,321
Thomas L. Scully	25,000	0.70	2.18	2.18	May 2014	34,275	86,859
Bohn H. Crain	100,000	2.79	2.38	2.38	January 2014	149,677	379,311
Bohn H. Crain	23,300	0.65	3.38	3.38	February 2014	49,528	125,514
Bohn H. Crain	300,000	8.36	2.37	2.37	May 2014	447,144	1,133,151
Gary A. Koch	150,000	4.18	2.38	2.38	January 2014	224,515	568,966

        The following table sets forth information concerning year-end option values for fiscal 2004 for the Named Executive Officers. The value of the options was based on the closing price of our common stock on December 31, 2004 of $1.20.

Fiscal Year End Option Values

			Number of Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options at Fiscal Year End
	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dennis L. Pelino	—	—	3,865,029	1,569,571	$684,000	$—
Jason F. Totah	—	—	348,100	395,000	60,000	120,000
Thomas L. Scully	6,900	15,699	60,875	71,525	—	—
Bohn H. Crain	—	—	1,098,300	—	—	—
Gary A. Koch	—	—	—	—	—	—

Outstanding Stock Options

        The Amended and Restated Stonepath Group, Inc. 2000 Stock Incentive Plan, (the "Stock Incentive Plan") covers 15,000,000 shares of common stock. Under its terms, employees, officers and directors of the Company and its subsidiaries are currently eligible to receive non-qualified stock options, restricted stock awards and incentive stock options within the meaning of Section 422 of the Internal Revenue Code (the "Code"). In addition, advisors and consultants who perform services for the Company or its subsidiaries are eligible to receive non-qualified stock options under the Stock Incentive Plan. The Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors.

        All stock options granted under the Stock Incentive Plan are exercisable for a period of up to ten years from the date of grant. The Company may not grant incentive stock options pursuant to the Stock Incentive Plan at exercise prices which are less than the fair market value of the common stock on the date of grant. The term of an incentive stock option granted under the Stock Incentive Plan to a stockholder owning more than 10% of the issued and outstanding common stock may not exceed five years and the exercise price of an incentive stock option granted to such stockholder may not be less than 110% of the fair market value of the common stock on the date of grant. The Stock Incentive Plan contains certain limitations on the maximum number of shares of the common stock that may be awarded in any calendar year to any one individual for the purposes of Section 162(m) of the Code.

        Generally, most of the options under the Stock Incentive Plan are granted subject to periodic vesting over a period of between three and four years, contingent upon continued employment with the Company. In addition to the stock options covered by the Stock Incentive Plan, the Company has outstanding options to purchase 552,000 shares of common stock. The following schedule identifies the vesting schedule associated with all of the Company's outstanding options as of September 30, 2005.

	Plan	Non-Plan	Total
Vested as of 12/31/04	7,402,195	552,000	7,594,195
To vest in 2005	2,385,200	—	2,385,200
To vest in 2006	322,779	—	322,779
To vest in 2007	230,278	—	230,278
To vest in 2008	73,332	—	73,332

	10,413,784	552,000	10,965,784

        At September 30, 2005, these options were outstanding at the following exercise prices:

Number of Options
			Range of Exercise Prices
Plan	Non-Plan	Total
3,453,334	422,000	3,875,334	$0.50 to $ 1.00
4,014,950	—	4,014,950	$1.01 to $ 2.00
2,945,500	120,000	3,065,500	$2.01 to $ 4.00
—	10,000	10,000	$6.38 to $17.50

10,413,784	552,000	10,965,784

        On April 30, 2005, the Compensation Committee (the "Committee") of the Board of Directors approved the acceleration of the vesting of unvested stock options having an exercise price of more than $0.92 per share granted under the Company's Amended and Restated 2000 Stock Incentive Plan that are held by the Company's employees, including executive officers. As a result of this action, options to purchase 1,931,244 shares of the Company's common stock became immediately exercisable, representing approximately 17.2% of the Company's total outstanding options. Because the accelerated options had exercise prices in excess of the current market value of the Company's common stock, they were not fully achieving their original objectives of incentive compensation and employee retention. The Company expects the acceleration to have a positive effect on employee morale, retention and perception of value. The acceleration is also intended to eliminate future compensation expense the Company would otherwise have to recognize in its statement of operations, aggregating approximately $0.5 million for the years ending December 31, 2006 through 2009, with respect to the accelerated options once SFAS No. 123R becomes effective.

Outstanding Warrants

        As of September 30, 2005, warrants to purchase 3,249,000 shares of common stock were outstanding. Most of these warrants were granted in connection with investment-related transactions and have exercise prices as follows: warrants to purchase 2,500,000 shares at $1.13 per share, warrants to purchase 50,000 shares at $1.23 per share, warrants to purchase 99,000 shares at $1.49 per share and warrants to purchase 600,000 shares at $5.00 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

        The following tables set forth information with respect to the beneficial ownership of common stock owned, as of September 30, 2005, by:

  •
  the holders of more than 5% of any class of the Company's voting securities;

  •
  each of the directors;

  •
  each of the executive officers; and

  •
  all directors and executives officers of the Company as a group.

        As of September 30, 2005, an aggregate of 43,712,726 shares of common stock were issued and outstanding. For purposes of computing the percentages under the following tables, it is assumed that all options and warrants to acquire common stock which have been issued to the directors, executive officers and the holders of more than 5% of common stock and are fully vested or will become fully vested within 60 days from September 30, 2005 have been exercised by these individuals and the appropriate number of shares of common stock have been issued to these individuals.

COMMON STOCK
Name of Beneficial Owner	Position	Shares Owned Beneficially and of Record(1)	Percentage of Class
Gruber and McBaine Capital Management, LLC. 50 Osgood Place, Penthouse, San Francisco, CA 94133(2)	Beneficial Owner	2,478,200	5.67
Dennis L. Pelino(3) World Trade Center 2200 Alaskan Way, Suite 200 Seattle, WA 98121	Director	5,915,822	12.04
Jason F. Totah(4)	Officer	598,100	1.35
Robert Arovas(5)	Officer	111,111	*
Thomas L. Scully(6)	Officer	140,179	*
David R. Jones(7)	Director	187,500	*
Aloysius T. Lawn, IV(8)	Director	92,500	*
Robert McCord(9)	Director	112,500	*
J. Douglass Coates(10)	Director	62,500	*
John H. Springer(11)	Director	77,500	*
All directors and executive officers as a group (9 people)		7,297,712	14.49

(*)
Less than one percent.

(1)
The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Commission under the Exchange Act. They may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as, other securities as to which the individual has or shares voting or investment power. The number of shares beneficially owned by the individual may include options to purchase shares of our common stock exercisable as of, or within 60 days of September 30, 2005. Beneficial ownership may be disclaimed as to certain of the securities.

(2)
Based upon Schedule 13G filed on February 14, 2005 by a group consisting of Gruber and McBaine Capital Management, LLC, Jon D. Gruber, J. Patterson McBaine, Eric B. Swergold, and J. Lynne Rose. Gruber and McBaine Capital Management, LLC, Eric B. Swergold, and J. Lynne Rose reported shared voting and dispositive power of 2,007,750 shares. Jon D.Gruber reported sole voting and dispositive power of 219,100 shares and shared voting and dispositive power of 2,007,750 shares. J. Patterson McBaine reported sole voting and dispositive power of 251,350 shares and shared voting and dispositive power of 2,007,750 shares.

(3)
Includes 431,222 shares of common stock held by Dennis Pelino and Meredith L. Pelino Declaration of Trust, of which Dennis L. Pelino and his spouse are trustees and beneficiaries, though beneficial ownership of which may be disclaimed. Also includes 5,434,600 shares of common stock issuable upon exercise of vested options presently exercisable.

(4)
Includes 55,000 shares of common stock held by Mr. Totah. Also includes 543,100 shares of common stock issuable upon exercise of vested options presently exercisable and exercisable within 60 days of September 30, 2005. Does not include 200,000 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of September 30, 2005.

(5)
Includes 111,111 shares of common stock issuable upon the exercise of vested options presently exercisable and exercisable within 60 days of September 30, 2005. Does not include 133,334 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of September 30, 2005.

(6)
Includes 7,779 shares of common stock held by Mr. Scully. Also includes 132,400 shares of common stock issuable upon exercise of vested options presently exercisable.

(7)
Includes 95,000 shares of common stock held by Mr. Jones. Also includes 92,500 shares of common stock issuable upon the exercise of vested options presently exercisable and exercisable within 60 days of September 30, 2005. Does not include 27,500 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of September 30, 2005.

(8)
Includes 92,500 shares of common stock issuable upon the exercise of vested options presently exercisable. Does not include 27,500 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of September 30, 2005.

(9)
Includes 112,500 shares of common stock issuable upon exercise of vested options presently exercisable. Does not include 12,500 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of September 30, 2005.

(10)
Includes 62,500 shares of common stock issuable upon exercise of vested options presently exercisable. Does not include 12,500 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of September 30, 2005.

(11)
Includes 15,000 shares of common stock held by Mr. Springer. Also includes 62,500 shares of common stock issuable upon exercise of vested options presently exercisable. Does not include 12,500 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of September 30, 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans to Officers

        In connection with our acquisition of SLIS on April 4, 2002, we advanced the sum of $350,000 to Jason F. Totah. Mr. Totah was a former shareholder of SLIS and is now the Chief Executive Officer of the Company. The advance to Mr. Totah is to be repaid through 2006 by offset against the earn-out amounts that are otherwise due to Mr. Totah under the Stock Purchase Agreement. The balance of Mr. Totah's advance was $87,500 at December 31, 2004.

Amendment and Restatement of Employment Arrangements with Executive Officers

        On March 11, 2004, we entered into an amended employment agreement with our former Chief Executive Officer, Dennis L. Pelino. This agreement amended our prior agreements with Mr. Pelino dated February 22, 2002 and June 21, 2001 to extend the term of his employment through June 2009, and to award Mr. Pelino a salary increase in the form of additional options that vest over the period of the employment agreement. On October 18, 2001, we amended the terms of the options granted to Mr. Pelino under his original employment agreement dated June 21, 2001. We further amended the terms of Mr. Pelino's options on July 3, 2002, when we accelerated the vesting of his original options to purchase 1,800,000 shares of our common stock and granted him options to purchase an additional 1,900,000 shares of our common stock.

        On April 1, 2004, we amended the employment agreement of Jason F. Totah, our Chief Executive Officer, to extend the term of his employment until April 1, 2009.

        On November 12, 2004, we entered into a letter agreement with our then Chief Financial Officer, Bohn Crain (the "Agreement"). The Agreement provided for the continuation of his role as Chief Financial Officer of the Company until December 31, 2004 or such earlier date as the Company may request. It also provided for his continuing service as a consultant to the Company during 2005. Under the terms of the Agreement, Mr. Crain was entitled to receive his current base salary through December 31, 2004. During 2005, Mr. Crain is entitled to receive monthly payments in the amount of $75,250 for each of January and February and then monthly payments of $30,100 for the remainder of the year.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, as well as proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at their Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our Commission filings are also available to the public over the Internet at the Commission's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the Commission. You can also inspect our reports, proxy statements, and other information at the offices of the American Stock Exchange.

        We have filed with the Commission, in Washington, D.C., a registration statement under the Securities Act with respect to the common stock offered hereby. This prospectus is a part of the registration statement and, as permitted by the Commission's rules, does not contain all of the information presented in the registration statement. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations, and prospectus may have changed since that date.

LEGAL MATTERS

        The validity of the shares offered by this prospectus have been passed upon for the Company by Buchanan Ingersoll PC, 14th Floor, 1835 Market Street, Philadelphia, PA 19103.

EXPERTS

        The consolidated financial statements and schedule of the Company as of December 31, 2004 and for the year then ended included in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements and schedule of the Company as of December 31, 2003 and for each of the years in the two-year period ended December 31, 2003, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Stonepath Group, Inc. and Subsidiaries
Philadelphia, Pennsylvania

        We have audited the accompanying consolidated balance sheet of Stonepath Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stonepath Group, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

        Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying Schedule II of Stonepath Group, Inc. and subsidiaries for the year ended December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated 2004 financial statements taken as a whole.

        Additionally, we were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 30, 2005, disclaimed an opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and disclaimed an opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
March 30, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of Stonepath Group, Inc.:

        We have audited the accompanying consolidated balance sheet of Stonepath Group, Inc. and subsidiaries (the Company) as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stonepath Group, Inc. and subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 24, 2004

STONEPATH GROUP, INC.

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$2,800,645	$3,074,151
Accounts receivable, less allowances for doubtful accounts of $1,872,000 and $1,055,000 at 2004 and 2003, respectively	64,064,382	38,250,610
Loans receivable from related parties	—	14,597
Prepaid expenses and other current assets	2,559,858	2,216,700

Total current assets	69,424,885	43,556,058
Goodwill	37,278,661	31,508,931
Technology, furniture and equipment, net	7,595,859	7,062,956
Acquired intangibles, net	7,079,986	6,775,893
Note receivable, related party	87,500	175,000
Other assets	1,479,181	1,189,917

Total assets	$122,946,072	$90,268,755

Liabilities and Stockholders' Equity
Current liabilities:
Lines of credit	$16,911,700	$—
Accounts payable	38,537,750	22,412,287
Earn-outs payable	2,645,695	3,548,534
Accrued payroll and related expenses	3,192,889	1,975,859
Accrued restructuring costs	741,637	—
Capital lease obligation—current portion	1,510,461	671,197
Accrued expenses	5,627,276	1,821,671

Total current liabilities	69,167,408	30,429,548
Capital lease obligation—net of current portion	—	1,134,815
Other long-term liabilities	2,064,128	—
Deferred tax liability	1,650,900	1,035,600

Total liabilities	72,882,436	32,599,963

Minority interest	5,094,336	1,345,790

Commitments and contingencies (Notes 10 and 11)
Stockholders' equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized; Series D, convertible, issued and outstanding: 310,477 shares at 2003	—	310
Common stock, $.001 par value, 100,000,000 shares authorized; issued and outstanding: 42,839,795 and 37,449,944 shares at 2004 and 2003, respectively	42,840	37,450
Additional paid-in capital	221,728,796	220,067,956
Accumulated deficit	(176,806,892)	(163,763,537)
Accumulated other comprehensive income	35,856	1,997
Deferred compensation	(31,300)	(21,174)

Total stockholders' equity	44,969,300	56,323,002

Total liabilities and stockholders' equity	$122,946,072	$90,268,755

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.

Consolidated Statements of Operations

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Total revenue	$367,080,665	$220,084,190	$122,787,625
Cost of transportation	282,358,647	158,105,595	86,084,863

Net revenue	84,722,018	61,978,595	36,702,762
Personnel costs	44,987,407	31,887,773	19,089,069
Other selling, general and administrative costs	36,753,275	24,583,040	14,679,960
Depreciation and amortization	4,189,040	2,659,882	2,186,951
Restructuring charges	4,368,250	—	—
Litigation settlement and nonrecurring costs	—	1,169,035	—

Income (loss) from operations	(5,575,954)	1,678,865	746,782
Other income (expense):
Provisions for excess earn-out payments	(3,075,190)	(1,270,141)	—
Interest income	61,964	48,909	90,680
Interest expense	(639,491)	(141,859)	—
Other income	1,024	84,850	37,311

Income (loss) from continuing operations before income taxes and minority interest	(9,227,647)	400,624	874,773
Income tax expense	2,395,812	735,886	421,177

Income (loss) from continuing operations before minority interest	(11,623,459)	(335,262)	453,596
Minority interest	1,394,896	187,310	—

Income (loss) from continuing operations	(13,018,355)	(522,572)	453,596
Loss from discontinued operations, net of tax	(25,000)	(263,031)	—

Net income (loss)	(13,043,355)	(785,603)	453,596
Preferred stock dividends and effect of redemption	—	—	15,020,148

Net income (loss) attributable to common stockholders	$(13,043,355)	$(785,603)	$15,473,744

Basic earnings (loss) per common share—
Continuing operations	$(0.33)	$(0.02)	$0.70
Discontinued operations	—	(0.01)	—

Earnings (loss) per common share	$(0.33)	$(0.03)	$0.70

Diluted earnings (loss) per common share—
Continuing operations	$(0.33)	$(0.02)	$0.02
Discontinued operations	—	(0.01)	—

Earnings (loss) per common share	$(0.33)	$(0.03)	$0.02

Basic weighted average common shares outstanding	38,971,526	29,625,585	22,154,861

Diluted weighted average common shares outstanding	38,971,526	29,625,585	29,232,568

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

Years ended December 31, 2004, 2003 and 2002

	Preferred Stock
	Series C		Series D		Common Stock
							Additional paid-in capital
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2002	3,750,479	$3,750	—	$—	20,903,110	$20,903	$210,730,999
Net income	—	—	—	—	—	—	—
Exercise of options and warrants	—	—	—	—	440,808	441	424,740
Series C Preferred Stock conversion	(3,913,220)	(3,913)	360,742	361	2,109,496	2,109	(16,971,597)
Preferred stock dividends	162,741	163	—	—	—	—	1,952,729
Compensatory common stock, options and warrants issued, net of cancellations	—	—	—	—	—	—	95,000
Amortization of deferred stock-based compensation	—	—	—	—	—	—	3,193

Balances at December 31, 2002	—	—	360,742	361	23,453,414	23,453	196,235,064
Net loss	—	—	—	—	—	—	—
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive loss
Issuance of common stock, net of issuance costs	—	—	—	—	10,453,500	10,454	18,054,961
Exercise of options and warrants	—	—	—	—	920,739	921	649,858
Series D Convertible Preferred Stock conversion	—	—	(50,265)	(51)	502,650	503	(452)
Issuance of common stock in lieu of cash for earn-out	—	—	—	—	254,825	255	402,745
Issuance of common stock in lieu of cash for legal settlement	—	—	—	—	271,339	271	583,279
Issuance of common stock for acquisitions	—	—	—	—	1,593,477	1,593	4,142,501
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—

Balances at December 31, 2003	—	—	310,477	310	37,449,944	37,450	220,067,956
Net loss	—	—	—	—	—	—	—
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive loss
Exercise of options and warrants	—	—	—	—	2,119,108	2,119	1,269,631
Series D Convertible Preferred Stock conversion	—	—	(310,477)	(310)	3,104,770	3,105	(2,795)
Issuance of common stock to Employee Stock Purchase Plan	—	—	—	—	123,238	123	224,047
Issuance of common stock for acquisitions	—	—	—	—	42,735	43	99,957
Options issued to consultant	—	—	—	—	—	—	70,000
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—

Balances at December 31, 2004	—	$—	—	$—	42,839,795	$42,840	$221,728,796

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) (continued)

Years ended December 31, 2004, 2003 and 2002

	Accumulated deficit	Accumulated other comprehensive income	Deferred stock- based compensation	Total	Total comprehensive income (loss)
Balances at January 1, 2002	$(178,451,678)	$—	$(211,638)	$32,092,336
Net income	453,596	—	—	453,596	$453,596

Exercise of options and warrants	—	—	—	425,181
Series C Preferred Stock conversion	16,973,040	—	—	—
Preferred stock dividends	(1,952,892)	—	—	—
Compensatory common stock, options and warrants issued, net of cancellations	—	—	—	95,000
Amortization of deferred stock-based compensation	—	—	95,232	98,425

Balances at December 31, 2002	(162,977,934)	—	(116,406)	33,164,538

Net loss	(785,603)	—	—	(785,603)	$(785,603)
Other comprehensive income:
Foreign currency translation adjustment	—	1,997	—	1,997	1,997

Comprehensive loss					$(783,606)

Issuance of common stock, net of issuance costs	—	—	—	18,065,415
Exercise of options and warrants	—	—	—	650,779
Series D Convertible Preferred Stock conversion	—	—	—	—
Issuance of common stock in lieu of cash for earn-out	—	—	—	403,000
Issuance of common stock in lieu of cash for legal settlement	—	—	—	583,550
Issuance of common stock for acquisitions	—	—	—	4,144,094
Amortization of deferred stock-based compensation	—	—	95,232	95,232

Balances at December 31, 2003	(163,763,537)	1,997	(21,174)	56,323,002

Net loss	(13,043,355)	—	—	(13,043,355)	$(13,043,355)
Other comprehensive income:
Foreign currency translation adjustment	—	33,859	—	33,859	33,859

Comprehensive loss					$(13,009,496)

Exercise of options and warrants	—	—	—	1,271,750
Series D Convertible Preferred Stock conversion	—	—	—	—
Issuance of common stock to Employee Stock Purchase Plan	—	—	—	224,170
Issuance of common stock for acquisitions	—	—	—	100,000
Options issued to consultant	—	—	(70,000)	—
Amortization of deferred stock-based compensation	—	—	59,874	59,874

Balances at December 31, 2004	$(176,806,892)	$35,856	$(31,300)	$44,969,300

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$(13,043,355)	$(785,603)	$453,596
Adjustments to reconcile net income (loss) to net cash used in operating activities, net of acquisitions:
Deferred income taxes	615,300	574,800	389,300
Depreciation and amortization	4,189,040	2,659,882	2,186,951
Stock-based compensation	59,874	95,232	98,425
Minority interest in income of subsidiaries	1,394,896	187,310	—
Loss from disposal of furniture and equipment	8,350	—	4,560
Non-cash restructuring charges	3,556,133	—	—
Issuance of common stock in litigation settlement	—	350,000	—
Issuance of common stock to vendor of former business	—	135,000	—
Issuance of common stock in offering penalty	—	98,550	—
Changes in assets and liabilities, net of effect of acquisitions:
Accounts receivable	(11,957,872)	(11,187,538)	(5,731,830)
Other assets	11,973	(887,891)	(160,903)
Accounts payable and accrued expenses	13,587,422	4,771,653	2,176,634

Net cash used in operating activities	(1,578,239)	(3,988,605)	(583,267)

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(8,004,253)	(9,385,908)	(10,497,306)
Purchases of technology, furniture and equipment	(4,909,148)	(4,183,201)	(1,812,750)
Loans made	(75,000)	(130,000)	(350,000)
Payment of earn-out	(3,431,285)	(2,206,715)	—
Discontinued operations:
Proceeds from sale of ownership interests in affiliate companies	—	—	115,000

Net cash used in investing activities	(16,419,686)	(15,905,824)	(12,545,056)

Cash flows from financing activities:
Issuance of common stock	—	18,185,415	—
Payment of equity financing fees	—	—	(25,000)
Payment of debt financing fees	(250,000)	—	(233,580)
Proceeds from line of credit, net	16,911,700	—	—
Proceeds from financing of equipment	—	2,049,638	—
Principal payments on capital lease	(753,959)	(265,178)	—
Proceeds related to minority interest in subsidiary	—	81,818	—
Proceeds from issuance of common stock upon exercise of options and warrants	1,782,819	650,779	425,181

Net cash provided by financing activities	17,690,560	20,702,472	166,601

Effect of foreign currency translation	33,859	—	—

Net increase (decrease) in cash and cash equivalents	(273,506)	808,043	(12,961,722)
Cash and cash equivalents, beginning of year	3,074,151	2,266,108	15,227,830

Cash and cash equivalents, end of year	$2,800,645	$3,074,151	$2,266,108

Cash paid for interest	$617,007	$189,359	$—

Cash paid for income taxes	$157,145	$373,832	$84,959

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common stock in satisfaction of earn-out	$—	$403,000	$—
Increase in goodwill related to accrued earn-out payments	2,615,946	3,636,034	2,697,215
Issuance of warrants in connection with consulting services	70,000	—	95,000
Offset of related party loan against earn-out	87,500	87,500	87,500
Issuance of common stock in connection with acquisitions	100,000	4,144,094	—
Issuance of common stock from conversion of Series D Convertible Preferred Stock	310	51	—
Issuance of common stock in connection with cashless exercise of options	511,068	—	—
Issuance of common stock in connection with Employee Stock Purchase Plan	224,170	—	—
Increase in technology, furniture and equipment from capital lease obligations	458,408	—	—

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(1)    Nature of Operations

        Stonepath Group, Inc. and subsidiaries (the "Company") is a non-asset-based third-party logistics services company providing supply chain solutions on a global basis. A full range of time-definite transportation and distribution solutions is offered through its Domestic Services platform, where the Company manages and arranges the movement of raw materials, supplies, components and finished goods for its customers. These services are offered through the Company's domestic air and ground freight forwarding business. A full range of international logistics services including international air and ocean transportation as well as customs house brokerage services is offered through the Company's International Services platform. In addition to these core service offerings, the Company also provides a broad range of value-added supply chain management services, including warehousing, order fulfillment and inventory management. The Company serves a customer base of manufacturers, distributors and national retail chains through a network of owned offices in North America and Puerto Rico, strategic locations in Asia and Brazil, and service partners strategically located around the world.

        The Company has experienced losses from operations, and has an accumulated deficit. In addition the Company has experienced negative cash flow from operations. In view of these matters, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued profitable operations of the Company and generation of cash flow sufficient to meet its obligations. The Company believes that planned operating improvements and cost reductions and the availability on its credit facilities will provide the Company with adequate liquidity to provide uninterrupted support for its business operations through December 31, 2005.

(2)    Summary of Significant Accounting Policies

        a) Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Stonepath Group, Inc., a Delaware corporation, and its wholly- and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company's foreign subsidiaries are included in the consolidated financial statements on a one month lag to facilitate timely reporting. The Company does not have any variable interest entities whose financial results are not included in the consolidated financial statements.

        b) Use of Estimates

        The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include revenue recognition, accruals for the cost of purchased transportation, accounting for stock options, the assessment of the recoverability of long-lived assets (specifically goodwill and acquired intangibles), the establishment of an allowance for doubtful accounts and the valuation allowance for deferred income tax assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. Actual results could differ from those estimates.

        c) Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and investments in money market funds and investment grade securities held with high quality financial institutions. The Company considers all highly liquid instruments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents.

        d) Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable.

        The Company maintains its cash accounts with high quality financial institutions. With respect to accounts receivable, such receivables are primarily from manufacturers, distributors and major retailers located throughout the United States, Asia and South America. Credit is granted to customers on an unsecured basis, and generally provides for 30-day payment terms. For the years ended December 31, 2004, 2003 and 2002, the Company's largest customer, a national retail chain, accounted for approximately 13%, 24% and 33% of revenue, respectively, and approximately 5% and 16% of the accounts receivable balance as of December 31, 2004 and 2003, respectively. No other customer accounted for greater than 10% of revenue. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial conditions. The Company maintains reserves for specific and general allowances against accounts receivable. The specific reserves are established on a case-by-case basis by management. A general reserve is established for all other accounts receivable, based on a specified percentage of the accounts receivable balance. Management continually assesses the adequacy of the recorded allowance for doubtful accounts, based on its knowledge about the customer base. Credit losses have been within management's expectations.

        e) Technology, Furniture and Equipment

        Technology, furniture and equipment are stated at cost, less accumulated depreciation computed on a straight-line basis over the estimated useful lives of the respective assets. Depreciation is computed using three- to ten-year lives for furniture and office equipment, a three-year life for computer software, the shorter of the lease term or useful life for leasehold improvements and a three-year life for vehicles. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in results of operations. Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred. Major renewals and improvements are capitalized.

        Under the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs associated with internally developed and/or purchased software systems that have reached the application development stage and meet recoverability tests. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software, payroll and payroll-related expenses for employees who are directly associated with and devote time to the internal-use software project and capitalized interest, if appropriate. Capitalization of such costs begins when the preliminary project stage is complete and ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to existing systems, are expensed as incurred.

        f) Goodwill

        Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations accounted for as purchases (see Note 5).

        The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires an annual impairment test for goodwill and intangible assets with indefinite lives. Under the provisions of SFAS No. 142, the first step of the impairment test requires that the Company determine the fair value of each reporting unit, and compare the fair value to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit's fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit's goodwill as of the assessment date. The implied fair value of the reporting unit's goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date. The Company performed its annual impairment test effective October 1, 2004 and noted no impairment for either of its reporting units. In the future, the Company will continue to perform the annual test during its fiscal fourth quarter unless events or circumstances indicate an impairment may have occurred before that time.

        g) Long-Lived Assets

        Acquired intangibles consist of customer related intangibles and non-compete agreements arising from the Company's acquisitions. Customer related intangibles are amortized using accelerated methods over five to seven years and non-compete agreements are amortized using the straight-line method over periods of three to five years.

        The Company follows the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes accounting standards for the impairment of long-lived assets such as property, plant and equipment and intangible assets subject to amortization. The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

        h) Income Taxes

        Taxes on income are provided in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the consolidated financial statements. Deferred tax assets and liabilities are determined based on the differences between the book values and the tax bases of particular assets and liabilities and the tax effects of net operating loss and capital loss carryforwards. Deferred tax assets and liabilities are measured using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

        i) Revenue Recognition and Purchased Transportation Costs

        The Company derives its revenue from three principal sources: freight forwarding, customs brokerage, and warehousing and other value-added services.

        As a freight forwarder, the Company is primarily a non-asset-based carrier that does not own or lease any significant transportation assets. The Company generates the majority of its revenue by purchasing transportation services from direct (asset-based) carriers and using those services to provide transportation of property for compensation to its customers. The Company is able to negotiate favorable buy rates from the direct carriers by consolidating shipments from multiple customers and concentrating its buying power, while at the same time offering lower sell rates than most customers would otherwise be able to negotiate themselves. When acting as an indirect carrier, the Company will enter into a written agreement with its customers or issue a tariff and a house bill of lading to customers as the contract of carriage. When the freight is physically tendered to a direct carrier, the Company receives a separate contract of carriage, or master bill of lading. In order to claim for any loss or damage associated with the freight, the customer is first obligated to pay the freight charges. Based on the terms in the contract of carriage, revenue related to shipments where the Company issues a house bill of lading is recognized when the freight is delivered to the direct carrier at origin. All other revenue, including revenue for customs brokerage and warehousing and other value-added services, is recognized upon completion of the service.

        At the time of delivery to the direct carrier, the Company records costs related to the shipment based on estimates of total purchased transportation costs. The estimates are based upon anticipated margins, contractual arrangements with direct carriers and other known factors. The estimates are routinely monitored and compared to actual invoiced costs. The estimates are adjusted as deemed necessary by the Company to reflect differences between the original accruals and actual costs of purchased transportation.

        j) Stock-Based Compensation

        As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees and members of the board of directors is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount the grantee must pay to acquire the stock. The Company accounts for stock-based compensation to non-employees (including directors who provide services outside their capacity as members of the board) in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Company has implemented the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

        The table below illustrates the effect on net income (loss) attributable to common stockholders and income (loss) per share as if the fair value of options granted had been recognized as compensation expense in accordance with the provisions of SFAS No. 123. See Notes 12 and 13 for additional information regarding options and warrants.

	2004	2003	2002
Year ended December 31:
Net income (loss) attributable to common stockholders: As reported	$(13,043,355)	$(785,603)	$15,473,744
Add: stock-based employee compensation expense included in reported net income (loss)	21,174	95,232	92,566
Deduct: total stock-based compensation expense determined under fair value method for all awards	(5,848,264)	(2,306,736)	(1,922,051)

Pro forma	$(18,870,445)	$(2,997,107)	$13,644,259

Basic earnings (loss) per common share:
As reported	$(0.33)	$(0.03)	$0.70
Pro forma	(0.48)	(0.10)	0.62
Diluted earnings (loss) per common share:
As reported	$(0.33)	$(0.03)	$0.02
Pro forma	(0.48)	(0.10)	(0.05)

        The weighted average fair value of employee options granted during 2004, 2003 and 2002 was $2.16, $1.05 and $0.89 per share, respectively. The fair value of options granted were estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	2004	2003	2002
Dividend yield	None	None	None
Expected volatility	83.8%	55.8%	93.8%
Average risk free interest rate	4.25%	1.56%	1.36%
Average expected lives	9.3 years	6.9 years	6.8 years

        k) Restructuring Charges

        The Company accounts for restructuring charges in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and SFAS No. 144. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.

        l) Earnings (Loss) Per Share

        Basic earnings (loss) per common share and diluted earnings (loss) per common share are presented in accordance with SFAS No. 128, Earnings per Share. Basic earnings (loss) per common share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings (loss) per common share incorporates the incremental shares issuable upon the assumed exercise of stock options and warrants and upon the assumed conversion of the Company's preferred stock, if dilutive. Certain stock options, stock warrants, and convertible securities were excluded because their effect was antidilutive. The total numbers of such shares excluded from diluted earnings (loss) per common share are 7,799,763, 7,443,299 and 1,336,825 for the years ended December 31, 2004, 2003 and 2002, respectively.

        The following table indicates the calculation of earnings per share related to continuing operations for the year ended December 31, 2002:

Year ended December 31, 2002:
Income from continuing operations	$453,596
Less: preferred stock dividend	(1,952,892)
Plus: redemption of Series C Preferred Stock in exchange transaction (see Note 12)	16,973,040

Basic Earnings per Common Share
Income from continuing operations attributable to common stockholders	15,473,744	22,154,861	$0.70

Effect of Dilutive Securities
Options and warrants	—	3,331,275
Convertible preferred stock	(15,020,148)	3,746,432

Diluted Earnings Per Common Share
Net income attributable to common stockholders plus assumed conversions	$453,596	29,232,568	$0.02

        m) New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 Revised, Share-Based Payment ("SFAS No. 123R"), which will replace SFAS No. 123 and supersede APB Opinion No. 25. SFAS No. 123R will require compensation cost related to share-based payment transactions to be recognized in the consolidated financial statements. As permitted by SFAS No. 123, the Company currently follows the guidance of APB Opinion No. 25, which allows the use of the intrinsic value method of accounting to value share-based payment transactions with employees. SFAS No. 123R requires measurement of the cost of share-based payment transactions to employees at the fair value of the award on the grant date and recognition of expense over the requisite service or vesting period. SFAS No. 123R allows implementation using a modified version of prospective application, under which compensation expense for the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. SFAS No. 123R also allows companies to implement it by restating previously issued financial statements, basing the amounts on the expense previously calculated and reported in their pro forma footnote disclosures required under SFAS No. 123. The Company will adopt SFAS No. 123R using the modified prospective method beginning January 1, 2006. The impact of adopting SFAS No. 123R on the Company's consolidated results of operations is not expected to differ materially from the pro forma disclosures currently required by SFAS No. 123.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets. This statement addresses the fair value concepts contained in APB Opinion No. 29, Accounting for

Nonmonetary Transactions which included certain exceptions to the concept that exchanges of similar productive assets should be recorded at the carrying value of the asset relinquished. SFAS No. 153 eliminates that exception and replaces it with a general exception for exchanges of nonmonetary assets that lack commercial substance. Only nonmonetary exchanges in which an entity's future cash flows are expected to significantly change as a result of the exchange will be considered to have commercial substance. SFAS No. 153 must be applied to nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of SFAS No. 153 is not expected to have a significant effect on the Company's financial position, results of operations or cash flows.

        The FASB issued two final FASB Staff Positions ("FSPs") addressing the financial accounting for certain provisions of the American Jobs Creation Act of 2004 (the "Act"). A provision of the Act allows taxpayers a deduction equal to a percentage of the lesser of the taxpayer's qualified domestic production activities income or taxable income, subject to a limitation of 50% of annual wages paid. FSP 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, addresses whether the qualified domestic production activities should be treated as a special deduction or a rate reduction under SFAS No. 109.

        Additionally, another provision of the Act provides taxpayers a special, one-time 85% dividend received deduction for certain foreign earnings that are repatriated in either a company's first taxable year beginning on or after the date of the Act's enactment or the last taxable year beginning before such date. Some companies have requested that clarification be provided on certain aspects of the repatriation provisions of the Act. Until these clarifications are made, the Company is unable to conclude whether it will repatriate earnings or how much that repatriation will be.

(3)    Restructuring Charges

        In November 2004, the Company commenced a restructuring program, engineered to accelerate the integration of its businesses and improve the Company's overall profitability. During the first half of 2005, the Company will consolidate its corporate headquarters and the domestic and international divisional headquarters into one central management facility in Seattle, Washington. This streamlining will eliminate unnecessary duplication of efforts as well as provide a much more cohesive day to day management coordination capability. In addition, the restructuring initiative includes the rationalization of technology systems, personnel and facilities. In connection with this plan, the Company recorded pre-tax restructuring charges of $4,368,250 for the year ended December 31, 2004. The pre-tax restructuring charges are composed of:

	Restructuring Charges	Non-Cash Charges	Cash Payments	Liability Balance, December 31, 2004
Systems	$3,556,134	$(3,556,134)	$—	$—
Personnel	666,408	—	—	666,408
Lease terminations:
Building	75,229	—	—	75,229
Truck	70,479	—	(70,479)	—

	$4,368,250	$(3,556,134)	$(70,479)	$741,637

        The systems charges relate to impairment of the Company's corporate freight software systems in 2004 which were in development. The personnel charges relate to corporate contractual obligations incurred in 2004 with certain former executives. The lease terminations relate to vacating certain Domestic facilities in 2004 and the cancellation of truck leases in 2004. Except for the systems charges, all restructuring charges will result in cash outflows. The Company expects to complete its restructuring activities by the end of the second quarter of 2005 and anticipates that additional costs of approximately $3,000,000 will be incurred.

(4)    Discontinued Operations

        On December 28, 2001, the Board of Directors approved a plan to dispose of all of the assets related to the Company's former business of investing in early-stage technology companies, since these investments were incompatible with the Company's current strategy of building a global integrated logistics services organization. Therefore, for financial reporting purposes, results of operations and cash flows of the former business have been segregated from those of the continuing operations and are presented in the Company's consolidated financial statements as discontinued operations. The Company never recognized any revenue from its former business model. At December 31, 2004 and 2003, there were no assets or liabilities of the discontinued operations remaining on the Company's consolidated balance sheets.

        During the second quarter of 2003, the Company recorded a liability for $135,000 related to services rendered in 2000 by a consultant. The liability was satisfied in the third quarter of 2003 through the issuance of common stock. Also during the second quarter of 2003, a subtenant defaulted on the payment of sublease rentals related to a property occupied by the Company's former business. The Company recorded a liability for the remaining rental payments and recognized a loss of approximately $239,000. During the fourth quarter of 2003, the Company entered into a new sublease agreement and reduced the rental liability by approximately $92,000, which represents the amount of rentals to be received under the new agreement. The total loss recognized related to discontinued operations in 2003, net of income taxes, amounts to approximately $263,000, and is reflected as loss from discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2003.

        The Company settled the suit brought by Emergent Capital Investment LLC in the United States District Court for the Southern District of New York in exchange for the payment by the Company of $50,000. The settlement, net of insurance recoveries amounting to $25,000, is included in loss from discontinued operations in the consolidated statement of operations for the year ended December 31, 2004.

(5)    Acquisitions

        On February 9, 2004, the Company acquired, through its indirect wholly-owned subsidiary, Stonepath Holdings (Hong Kong) Limited, a 55% interest in Shaanxi Sunshine Cargo Services International Co., Ltd. ("Shaanxi"). Shaanxi is a Class A licensed freight forwarder headquartered in Shanghai, PRC and provides a wide range of customized transportation and logistics services and supply chain solutions, including global freight forwarding, warehousing and distribution, shipping services and special freight handling. As consideration for the purchase, which was effective as of March 1, 2004, the Company paid $5,500,000 consisting of $3,500,000 in cash, financed through its revolving credit agreement, and $2,000,000 of the Company's common stock. The common shares issued in the transaction are subject to a one-year restriction on sale and are subject to a pro rata forfeiture based upon a formula that compares the actual pre-tax income of Shaanxi through December 31, 2004 with the targeted level of income of $4,000,000 (on an annualized basis). Also, if the trading price of the Company's common stock is less than $3.17 per share at the end of the one-year restriction, the Company will issue up to 169,085 additional shares to the seller. Because the common shares issued in connection with this transaction are subject to forfeiture, they are accounted for as contingent consideration. When the number of common shares to be retained by the seller is ultimately determined, such shares will be valued at their then fair value and will result in additional goodwill being recorded. Based upon the actual pre-tax income through December 31, 2004, the seller forfeited 37,731 shares of common stock. As provided for in the purchase agreement, the amount of $119,608, which represents the original fair value of the forfeited shares at the date of acquisition, will be added ratably to the future earn-outs. Because the quoted market price of the Company's common stock was less than $3.17 on February 9, 2005, the Company will issue 158,973 additional shares of its common stock. As of February 9, 2005, the Company has issued 752,157 shares of its common stock in connection with this transaction. The Company will record additional goodwill amounting to $752,157 in the first quarter of 2005. The seller may receive additional consideration of up to $5,619,608 under an earn-out arrangement payable at the rate of $1,100,000 in the first year and $1,254,902 per year over the next four years based on the future financial performance of Shaanxi.

        In addition, the Company agreed to pay the seller 55% of Shaanxi's accounts receivable balances, net of assumed liabilities (the "Effective Date Net Accounts Receivable"), existing on the date of acquisition realized in cash within 180 days following the acquisition with a targeted distribution date in August 2004. Effective September 20, 2004, the Company amended the purchase agreement for a change in the settlement date from August 2004 to an initial payment of $1,045,000 on or before November 15, 2004, and the final payment of $868,000 on or before March 31, 2005. The amendment also fixed the date of distribution for collections in cash after the initial 180 day working capital assessment period from being due when collected to March 31, 2005. On March 21, 2005, the Company and the seller entered into a financing arrangement whereby the amount due on March 31, 2005 would become subject to a note payable due March 31, 2006 with interest at 10% per annum. Due to this financing arrangement, the balance due to the seller amounting to $1,897,539 is included in other long-term liabilities in the consolidated balance sheet at December 31, 2004.

        The acquisition, which significantly enhances the Company's presence in the region, was accounted for as a purchase and accordingly, the results of operations and cash flows of Shaanxi have been included in the Company's consolidated financial statements prospectively from the date of acquisition. Because the Company consolidates its foreign subsidiaries on a one-month lag, such information has been reflected in the consolidated statement of operations effective for the period from March 1, 2004 through November 30, 2004. At December 31, 2004, the total purchase price, including acquisition expenses of $269,000, but excluding the contingent consideration, was $6,650,000. The following table summarizes the allocation of the purchase price based on the fair value of the assets acquired and liabilities assumed at March 1, 2004 (in thousands):

Current assets	$15,090
Furniture and equipment	157
Goodwill	2,161
Other intangible assets	1,453

Total assets acquired	18,861
Current liabilities assumed	(9,727)
Minority interest	(2,484)

Net assets acquired	$6,650

        The acquired intangible assets have a weighted average life of 6.6 years. The intangible assets include a customer related intangible of $1,112,100 with a 7.1 year life and a covenant-not-to-compete of $341,000 with a five year life. The $2,161,100 of goodwill was assigned to the Company's International Services business unit and is not deductible for income tax purposes.

        The following unaudited pro forma information is presented as if the acquisition of Shaanxi had occurred on December 1, 2002, using the one-month lag consolidation policy (in thousands, except earnings per share):

	Year ended December 31,
	2004	2003
Total revenue	$391,637	$287,785
Loss from continuing operations	(12,245)	(56)
Net loss	(12,295)	(56)
Earnings per share:
Basic	$(0.31)	$(0.01)
Diluted	$(0.31)	$(0.01)

(6)    Acquired Intangible Assets

        Information with respect to acquired intangible assets is as follows:

	December 31,
	2004		2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:
Customer related	$11,042,100	$4,813,229	$8,970,000	$2,923,033
Covenants-not-to-compete	1,506,000	654,885	1,119,000	390,074

Total	$12,548,100	$5,468,114	$10,089,000	$3,313,107

Aggregate amortization expense:
For the year ended December 31, 2004		$2,282,887
For the year ended December 31, 2003		1,615,662
For the year ended December 31, 2002		1,404,778
Estimated aggregate amortization expense:
For the year ended December 31, 2005		$1,859,000
For the year ended December 31, 2006		1,547,000
For the year ended December 31, 2007		1,254,000
For the year ended December 31, 2008		931,000
For the year ended December 31, 2009		607,000

(7)    Technology, Furniture and Equipment

       Technology, furniture and equipment consists of the following:

	December 31,
	2004	2003
Furniture and office equipment	$6,105,146	$3,396,048
Computer software	3,845,479	5,006,495
Leasehold improvements	1,037,696	593,425
Vehicles	241,179	62,334

	11,229,500	9,058,302
Less: accumulated depreciation	(3,633,641)	(1,995,346)

	$7,595,859	$7,062,956

(8)    Credit Facilities

        In May 2002, the Company secured a $15,000,000 revolving credit facility (the "U.S. Facility") which was increased to $20,000,000 during 2003 and to $25,000,000 in 2004. The U.S. Facility is collateralized by accounts receivable and other assets of the Company and its subsidiaries. Under the original U.S. Facility, the Company had the option to elect to pay interest at a rate equal to LIBOR plus 2.25% or the prime rate. The Company also paid a commitment fee of 0.5% per annum on the average unused balance of the U.S. Facility. The Company could use advances under the U.S. Facility to finance future acquisitions, capital expenditures or other corporate purposes. Borrowings under the original U.S. Facility could be limited based upon measures of the Company's cash flow, as well as a covenant that limited funded debt (the "Funded Debt Covenant") to a multiple of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") generated from the operations of the United States subsidiaries. At December 31, 2004, the outstanding balance on the U.S. Facility was $13,911,700; based on available collateral and an outstanding $150,000 letter of credit commitment, there was $7,565,700 available for borrowing under the U.S. Facility.

        On July 28, 2004, the Company amended its U.S. Facility to provide a bridge loan with a principal amount of $5,000,000, a term of 120 days and interest at 200 basis points above the prime rate. The amendment modified certain financial covenants, including but not limited to, cash flow coverage ratio test, funded debt limitations and domestic and worldwide funded debt to consolidated EBITDA. The Company borrowed the full $5,000,000 available under the bridge loan on August 24, 2004 and subsequently repaid the bridge loan facility by November 26, 2004.

        The Company restated its consolidated financial statements as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, which resulted in the technical default of certain financial covenants of the U.S. Facility, as amended. These defaults were waived and the Company entered into a further amended revolving credit facility, dated November 17, 2004. This amendment reduced the U.S. Facility term from May 15, 2007 to January 31, 2006, reduced the maximum availability under the U.S. Facility from $25,000,000 to $22,500,000, established minimum quarterly EBITDA targets for the Company and defined segments commencing in the quarter ended December 31, 2004, precluded acquisitions, eliminated LIBOR based borrowings, fixed the interest rate at the lender's prime rate plus 200 basis points and imposed semi-annual fees of approximately $125,000, among other changes to the agreement. At December 31, 2004, the Company was in default of the EBITDA target for the quarter ended December 31, 2004, and, as a result of a cross default provision, the Company was in default of its Master Lease Agreement dated June 6, 2003. On March 16, 2005, these defaults were waived by the lender and lessor; however, future lease payments to July 1, 2006 under the Master Lease Agreement have been accelerated to March 31, 2005. Accordingly, the consolidated balance sheet at December 31, 2004 reflects all future payments under the Master Lease Agreement as current liabilities. See also Note 18 for additional information about the U.S. Facility.

        Effective October 27, 2004, a subsidiary of the Company, Stonepath Holdings (Hong Kong) Limited ("Asia Holdings") entered into a Term Credit Agreement with Hong Kong Central League Credit Union (the "Lender") and SBI Advisors, LLC, as agent for the Lender. The Term Credit Agreement provides Asia Holdings with the right to borrow an initial amount of $3,000,000 and up to an additional $7,000,000 upon the satisfaction of certain conditions. The obligations of Asia Holdings under the Term Credit Agreement are secured by floating charges on the foreign accounts receivable of three of its subsidiaries, Planet Logistics Express (Singapore) Pte. Ltd., GLink Express (Singapore) Pte. Ltd., and Stonepath Logistics (Hong Kong) Limited. Asia Holdings borrowed $3,000,000 on November 4, 2004 and $2,000,000 on February 16, 2005. There is no assurance that the remaining $5,000,000 will be available to Asia Holdings under the Term Credit Agreement. All borrowings under the Term Credit Agreement bear interest at an annual rate of 15% and must be repaid on or before November 4, 2005. The obligation to repay the borrowings under the Term Credit Agreement may be accelerated by the Lender upon the occurrence of events of default customary for loan transactions. Stonepath Group, Inc. has guaranteed the obligations of Asia Holdings under the Term Credit Agreement. The outstanding balance on the Term Credit Agreement was $3,000,000 at December 31, 2004.

        During the year ended December 31, 2004 and 2003, the Company incurred interest costs of $701,391 and $189,359, respectively, of which $61,900 and $47,500, respectively, was capitalized.

(9)    Income Taxes

        Deferred tax assets and liabilities are determined based upon the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as well as for operating and capital loss carryforwards, using the current enacted tax rates. Deferred income tax assets and liabilities are classified as current and noncurrent based on the financial reporting classification of the related assets and liabilities that give rise to the temporary difference. The tax effects of temporary differences that give rise to the Company's deferred tax accounts are as follows:

	December 31,
	2004	2003
Deferred tax assets:
Accruals	$527,000	$191,000
Equity in losses of affiliate companies	373,000	384,000
Depreciation and amortization	422,000	616,000
Deferred compensation and warrants	1,403,000	3,044,000
Capital loss carryforward	2,137,000	2,201,000
Federal and state deferred tax benefits arising from net operating loss carryforwards	18,220,000	9,550,000

Total gross deferred tax assets	23,082,000	15,986,000
Less: valuation allowance	(23,082,000)	(15,986,000)

Net total deferred tax assets	—	—

Deferred tax liabilities:
Amortization of goodwill for tax purposes	(1,600,900)	(985,600)
Foreign taxes	(50,000)	(50,000)

Total gross deferred tax liabilities	(1,650,900)	(1,035,600)

Net deferred tax liabilities	$(1,650,900)	$(1,035,600)

        The Company has not recorded deferred income taxes on the undistributed earnings of its foreign subsidiaries because it is management's intention to reinvest such earnings for the foreseeable future. At December 31, 2004, the undistributed earnings of the foreign subsidiaries amounted to approximately $2,268,000. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings.

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income, management believes that a valuation allowance against the gross deferred tax assets is appropriate.

        The net change in the valuation allowance for the years ended December 31, 2004 and 2003 was an increase of $7,096,000 and a decrease of $6,042,000, respectively. The increase in 2004 was principally due to the increase in the amount of the deferred tax asset related to the Company's net operating loss carryforward. The decrease in 2003 was principally due to a reduction in the amount of the deferred tax asset related to stock-based compensation. As of December 31, 2004, the Company had net operating loss carryforwards for federal and state income tax purposes amounting to approximately $47,000,000 and $50,000,000, respectively. The federal net operating loss carryforwards expire beginning 2018 through 2024, and the state net operating loss carryforwards expire beginning in 2005. The use of certain net operating losses may be subject to annual limitations based on changes in the ownership of the Company's common stock, as defined by Section 382 of the Internal Revenue Code.

        Income tax expense attributable to continuing operations is as follows:

	Years ended December 31,
	2004	2003	2002
Current:
Federal	$—	$—	$—
State	109,337	40,000	30,000
Foreign	1,671,175	121,086	1,877

	1,780,512	161,086	31,877

Deferred:
Federal	572,600	448,800	309,500
State	42,700	76,000	79,800
Foreign	—	50,000	—

	615,300	574,800	389,300

	$2,395,812	$735,886	$421,177

        In addition to the amounts reflected above, an income tax benefit of approximately $19,000 has been allocated to discontinued operations for the year ended December 31, 2003.

        The following table reconciles income taxes based on the U.S. statutory tax rate to the Company's income tax expense related to continuing operations.

	Years ended December 31,
	2004	2003	2002
Tax at statutory rate	34.0%	34.0%	34.0%
Amortization of goodwill	(6.2)	112.0	35.4
Change in valuation allowance	(50.7)	22.5	(44.0)
State taxes	(1.3)	29.0	12.5
Effect of tax rates of foreign subsidiaries	(0.7)	(39.1)	(0.2)
Non-deductible items	(1.1)	25.3	10.4

Income tax expense	(26.0)%	183.7%	48.1%

(10)    Commitments

Employment Agreements

        At December 31, 2004, the Company had employment agreements with three of its officers for an aggregate annual base salary of $810,000 plus bonus and increases in accordance with the terms of the agreements. The contracts are for varying terms through October 2009.

Leases

        The Company leases equipment, office and warehouse space under operating leases expiring at various times through 2010. During 2004, the Company entered into various capital leases aggregating $458,409 for certain equipment utilized in its Domestic Services segment. During 2003, the Company entered into a capital lease for certain technology and hardware related to its Tech-Logis™project. Total rent expense for the years ended December 31, 2004, 2003 and 2002 was $9,150,000, $7,451,000 and $4,750,000, respectively. Future minimum lease payments are as follows:

	Operating Leases
Year ending December 31,	Third-party	Related Party	Total	Capital Lease
2005	$8,578,000	$94,000	$8,672,000	$914,491
2006	5,792,000	—	5,792,000	604,507
2007	3,862,000	—	3,862,000	85,891
2008	2,868,000	—	2,868,000	—
2009	1,952,000	—	1,952,000	—
Thereafter	1,516,000	—	1,516,000	—

Total minimum lease payments	$24,568,000	$94,000	$24,662,000	1,604,888

Less: Amount representing interest				94,427

Present value of minimum lease payments				1,510,461
Less: Current portion of capital lease obligation				1,510,461

Long-term portion of capital lease obligation				$—

        Property under capital leases consists of the following:

	December 31,
	2004	2003
Software	$—	$2,049,638
Equipment	458,409	—
Accumulated amortization	(119,397)	—

	$339,012	$2,049,638

Employee Benefit Plan

        The Company sponsors voluntary defined contribution savings plans covering all U.S. employees. Company contributions are discretionary. For the years ended December 31, 2004, 2003 and 2002, total Company contributions amounted to $629,000, $547,000 and $260,000, respectively.

(11)    Contingencies

Acquisition Agreements

        Assuming minimum pre-tax income levels are achieved by the acquired companies, the Company will be required to make future contingent consideration payments by April 1 of the respective year as follows (in thousands)(1)(2):

	2006	2007	2008	2009	Total
Earn-out payments:
Domestic	$8,050	$2,500	$2,500	$—	$13,050
International	5,131	5,503	3,769	3,417	17,820

Total earn-out payments	$13,181	$8,003	$6,269	$3,417	$30,870

Prior year pre-tax earnings targets(3)
Domestic	$12,306	$3,500	$3,500	$—	$19,306
International	12,446	13,502	8,840	7,723	42,511

Total pre-tax earnings targets	$24,752	$17,002	$12,340	$7,723	$61,817

Domestic	65.4%	71.4%	71.4%	—	67.6%
International	41.2%	40.8%	42.6%	44.2%	41.9%
Combined	53.3%	47.1%	50.8%	44.2%	49.9%

(1)
Excludes the impact of prior year's pre-tax earnings carryforwards (excess or shortfalls versus earnings targets)

(2)
During the 2005-2008 earn-out period, there is an additional contingent obligation related to tier-two earn-outs that could be as much as $18,000,000 if certain of the acquired companies generate an incremental $37,000,000 in pre-tax earnings.

(3)
Aggregate pre-tax earnings targets as presented here identify the uniquely defined earnings targets of each acquisition and should not be interpreted to be the consolidated pre-tax earnings of the Company which would give effect for, among other things, amortization or impairment of intangible assets created in connection with each acquisition or various other expenses which may not be charged to the operating groups for purposes of calculating earn-outs.

Legal Proceedings

        The Company was named as a defendant in eight purported class action complaints filed in the United States Court for the Eastern District of Pennsylvania between September 24, 2004 and November 19, 2004. Also named as defendants in these lawsuits were officers Dennis L. Pelino and Thomas L. Scully and former officer Bohn H. Crain. These cases have now been consolidated for all purposes in that Court under the caption In re Stonepath Group, Inc. Securities Litigation, Civ. Action No. 04-4515 and the lead plaintiff, Globis Capital Partners, LP, filed an amended complaint in February 2005. The lead plaintiff seeks to represent a class of purchasers of the Company's shares between March 29, 2002 and September 20, 2004, and allege claims for securities fraud under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. These claims are based upon the allegation that certain public statements made during the period from March 29, 2002 through September 20, 2004 were materially false and misleading because they failed to disclose that the Company's Domestic Services operations had improperly accounted for accrued purchased transportation costs. The plaintiffs are seeking compensatory damages, attorneys' fees and costs, and further relief as may be determined by the Court. The Company and the individual defendants believe that the plaintiffs' claims are without merit and intend to vigorously defend against them.

        The Company has been named as a nominal defendant in a shareholder derivative action on behalf of the Company that was filed on October 12, 2004 in the United States District Court for the Eastern District of Pennsylvania under the caption Ronald Jeffrey Neer v. Dennis L. Pelino, et al., Civ. A. No. 04-cv-4971. Also named as defendants in the action are all of the individuals who were serving as directors of the Company when the complaint was filed (Dennis L. Pelino, J. Douglass Coates, Robert McCord, David R. Jones, Aloysius T. Lawn and John H. Springer), former directors Andrew Panzo, Lee C. Hansen, Darr Aley, Stephen George, Michela O'Connor-Abrams and Frank Palma, officer Thomas L. Scully and former officers Bohn H. Crain and Stephen M. Cohen. The derivative action alleges breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violations of the Sarbanes-Oxley Act of 2002. These claims are based upon the allegation that the defendants knew or should have known that the Company's public filings for fiscal years 2001, 2002 and 2003 and for the first and second quarters of fiscal year 2004, and certain press releases and public statements made during the period from January 1, 2001 through August 9, 2004, were materially misleading. The complaint alleges that the statements were materially misleading because they understated the Company's accrued purchase transportation liability and related costs of transportation in violation of generally accepted accounting principles and they failed to disclose that the Company lacked internal controls. The derivative action seeks compensatory damages in favor of the Company, attorneys' fees and costs, and further relief as may be determined by the Court. The defendants believe that this action is without merit, have filed a motion to dismiss this action, and intend to vigorously defend themselves against the claims raised in this action.

        On October 22, 2004, Douglas Burke filed a two-count action against United American Acquisitions, Inc. ("UAF"), Stonepath Logistics Domestic Services, Inc., and the Company in the Circuit Court for Wayne County, Michigan. Mr. Burke is the former President and Chief Executive Officer of UAF. The Company purchased the stock of UAF from Mr. Burke on May 30, 2002 pursuant to a Stock Purchase Agreement. At the closing of the transaction Mr. Burke received $5,100,000 and received the right to receive an additional $11,000,000 in four annual installments based upon UAF's performance in accordance with the Stock Purchase Agreement. Subject to the purchase, Stonepath Logistics Domestic Services, Inc. and Mr. Burke entered into an Employment Agreement. Mr. Burke's complaint alleges that the defendants breached the terms of the Employment Agreement and Stock Purchase Agreement and seeks, among other things, the production of financial information, unspecified damages, attorney's fees and interest. The defendants believe that Mr. Burke's claims are without merit and intend to vigorously defend against them. In addition, the Company is seeking $456,000 in excess earn-out payments that were paid to Mr. Burke.

        The Company has received notice that the Securities and Exchange Commission (the "Commission") is conducting an informal inquiry to determine whether certain provisions of the federal securities laws have been violated in connection with the Company's accounting and financial reporting. As part of the inquiry, the staff of the Commission has requested information relating to the restatement amounts, personnel at the Air Plus subsidiary and Stonepath Group, Inc. and additional background information for the period from October 5, 2001 to December 2, 2004. The Company is voluntarily cooperating with the staff.

        By letter dated March 25, 2005, the court-appointed receiver (the "Receiver") of Lancer Management Group, LLC and certain related parties asserted that he has determined that payments made by Lancer Partners, L.P. totaling $3,000,000 and payments made by related entities totaling $5,349,000 were avoidable as fraudulent transfers. Lancer Partners, L.P. and certain related entities purchased securities of the Company in past private placement transactions. The letter provides no basis for the Receivers's determination and seeks evidence from the Company establishing that the payments were not avoidable or the payment of $8,349,000. The Company is in the process of reviewing the transactions identified in the Receiver's letter.

        The Company is not able to predict the outcome of any of the foregoing actions at this time, since each action is in an early stage. An adverse determination in any of those actions could have a material and adverse effect on the Company's financial position, results of operations and/or cash flows.

        The Company settled the suit brought by Emergent Capital Investment LLC in the United States District Court for the Southern District of New York in exchange for the payment by the Company of $50,000. The settlement, net of insurance recoveries amounting to $25,000, is included in loss from discontinued operations in the consolidated statement of operations for the year ended December 31, 2004.

        On May 6, 2003, the Company elected to settle litigation instituted on August 20, 2000 by Austost Anstalt Schaan, Balmore Funds, S.A. and Amro International, S.A. Although the Company believed that the plaintiffs' claims were without merit, the Company chose to settle the matter in order to avoid future litigation costs and to mitigate the diversion of management's attention from operations. The total settlement costs of $787,500, paid $437,500 in cash and $350,000 in shares of the Company's common stock, are included in litigation and nonrecurring costs in the accompanying consolidated statement of operations for the year ended December 31, 2003.

        The Company is also involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of those matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. No accruals have been established for any pending legal proceedings.

(12)    Stockholders' Equity

        The Company has two classes of authorized stock: common stock and preferred stock.

a) Common Stock

        The Company is authorized to issue 100,000,000 shares of common stock, par value $.001 per share. The holders of common stock are entitled to one vote per share and are entitled to dividends as declared.

Dividends are subject to the preferential rights of the holders of the Company's preferred stock. The Company has never declared dividends on its common stock.

        In March 2003, the Company completed a private placement of 4,470,000 shares of its common stock at a price of approximately $1.35 per share realizing gross proceeds of $6,072,500. This placement yielded net proceeds of $5,512,468 for the Company, after the payment of placement agent fees and other out-of-pocket costs associated with the placement.

        In October 2003, the Company completed a private placement of 5,983,500 shares of its common stock at a price of $2.20 per share realizing gross proceeds of $13,163,700. This placement yielded net proceeds of $12,552,947 for the Company, after the payment of placement agent fees and other out-of-pocket costs associated with the placement.

        On February 9, 2004 the Company filed a shelf registration statement with the Commission. This registration statement, filed on Form S-3, had been declared effective, and permitted the Company to sell, in one or more public offerings, shares of common stock, preferred stock, or warrants for proceeds of up to an aggregate amount of $50,000,000. In view of the Company's late filing of its Form 10-Q for the three and nine month periods ending September 30, 2004, the aforementioned Form S-3 is not available for use by the Company at this time.

b) Preferred Stock

        The Company's Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, par value $.001 per share, that may be issued in one or more series and with such terms as may be determined by the Board of Directors. At December 31, 2004, there are no preferred shares of any series outstanding.

  Series C Preferred Stock

        In March 2000, the Company completed a private placement transaction in which it issued 4,166,667 shares of Series C Preferred Stock and warrants to purchase 416,667 additional shares of common stock for aggregate gross proceeds of $50,000,000.

        The terms of the Series C Preferred Stock initially required the Company to use the proceeds from this offering solely for investments in early stage Internet companies. In February 2001, the Company received consents (the "Consents") from the holders of more than two-thirds of its issued and outstanding shares of Series C Preferred Stock to modify this restriction to permit it to use the proceeds to make any investments in the ordinary course of business, as from time-to-time determined by the Board of Directors, or for any other business purpose approved by the Board of Directors.

        In exchange for the Consents, the Company agreed to a private exchange transaction (the "Exchange Transaction") in which it would issue to the holders of the Series C Preferred Stock as of July 18, 2002 (the "conversion date"), additional warrants to purchase up to a maximum of 2,692,195 shares of common stock at an exercise price of $1.00 per share, and reduce the per share exercise price from $26.58 to $1.00 for 307,805 existing warrants owned by the holders of the Series C Preferred Stock. As a condition to receiving the additional warrants and having their existing warrants re-priced, the holders of the Series C

Preferred Stock agreed to convert their shares of preferred stock into shares of common stock on the conversion date.

        At the request of the largest holder of Series C Preferred Stock (because of legal limitations in its governing instruments which prevented it from holding investments in common stock), the Company expanded the Exchange Transaction to include an additional alternative. Holders of the Series C Preferred Stock as of the conversion date were provided with the alternative of exchanging the common stock issuable upon conversion of the Series C Preferred Stock, the additional warrants and re-priced warrants, for shares of a newly designated Series D Convertible Preferred Stock.

        As a result of the exercise of these rights by the holders of the Series C Preferred Stock, as of July 19, 2002, all of the Company's shares of Series C Preferred Stock, representing approximately $44,600,000 in liquidation preferences, together with warrants to purchase 307,805 shares of the Company's common stock, were surrendered and retired in exchange for a combination of securities consisting of:

  •
  1,911,071 shares of common stock;

  •
  1,543,413 warrants to purchase common stock at an exercise price of $1.00; and

  •
  360,745 shares of Series D Convertible Preferred Stock.

        The 1,911,071 shares of common stock and the 1,543,413 warrants to purchase shares of common stock at an exercise price of $1.00 were issued in exchange for 1,911,071 shares of Series C Preferred Stock and warrants to purchase 158,349 shares of the Company's common stock at an exercise price of $26.58 per share. The exchange of the common stock for the Series C Preferred Stock was accounted for as a conversion of the Series C Preferred Stock pursuant to its terms. The estimated fair value of the additional warrants and the re-priced warrants had been previously recorded by the Company in 2001 as a dividend, so no further amount was recorded in 2002.

        The remaining 1,803,725 shares of Series C Preferred Stock were converted into 1,803,725 shares of common stock. In addition, the Company issued 1,307,130 additional warrants to purchase shares of common stock at an exercise price of $1.00 per share and re-priced 149,457 warrants to purchase shares of the Company's common stock (the re-priced warrants were re-priced from an exercise price of $26.58 per share to an exercise price of $1.00 per share). The common stock, additional warrants and re-priced warrants were then immediately surrendered by the holders in exchange for 360,745 shares of Series D Convertible Preferred Stock.

        EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, indicates that the excess of the carrying amount of preferred stock over the fair value of the consideration transferred to the holders of the preferred stock should be added to net income. The Series C Preferred Stock which was converted into Series D Convertible Preferred Stock had a carrying value of approximately $21,645,000. The Company obtained an independent appraisal which valued the Series D Convertible Preferred Stock at approximately $4,672,000. The excess of the carrying value of the Series C Preferred Stock over the fair value of the Series D Convertible Preferred Stock was added to net income for purposes of computing net income attributable to common stockholders for the year ended December 31, 2002. The Exchange Transaction had no effect on the cash flows of the Company.

        The holders of the Series C Preferred Stock earned 162,741 additional shares of Series C Preferred Stock from payment of preferred stock dividends during the year ended December 31, 2002.

Series D Convertible Preferred Stock

        Each share of the Series D Convertible Preferred Stock was convertible into ten shares of common stock of the Company. The conversion terms were negotiated to be similar to the terms of the Exchange Transaction. During the years ended December 31, 2004 and 2003, 310,477 shares and 50,265 shares, respectively, of Series D Convertible Preferred Stock were converted into 3,104,770 shares and 502,650 shares, respectively, of common stock of the Company.

Preferred Stock Dividends

        For the year ended December 31, 2002, the components of the preferred stock dividends were as follows:

Series C Preferred Stock dividend payable in kind	$(1,952,892)
Non-cash credit: excess of carrying value of Series C Preferred Stock over the fair value of Series D Convertible Preferred Stock	16,973,040

$15,020,148

c) Deferred Stock-Based Compensation

        The Company records deferred compensation when it makes restricted stock awards or compensatory stock option grants to employees and consultants. In the case of stock option grants to employees, the amount of deferred compensation initially recorded is the difference, if any, between the exercise price and quoted market value of the common stock on the date of grant. Such deferred compensation is fixed and remains unchanged for subsequent increases or decreases in the market value of the Company's common stock. In the case of options granted to consultants, the amount of deferred compensation recorded is the fair value of the stock options on the grant date as determined using a Black-Scholes valuation model. The Company records deferred compensation as a reduction to stockholders' equity and an offsetting increase to additional paid-in capital. The Company then amortizes deferred compensation into stock-based compensation expense over the performance period, which typically coincides with the vesting period of the stock-based award of three to four years.

        The components of deferred compensation are as follows:

	Employees	Consultants	Total
Balance at January 1, 2002	$211,638	$—	$211,638
Deferred compensation recorded	—	3,193	3,193
Amortization to stock-based compensation	(95,232)	(3,193)	(98,425)

Balance at December 31, 2002	116,406	—	116,406
Amortization to stock-based compensation	(95,232)	—	(95,232)

Balance at December 31, 2003	21,174	—	21,174
Deferred compensation recorded	—	70,000	70,000
Amortization to stock-based compensation	(21,174)	(38,700)	(59,874)

Balance at December 31, 2004	$—	$31,300	$31,300

        Stock-based compensation is included in personnel costs in the accompanying consolidated statements of operations.

(13)    Stock Options and Warrants

a) Stock Options

        The Amended and Restated Stonepath Group, Inc. 2000 Stock Incentive Plan, (the "Stock Incentive Plan") covers 15,000,000 shares of common stock. Under its terms, employees, officers and directors of the Company and its subsidiaries are currently eligible to receive non-qualified and incentive stock options and restricted stock awards. Options granted generally vest over three to four years and expire ten years following the date of grant. The Board of Directors or a committee thereof determines the exercise price of options granted.

        The following summarizes the Company's stock option activity and related information:

	Shares	Range of exercise prices	Weighted average exercise price
Outstanding at January 1, 2002	6,282,883	$0.50–17.50	$1.47
Granted	3,648,000	1.30–2.30	1.37
Exercised	(409,583)	0.50–1.00	0.96
Expired	(74,400)	0.70–1.58	0.98

Outstanding at December 31, 2002	9,447,300	0.50–17.50	1.46
Granted	1,862,100	1.53–2.85	1.95
Exercised	(307,916)	0.70–1.30	1.04
Expired	(273,600)	9.27–10.00	9.27
Cancelled	(123,750)	1.21–2.00	1.34

Outstanding at December 31, 2003	10,604,134	0.50–17.50	1.36
Granted	3,774,700	0.75–3.75	2.25
Exercised	(2,089,094)	0.60–1.38	0.85
Expired	(24,000)	2.50	2.50
Cancelled	(859,556)	1.30–2.85	1.89

Outstanding at December 31, 2004	11,406,184	$0.50–17.50	$1.70

        The following table summarizes information about options outstanding and exercisable as of December 31, 2004:

	Outstanding Options
				Exercisable Options
		Weighted Average Remaining Contractual Life
Range of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.50–$1.00	3,895,334	7.0 years	$0.79	3,157,833	$0.80
$1.01–$2.00	4,189,619	7.5 years	1.47	2,863,412	1.45
$2.01–$4.00	3,248,031	7.8 years	2.78	1,922,950	2.72
$6.38	10,000	4.5 years	6.38	10,000	6.38
$17.50	63,200	2.7 years	17.50	63,200	17.50

Total	11,406,184	7.4 years	$1.70	8,017,395	$1.63

        On October 5, 2001, February 28, 2002 and July 3, 2002, the Company modified the existing option arrangements with its Chairman such that, effective as of July 3, 2002, vesting was fully accelerated on options to purchase 1,800,000 shares of the Company's common stock. Based on the excess of the trading price of the common stock on the dates of the modifications over the exercise price, the Company could incur a non-cash charge to its earnings of approximately $870,000 if the Chairman leaves the employment of the Company prior to the vesting dates specified in the original option grant.

b) Warrants

        The following summarizes warrant activity and related information:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at January 1, 2002	3,473,051	$0.82–26.58	$6.67
Issued	1,693,413	1.00–1.23	1.02
Exercised	(31,225)	1.00	1.00
Expired	(1,780,027)	2.40–10.00	5.16
Cancelled	(407,806)	0.82–26.58	20.26

Outstanding at December 31, 2002	2,947,406	1.00–26.58	2.51
Issued	297,000	1.49	1.49
Exercised	(923,040)	1.00–1.49	1.13
Expired	(437,970)	6.00–26.58	11.12

Outstanding at December 31, 2003	1,883,396	1.00–1.49	1.03
Issued	600,000	5.00	5.00
Exercised	(525,612)	1.00	1.00

Outstanding at December 31, 2004	1,957,784	$1.00–5.00	$2.26

        These warrants were issued primarily in connection with former borrowing arrangements, the Series C Preferred Stock issuance, the receipt of consulting services and services to be rendered in connection with a private placement of the Company's common stock. In 2002, the Company recorded $95,000 of deferred offering costs for warrants that were issued in connection with an anticipated private placement of the Company's common stock.

(14)    Fair Value of Financial Instruments

        At December 31, 2004 and 2003, the carrying values of cash and cash equivalents, accounts receivable, loans receivable, accounts payable and lines of credit approximated their fair values as they are short-term and are generally receivable or payable on demand. At December 31, 2004, the carrying value of the capital leases approximated their fair value, since they are payable in full on March 31, 2005. Other long-term liabilities represented amounts payable to the former shareholder of Shaanxi and approximated their fair value since they are now the subject of a recently-negotiated note payable, due March 31, 2006.

(15)    Related Party Transactions

        During 2002, the Company purchased certain computer equipment and peripherals for $28,000 from a company owned by the Company's Chairman.

        During 2002, the Company paid a total of $60,000 to two of its directors as a placement fee related to the employment of the Company's former Chief Financial Officer.

        During 2003, the Company paid $25,872 for consulting services received from a company owned by a director.

        At December 31, 2003, a former officer was indebted to the Company for a loan with an aggregate unamortized balance of $14,597. This loan is generally forgivable over a three-year term and for accounting purposes was amortized evenly to expense over the term which ended in April 2004.

        Certain real estate is leased under an operating lease from the former principal shareholder of M.G.R., Inc. d/b/a Air Plus, which the Company acquired on October 5, 2001. Rent under this arrangement was determined by a survey of comparable building rents and totaled $187,000 for each of the years ended December 31, 2004, 2003 and 2002.

        At December 31, 2004, a former principal shareholder of Global was indebted to the Company for a loan amounting to $87,500. The loan is repayable by offset against his portion of the contingent consideration payment to be made in 2006.

(16)    Segment Information

        SFAS No 131, Disclosures About Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company identifies operating segments based on the principal service provided by the business unit. The Company determined that it has two operating segments: the Domestic Services platform, which provides a full range of logistics and transportation services throughout North America, and its International Services platform, which provides international air and ocean logistics services. Each segment has a separate management structure. The accounting policies of the reportable segments are the same as described in Note 2. Segment information, in which corporate expenses (other than the legal settlement and nonrecurring costs) have been fully allocated to the operating segments, is as follows (in thousands):

	Year Ended December 31, 2004
	Domestic Services	International Services	Corporate	Total
Revenue from external customers	$145,172	$221,909	$—	$367,081
Inter-segment revenue	18	350	—	368
Revenue from significant customer	46,998	—	—	46,998
Segment operating income (loss)	(9,879)	4,303	—	(5,576)
Segment assets	42,278	76,420	4,248	122,946
Segment goodwill	19,641	17,638	—	37,279
Depreciation and amortization	2,551	1,638	—	4,189
Capital expenditures	1,887	716	2,765	5,368
	Year Ended December 31, 2003
	Domestic Services	International Services	Corporate	Total
Revenue from external customers	$129,474	$90,610	$—	$220,084
Inter-segment revenue	56	124	—	180
Revenue from significant customer	53,582	—	—	53,852
Segment operating income (loss)	(1,465)	4,312	(1,169)	1,678
Segment assets	49,780	36,577	3,912	90,269
Segment goodwill	19,641	11,868	—	31,509
Depreciation and amortization	2,259	401	—	2,660
Capital expenditures	643	140	3,400	4,183

	Year Ended December 31, 2002
	Domestic Services	International Services	Corporate	Total
Revenue from external customers	$78,319	$44,469	$—	$122,788
Inter-segment revenue	76	15	—	91
Revenue from significant customer	40,164	—	—	40,164
Segment operating income (loss)	(1,023)	1,770	—	747
Segment assets	40,682	13,867	(564)	53,985
Segment goodwill	13,923	5,208	—	19,131
Depreciation and amortization	2,036	151	—	2,187
Capital expenditures	788	349	676	1,813

        The revenue in the table below is allocated to geographic areas based upon the location of the customer (in thousands):

	Year Ended December 31,
	2004	2003	2002
Total revenue:
United States	$239,389	$208,591	$121,111
Asia	116,388	8,003	1,076
North America (excluding the United States)	220	1,360	55
Europe	6,507	1,287	344
South America	2,605	—	—
Other	1,972	843	202

Total	$367,081	$220,084	$122,788

        The following table presents long-lived assets by geographic area (in thousands):

	December 31,
	2004	2003
United States	$6,797	$6,737
Asia	691	326
South America	108	—

	$7,596	$7,063

        Cash on deposit with foreign banks amounted to $6,005,000 at December 31, 2004.

(17)    Quarterly Information (Unaudited)

        The following is a summary of certain unaudited quarterly financial information for fiscal 2004 and 2003:

	Quarter Ended
2004
	March 31	June 30	September 30	December 31
Total revenue	$60,224,390	$86,469,712	$109,711,414	$110,675,149
Cost of transportation	43,472,712	67,404,844	84,638,366	86,842,725

Net revenue	$16,751,678	$19,064,868	$25,073,048	$23,832,424

Income (loss) from continuing operations	$(5,700,446)	$(1,368,806)	$105,767	$(6,054,870)
Gain (loss) from discontinued operations	—	—	(50,000)	25,000

Net income (loss) attributable to common stockholders	$(5,700,446)	$(1,368,806)	$55,767	$(6,029,870)

Loss per common share:
Basic
Continuing	$(0.15)	$(0.03)	$—	$(0.15)
Discontinued operations	—	—	—	—

Earnings per common share	$(0.15)	$(0.03)	$—	$(0.15)

Diluted
Continuing	$(0.15)	$(0.03)	$—	$(0.15)
Discontinued operations	—	—	—	—

Earnings per common share	$(0.15)	$(0.03)	$—	$(0.15)

	Quarter Ended
2003
	March 31	June 30	September 30	December 31
Total revenue	$38,572,441	$46,333,989	$65,507,874	$69,669,977
Cost of transportation	26,634,489	34,392,588	47,554,483	49,524,035

Net revenue	$11,937,952	$11,941,401	$17,953,391	$20,145,942

Income (loss) from continuing operations	$(1,656,934)	$(1,792,020)	$1,307,951	$1,618,431
Gain (loss) from discontinued operations	—	(354,991)	—	91,960

Net income (loss) attributable to common stockholders	$(1,656,934)	$(2,147,011)	$1,307,951	$1,710,391

Earnings (loss) per common share:
Basic
Continuing operations	$(0.07)	$(0.06)	$0.04	$0.05
Discontinued operations	—	(0.01)	—	—

Earnings per common share	$(0.07)	$(0.07)	$0.04	$0.05

Diluted
Continuing operations	$(0.07)	$(0.06)	$0.03	$0.04
Discontinued operations	—	(0.01)	—	—

Earnings per common share	$(0.07)	$(0.07)	$0.03	$0.04

(18)    Subsequent Events

        On March 21, 2005, the Company and the former Shaanxi shareholder entered into a financing agreement whereby the amount payable to the former shareholder for 55% of Shaanxi's working capital at the date of the acquisition (approximately $1,900,000) became subject to a note payable due March 31, 2006 with interest at 10% per annum.

        As of March 2, 2005, the Company failed to deliver to the lender a compliance certificate and certain financial statements as of and for the period ended January 31, 2005 as required by its U.S. Facility. On March 30, 2005, the Company obtained a waiver of the breach of these covenants as well as an extension of the term of the agreement from January 31, 2006 to May 31, 2006. The Company incurred a fee of $50,000 in connection with this waiver. The lender also requires the Company to secure additional financing of $5,000,000 by April 30, 2005 or have availability under the U.S. Facility reduced by $250,000 and incur a fee of $100,000. Similar fees and reductions in availability will occur on each of May 31, 2005, June 30, 2005, September 30, 2005, January 31, 2006 and April 30, 2006. If the financing is received, the Company will incur fees of $100,000 and availability reductions of $250,000 on each of August 31, 2005, November 30, 2005 and February 28, 2005. In connection with the extension of the term of the loan agreement, the payoff of the leases referred to in Note 8 have been modified from full payment on March 31, 2005 to $438,000 on March 31, 2005 and the remaining balance of $904,000 on April 30, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Stonepath Group, Inc.:

        Under date of February 24, 2004, we reported on the consolidated balance sheet of Stonepath Group, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2003. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule as of and for the years ended December 31, 2003 and 2002, as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

        In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 31, 2005

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
STONEPATH GROUP, INC. AND SUBSIDIARIES

		Column C—Additions
Column A— Description	Column B— Balance at beginning of period	(1) Charged to costs and expenses	(2) Charged to other accounts— describe	Column D Deductions— describe(a)	Column E— Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2004	$1,055,000	$1,838,000	$—	$(1,340,000)	$1,553,000

Year ended December 31, 2003	$320,000	$771,000	$—	$(36,000)	$1,055,000

Year ended December 31, 2002	$167,000	$153,000	$—	$—	$320,000

Reserve for excess earn-out payments:
Year ended December 31, 2004	$1,270,141	$3,075,190	$—	$—	$4,345,331

Year ended December 31, 2003	$—	$1,270,141	$—	$—	$1,270,141

(a)
Represents write-off of uncollectible accounts receivable.

STONEPATH GROUP, INC.

Consolidated Balance Sheet

June 30, 2005
Assets
Current assets
Cash and cash equivalents	$4,502,720
Accounts receivable, net	63,118,103
Prepaid expenses and other current assets	3,420,682

Total current assets	71,041,505
Goodwill	38,189,684
Technology, furniture and equipment, net	6,933,245
Acquired intangibles, net	6,087,071
Note receivable, related party	87,500
Other assets	1,723,642

Total assets	$124,062,647

Liabilities and Stockholders' Equity
Current liabilities:
Lines of credit	$5,000,000
Note payable	1,897,539
Accounts payable	43,365,590
Earn-outs payable	340,045
Accrued payroll and related expenses	2,584,117
Accrued restructuring costs	2,513,386
Capital lease obligation	376,012
Accrued expenses	5,691,234

Total current liabilities	61,767,923
Long-term debt	16,320,414
Other long-term liabilities	159,227
Deferred tax liability	2,010,317

Total liabilities	80,257,881

Minority interest	5,699,438

Commitments and contingencies (Note 6)
Stockholders' equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized; none issued	—
Common stock, $.001 par value, 100,000,000 shares authorized; 43,712,726 shares issued and outstanding	43,713
Additional paid-in capital	222,639,560
Accumulated deficit	(184,753,117)
Accumulated other comprehensive income	175,172

Total stockholders' equity	38,105,328

Total liabilities and stockholders' equity	$124,062,647

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.

Consolidated Statements of Operations

(UNAUDITED)

	Six months ended June 30,
	2005	2004
Total revenue	$190,016,600	$146,694,102
Cost of transportation	147,480,141	110,877,557

Net revenue	42,536,459	35,816,545
Personnel costs	23,043,458	22,566,111
Other selling, general and administrative costs	18,826,998	13,934,885
Depreciation and amortization	2,296,681	1,983,778
Restructuring charges	3,448,209	—

Loss from operations	(5,078,887)	(2,668,229)
Other income (expense):
Provision for excess earn-out payments	—	(3,075,190)
Interest expense	(1,133,230)	(95,043)
Other income (expense), net	78,670	(35,284)

Loss before income tax expense and minority interest	(6,133,447)	(5,873,746)
Income tax expense	1,207,676	643,471

Loss before minority interest	(7,341,123)	(6,517,217)
Minority interest	605,102	552,036

Net loss	$(7,946,225)	$(7,069,253)

Basic and diluted loss per common share	$(0.18)	$(0.17)

Basic and diluted weighted average common shares outstanding	43,465,177	39,072,856

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.

Consolidated Statements of Cash Flows

(UNAUDITED)

	Six months ended June 30,
	2005	2004
Cash flow from operating activities:
Net loss	$(7,946,225)	$(7,069,253)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Deferred income taxes	359,417	242,000
Depreciation and amortization	2,296,681	1,983,778
Stock-based compensation	31,300	25,074
Minority interest in income of subsidiaries	605,102	552,036
Gain on disposal of technology, furniture and equipment and other	(27,318)	10,450
Changes in assets and liabilities, net of effect of acquisitions:
Accounts receivable	946,279	(7,802,841)
Prepaid expenses and assets	(1,323,804)	103,020
Accounts payable and accrued expenses	6,175,408	9,301,286

Net cash provided by (used in) operating activities	1,116,801	(2,654,450)

Cash flows from investing activities:
Purchases of technology, furniture and equipment	(444,191)	(2,796,233)
Payment of earn-out	(2,362,125)	(3,431,285)
Proceeds from sales of technology, furniture and equipment	48,622	—
Acquisition of business, net of cash acquired	—	(6,741,230)
Loans made	—	(75,000)

Net cash used in investing activities	(2,757,694)	(13,043,748)

Cash flows from financing activities:
Proceeds from line of credit, net	4,408,714	12,225,100
Principal payments on capital lease	(1,205,062)	(351,583)
Proceeds from issuance of common stock upon exercise of options and warrants	—	2,006,989

Net cash provided by financing activities	3,203,652	13,880,506

Effect of foreign currency translation	139,316	47,895

Net increase (decrease) in cash and cash equivalents	1,702,075	(1,769,797)
Cash and cash equivalents at beginning of period	2,800,645	3,074,151

Cash and cash equivalents at end of period	$4,502,720	$1,304,354

Cash paid for interest	$1,028,449	$123,380

Cash paid for income taxes	$12,541	$87,261

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common stock in connection with acquisitions	$854,548	$100,000
Issuance of common stock in connection with Employee Stock Purchase Plan	57,089	—
Increase in technology, furniture and equipment and capital lease obligation	—	390,754
Increase in common stock from conversion of Series D convertible preferred stock	—	149
Issuance of common stock in connection with exercise of options	—	200,240
Issuance of warrants for consulting services	—	70,000

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.
Notes to Unaudited Consolidated Financial Statements

June 30, 2005

(1)    Nature of Operations and Basis of Presentation

        Stonepath Group, Inc. and subsidiaries (the "Company") is a non-asset based third-party logistics services company providing supply chain solutions on a global basis. A full range of time-definite transportation and distribution solutions is offered through the Company's Domestic Services platform, where the Company manages and arranges for the movement of raw materials, supplies, components and finished goods for its customers. These services are offered through the Company's domestic air and ground freight forwarding business. A full range of international logistics services including international air and ocean transportation as well as customs house brokerage services is offered through the Company's International Services platform. In addition to these core service offerings, the Company also provides a broad range of value added supply chain management services, including warehousing, order fulfillment and inventory management. The Company services a customer base of manufacturers, distributors and national retail chains through a network of owned offices in North America and Puerto Rico, strategic locations in Asia, Brazil and Europe, and service partners strategically located around the world.

        The accompanying unaudited consolidated financial statements were prepared in accordance with United States generally accepted accounting principles for interim financial information. Certain information and footnote disclosures normally included in financial statements have been condensed or omitted pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") relating to interim financial statements. These statements reflect all adjustments, consisting only of normal recurring accruals, necessary to present fairly the Company's financial position, operations and cash flows for the periods indicated. While the Company believes that the disclosures presented are adequate to make the information not misleading, these unaudited consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2004. Interim operating results are not necessarily indicative of the results for a full year because our operating results are subject to seasonal trends when measured on a quarterly basis. Our first and second quarters are likely to be weaker as compared with our other fiscal quarters, which we believe is consistent with the operating results of other supply chain service providers.

        The Company has experienced losses from operations, and has an accumulated deficit. In addition the Company has experienced negative cash flow from operations in earlier years. In view of these matters, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon profitable future operations of the Company and generation of cash flow sufficient to meet its obligations. The Company believes that operating improvement and cost reduction actions implemented in the first half of 2005 coupled with existing availability on its credit facilities will provide the Company with adequate liquidity to provide uninterrupted support for its business operations through at least June 30, 2006.

        Certain amounts for prior periods have been reclassified in the consolidated financial statements to conform to the classification used in 2005.

(2)    Restructuring Charges

        In November 2004, the Company commenced a restructuring program, engineered to accelerate the integration of its businesses and improve the Company's overall profitability. Currently, the Company has consolidated its corporate headquarters and is in the process of consolidating its domestic and international divisional headquarters into one central management facility in Seattle, Washington. This streamlining will eliminate unnecessary duplication of efforts as well as provide a much more cohesive day-to-day management coordination capability and improved internal controls. In addition, the restructuring initiative included the rationalization of technology systems, personnel and facilities throughout the U.S. In connection with this plan, the Company recorded pre-tax restructuring charges of $3,448,209 for the six-month period ended June 30, 2005. A summary of 2005 restructuring charges, cash payment and related liabilities is as follows:

	Liability Balance, January 1, 2005	Restructuring Charges	Non-Cash Charges	Cash Payments	Liability Balance, June 30, 2005
Personnel	$666,408	$657,289	$—	$(696,747)	$626,950
Lease terminations:
Building	75,229	2,200,010	—	(388,803)	1,886,436
Equipment	—	590,910	—	(590,910)	—

	$741,637	$3,448,209	$—	$(1,676,460)	$2,513,386

        Personnel charges primarily relate to contractual obligations incurred in 2005 with certain executives. Lease termination costs relate to vacating certain Domestic Services facilities, vacating and relocating the Company's former corporate headquarters in Philadelphia, and the abandonment of related leased equipment. All restructuring charges will result in cash payments in future periods through 2008. The Company does not expect to incur significant additional restructuring costs during the remainder of 2005.

(3)    Stock-Based Compensation

        As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees and members of the board of directors is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount the grantee must pay to acquire the stock. The Company accounts for stock-based compensation to non-employees (including directors who provide services outside their capacity as members of the board) in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The table below illustrates the effect on net loss attributable to common stockholders and loss per common share as if the fair value of options granted had been recognized as compensation expense in accordance with the provisions of SFAS No. 123.

	Six months ended June 30,
	2005	2004
Net loss:
As reported	$(7,946,225)	$(7,069,253)
Add: stock-based employee compensation expense included in reported net loss	—	21,174
Deduct: total stock-based compensation expense determined under fair value method for all awards	(1,775,788)	(3,096,089)

Pro forma net loss	$(9,722,013)	$(10,144,168)

Basic and diluted loss per common share:
As reported	$(0.18)	$(0.17)
Pro forma	(0.22)	(0.26)

(4)    Acquisitions

        On February 9, 2004, the Company acquired, through its indirect wholly-owned subsidiary, Stonepath Holdings (Hong Kong) Limited, a 55% interest in Shaanxi Sunshine Cargo Services International Co., Ltd. ("Shaanxi"). Shaanxi is a Class A licensed freight forwarder headquartered in Shanghai, PRC and provides a wide range of customized transportation and logistics services and supply chain solutions, including global freight forwarding, warehousing and distribution, shipping services and special freight handling. As consideration for the purchase, which was effective as of March 1, 2004, the Company paid $3,500,000 in cash, financed through its revolving credit agreement, and 630,915 shares of the Company's common stock which had a value of $2,000,000 on the date of the transaction. The common shares issued in the transaction were subject to a one-year restriction on sale and were subject to a pro rata forfeiture based upon a formula that compares the actual pre-tax income of Shaanxi through December 31, 2004 with the targeted level of income of $4,000,000 (on an annualized basis). Also, if the trading price of the Company's common stock was less than $3.17 per share at the end of the one-year restriction, the Company could issue up to 169,085 additional shares to the seller. Because the common shares issued in connection with this transaction were subject to forfeiture, they were accounted for as contingent consideration. Based upon the actual pre-tax income through December 31, 2004, the seller forfeited 37,731 shares of common stock. As provided for in the purchase agreement, the amount of $119,608, which represents the original fair value of the forfeited shares at the date of acquisition, will be added ratably to the future earn-outs. Because the quoted market price of the Company's common stock was less than $3.17 on February 9, 2005, the Company issued 158,973 additional shares of its common stock. As of February 9, 2005, the Company had issued 752,157 shares of its common stock in connection with this transaction. The Company recorded additional goodwill amounting to $752,157 in the first quarter of 2005. The seller may receive additional consideration of up to $5,619,608 under an earn-out arrangement payable at the rate of $1,100,000 in the first year and $1,129,902 per year over the next four years based on the future financial performance of Shaanxi.

        In addition, the Company agreed to pay the seller 55% of Shaanxi's accounts receivable balances, net of assumed liabilities, existing on the date of acquisition realized in cash within 180 days following the acquisition with a targeted distribution date in August 2004. Effective September 20, 2004, the Company amended the purchase agreement for a change in the settlement date from August 2004 to an initial payment of $1,045,000 on or before November 15, 2004, and the final payment of $868,000 on or before March 31, 2005. The amendment also fixed the date of distribution for collections in cash after the initial 180 day working capital assessment period from being due when collected to March 31, 2005. On March 21, 2005, the Company and the seller entered into a financing arrangement whereby the amount due on March 31, 2005 was extended to March 31, 2006 through the execution of a note between the seller and the Company with interest at 10% per annum. The note balance of $1,897,539 is classified in current liabilities under the caption note payable in the consolidated balance sheet at June 30, 2005.

        The acquisition, which significantly enhances the Company's presence in the region, was accounted for as a purchase and accordingly, the results of operations and cash flows of Shaanxi have been included in the Company's consolidated financial statements prospectively from the date of acquisition. Because the Company consolidates its foreign subsidiaries on a one-month lag, such information has been reflected in the consolidated statement of operations effective for periods subsequent to April 1, 2004. The total purchase price, including acquisition expenses of $269,000, was $7,402,000. The following table summarizes the allocation of the purchase price based on the fair value of the assets acquired and liabilities assumed (in thousands):

Current assets	$15,090
Furniture and equipment	157
Goodwill	2,913
Other intangible assets	1,453

Total assets acquired	19,613
Current liabilities assumed	(9,727)
Minority interest	(2,484)

Net assets acquired	$7,402

        The acquired intangible assets have a weighted average life of 6.6 years. The intangible assets include a customer related intangible of $1,112,100 with a 7.1 year life and a covenant-not-to-compete of $341,000 with a five year life. The $2,913,300 of goodwill was assigned to the Company's International Services business unit and is not deductible for income tax purposes.

        The following unaudited pro forma information for the six months ended June 30, 2004 is presented as if the acquisition of Shaanxi had occurred on December 1, 2003, using the one month lag consolidation policy (in thousands, except earnings per share):

Six months ending June 30, 2004
Total revenue	$171,250
Net loss	(6,331)
Loss per share:
Basic and diluted	$(0.16)

(5)    Revolving Credit Facilities

        At June 30, 2005, the Company maintained a $25,000,000 revolving credit facility (the "U.S. Facility") collateralized by the accounts receivable and certain other assets of the Company and its subsidiaries. In April and May 2005 the Company amended the U.S. Facility to assign its interests to a new lender in addition to making changes to other key terms, including changes to certain restrictive covenants. Advances under the amended facility may be used to fund capital expenditures, working capital requirements and earn-out payments from previous acquisitions. The facility prohibits the use of proceeds to fund new acquisitions. The U.S. facility, which expires May 31, 2007, bears interest at Libor plus 800 basis points and carries a commitment fee on the unused portion of the facility of 1.0% per annum. At June 30, 2005, the Company had $16,320,414 of outstanding borrowings under the facility and based on the level of available collateral there was additional borrowing availability of $2,824,000. The Company was in compliance with all restrictive covenants as of June 30, 2005.

        In October 2004, a subsidiary of the Company, Stonepath Holdings (Hong Kong) Limited ("Asia Holdings") entered into a Term Credit Agreement with Hong Kong Central League Credit Union (the "Lender") and SBI Advisors, LLC, as agent for the Lender. The Term Credit Agreement provided Asia Holdings with the right to borrow an initial amount of $3,000,000 and up to an additional $7,000,000 upon the satisfaction of certain conditions. Asia Holdings borrowed $3,000,000 on November 4, 2004 and

$2,000,000 on February 16, 2005. There is no assurance that the remaining $5,000,000 will be available to Asia Holdings under the Term Credit Agreement. The borrowings under the Term Credit Agreement are secured by floating charges on the foreign accounts receivable of three of its subsidiaries, Planet Logistics Express (Singapore) Pte. Ltd., G-Link Express (Singapore) Pte. Ltd., and Stonepath Logistics (Hong Kong) Limited. All borrowings under the Term Credit Agreement bear interest at an annual rate of 15% and must be repaid on or before November 4, 2005. The obligation to repay the borrowings under the Term Credit Agreement may be accelerated by the Lender upon the occurrence of events of default customary for loan transactions. Stonepath Group, Inc. has guaranteed the obligations of Asia Holdings under the Term Credit Agreement. The outstanding balance on the Term Credit Agreement was $5,000,000 at June 30, 2005.

(6)    Commitments and Contingencies

        The Company was named as a defendant in eight purported class action complaints filed in the United States Court for the Eastern District of Pennsylvania between September 24, 2004 and November 19, 2004. Also named as defendants in these lawsuits were officers Dennis L. Pelino and Thomas L. Scully and former officer Bohn H. Crain. These cases have now been consolidated for all purposes in that Court under the caption In re Stonepath Group, Inc. Securities Litigation, Civ. Action No. 04-4515 and the lead plaintiff, Globis Capital Partners, LP, filed an amended complaint in February 2005. The lead plaintiff seeks to represent a class of purchasers of the Company's shares between March 29, 2002 and September 20, 2004, and alleges claims for securities fraud under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. These claims are based upon the allegation that certain public statements made during the period from March 29, 2002 through September 20, 2004 were materially false and misleading because they failed to disclose that the Company's Domestic Services operations had improperly accounted for accrued purchased transportation costs. The plaintiffs are seeking compensatory damages, attorneys' fees and costs, and further relief as may be determined by the Court. The Company and the individual defendants believe that this action is without merit, have filed a motion to dismiss this action and intend to vigorously defend against the claims raised in this action.

        The Company has been named as a nominal defendant in a shareholder derivative action on behalf of the Company that was filed on October 12, 2004 in the United States District Court for the Eastern District of Pennsylvania under the caption Ronald Jeffrey Neer v. Dennis L. Pelino, et al., Civ. A. No. 04-cv-4971. Also named as defendants in the action are all of the individuals who were serving as directors of the Company when the complaint was filed (Dennis L. Pelino, J. Douglas Coates, Robert McCord, David R. Jones, Aloysius T. Lawn and John H. Springer), former directors Andrew Panzo, Lee C. Hansen, Darr Aley, Stephen George, Michela O'Connor-Abrams and Frank Palma, officer Thomas L. Scully and former officers Bohn H. Crain and Stephen M. Cohen. The derivative action alleges breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violations of the Sarbanes-Oxley Act of 2002. These claims are based upon the allegation that the defendants knew or should have known that the Company's public filings for fiscal years 2001, 2002 and 2003 and for the first and second quarters of fiscal year 2004, and certain press releases and public statements made during the period from January 1, 2001 through August 9, 2004, were materially misleading. The complaint alleges that the statements were materially misleading because they understated the Company's accrued purchase transportation liability and related costs of transportation in violation of generally accepted accounting principles and they failed to disclose that the Company lacked internal controls. The derivative action seeks compensatory damages in favor of the Company, attorneys' fees and costs, and further relief as may be determined by the Court. The defendants believe that this action is without merit, have filed a motion to dismiss this action, and intend to vigorously defend themselves against the claims raised in this action.

        On October 22, 2004, Douglas Burke filed a two-count action against United American Acquisitions, Inc. ("UAF"), Stonepath Logistics Domestic Services, Inc., and the Company in the Circuit Court for Wayne County, Michigan. Mr. Burke is the former President and Chief Executive Officer of UAF. The Company purchased the stock of UAF from Mr. Burke on May 30, 2002 pursuant to a Stock Purchase Agreement. At the closing of the transaction Mr. Burke received $5,100,000 and received the right to receive an additional $11,000,000 in four annual installments based upon UAF's performance in accordance with the Stock Purchase Agreement. Subject to the purchase, Stonepath Logistics Domestic Services, Inc. and Mr. Burke entered into an Employment Agreement. Mr. Burke's complaint alleges that the defendants breached the terms of the Employment Agreement and Stock Purchase Agreement and seeks, among other things, the production of financial information, unspecified damages, attorney's fees and interest. The defendants believe that Mr. Burke's claims are without merit and intend to vigorously defend against them. In addition, the Company is seeking $456,000 in excess earn-out payments that were paid to Mr. Burke.

        By letter dated March 25, 2005, the court-appointed receiver (the "Receiver") of Lancer Management Group, LLC and certain related parties asserted that he has determined that payments made by Lancer Partners, L.P. totaling $3,000,000 and payments made by related entities totaling $5,349,000 were avoidable as fraudulent transfers. Lancer Partners, L.P. and certain related entities purchased securities of the Company in past private placement transactions. As a result of discussions with the Receiver's counsel, the Company learned that the Receiver had filed a complaint against the Company relating to this matter and had filed a complaint against the Company relating to another matter. The Receiver has voluntarily dismissed each of those complaints, without prejudice.

        The Company has received notice that the Securities and Exchange Commission ("Commission") is conducting an informal inquiry to determine whether certain provisions of the federal securities laws have been violated in connection with the Company's accounting and financial reporting. As part of the inquiry, the staff of the Commission has requested information relating to the restatement amounts, personnel at the Air Plus subsidiary and Stonepath Group, Inc. and additional background information for the period from October 5, 2001 to December 2, 2004. The Company is voluntarily cooperating with the staff.

        The Company is not able to predict the outcome of any of the foregoing actions at this time, since each action is in an early stage. An adverse determination in any of those actions could have a material and adverse effect on the Company's financial position, results of operations and/or cash flows.

        The Company is also involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of those matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. No accruals have been established for any pending legal proceedings.

(7)    Stockholders' Equity

        In connection with the December 2003 acquisition of the Malaysia operations of the G Link Group, the Company agreed to pay $102,000 through the issuance of common stock, as additional consideration on a post-closing basis, for net assets acquired. In May 2005, 41,757 shares of the Company's common stock were issued to complete this transaction.

        In connection with the Shaanxi acquisition, as of February 9, 2005 the Company had issued 752,157 shares of its common stock. Because the ultimate number of shares issued in connection with the transaction were contingent on the financial performance of Shaanxi through December 31, 2004 and the trading price of the Company's common stock on February 9, 2005, such shares were not reflected as outstanding securities in the accompanying consolidated financial statements for periods prior to February 9, 2005.

        Stock option activity for the six months ended June 30, 2005 included the grant to an employee of 30,000 options to purchase common shares at a price of $0.70 per share. The option price was the trading price of the Company's common stock on the date of the grant. Additionally, 163,832 options were cancelled and 5,591 warrants expired during the first six months of 2005.

        On April 29, 2005, 79,016 shares of common stock were issued to satisfy obligations to employees under the Company's Employee Stock Purchase Plan.

        During the six-month period ended June 30, 2004, holders converted 149,293 shares of the Company's Series D Preferred Stock into 1,492,293 shares of the Company's common stock.

(8)    Loss per Share

        Basic loss per common share and diluted loss per common share are presented in accordance with SFAS No. 128, "Earnings per Share." Basic loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted loss per common share incorporates the incremental shares issuable upon the assumed exercise of stock options and warrants and upon the assumed conversion of the Company's preferred stock, if dilutive. For the six-month periods ended June 30, 2005 and 2004, all stock options, stock warrants, and convertible securities were excluded because their effect was antidilutive. The total number of such shares excluded from diluted loss per common share are 8,133,922 and 9,798,859 for the six-month periods ended June 30, 2005 and 2004, respectively.

        Also, the 630,915 shares of common stock issued in connection with the Shaanxi acquisition were subject to pro rata forfeiture based upon the financial performance of Shaanxi through December 31, 2004. Accordingly, such shares have been excluded from the calculation of basic and diluted loss per common share for the six-month period ended June 30, 2004.

(9)    Income Taxes

        The components of income tax expense consist of the following:

	Six months ended June 30,
	2005	2004
U.S. federal	$310,800	$210,200
State	119,493	80,800
Foreign	777,383	352,471

	$1,207,676	$643,471

        The Company has accumulated net operating losses (NOLs). Due to the uncertainty surrounding the realization of the NOLs, the Company has placed a valuation allowance on its deferred tax assets. Income tax expense for the six-month periods ended June 30, 2005 and 2004 resulted primarily from non-U.S.-based earnings, state income taxes and deferred income taxes arising from the amortization of goodwill for income tax purposes.

(10)    Segment Information

        SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance. The Company identifies operating segments based on the principal service provided by the business unit. Each segment has a separate management structure. The accounting policies of the reportable segments are the same as described in our Annual Report on Form 10-K for the year ended December 31, 2004. Segment information, in which corporate expenses have been fully allocated to the operating segments, is as follows (in thousands):

	Six months ended June 30, 2005
	Domestic Services	International Services	Corporate	Total
Revenue from external customers	$61,937	$128,080	$—	$190,017
Intersegment revenue	75	107	—	182
Segment operating income (loss)	(5,899)	820	—	(5,079)
Segment assets	40,087	81,588	2,388	124,063
Segment goodwill	19,641	18,549	—	38,190
	Six months ended June 30, 2004
	Domestic Services	International Services	Corporate	Total
Revenue from external customers	$67,863	$78,831	$—	$146,694
Intersegment revenue	9	95	—	104
Segment operating income (loss)	(4,783)	2,115	—	(2,668)
Segment assets	41,355	65,959	8,592	115,906
Segment goodwill	19,551	15,238	—	34,789

        The revenue in the table below is allocated to geographic areas based upon the location of the customer (in thousands):

	Six months ended June 30,
	2005	2004
Total revenue:
United States	$113,044	$107,996
Asia	69,092	29,946
North America (excluding the United States)	254	938
Europe	3,665	3,849
South America	2,913	1,890
Other	1,049	2,075

Total	$190,017	$146,694

        The following table presents long-lived assets by geographic area (in thousands):

	June 30,
	2005	2004
United States	$6,153	$9,132
Asia	662	574
South America	109	121
Europe	9	—

Total long-lived assets	$6,933	$9,827

        Cash held with foreign banks amounted to $6,698,655 at June 30, 2005.

(11)    Subsequent Event

        On August 31, 2005, the Company and certain of its domestic subsidiaries entered into several agreements with Laurus Master Fund, Ltd. ("Laurus") providing for, among other things, a new $25,000,000 domestic revolving credit facility. The agreements include a Secured Convertible Minimum Borrowing Note, a Secured Revolving Note, a Common Stock Purchase Warrant, a Security Agreement and a Registration Rights Agreement, each dated August 31, 2005. The following is a summary of each of those agreements.

  Secured Convertible Minimum Borrowing Note

        The Secured Convertible Minimum Borrowing Note (the "Minimum Borrowing Note") has a principal amount of $10,000,000 and has a three year maturity. It bears an annual interest rate of prime plus 1.0%, subject to a floor of 5.5%. Amounts due under the Minimum Borrowing Note are convertible into the Company's common stock at a conversion price of $1.08 per share, subject to customary antidilution adjustments. If the Company has registered the resale of the common stock issuable upon conversion of the Minimum Borrowing Note and the Common Stock Purchase Warrant and the market price for the Company's common stock for the last five trading days of any month exceeds $1.08 per share by at least 25%, the interest rate on the Minimum Borrowing Note for the next month will be reduced by 200 basis points for each incremental 25% increase in market price above $1.08. The obligations under the Minimum Borrowing Note are secured by a global security interest in the assets of the Company's domestic subsidiaries, excluding any stock held in a foreign subsidiary.

        In the event that the Minimum Borrowing Note has been converted in full into the Company's common stock and there is at least $11,000,000 outstanding under this domestic revolving credit facility, a new Minimum Borrowing Note will be issued by the Company. The terms of each such New Minimum Borrowing Note would be the same as the Minimum Borrowing Note it replaces, except for the conversion price, which would be 115% of the average closing price of the Company's common stock for the ten trading days immediately prior to the date such new Minimum Borrowing Note is issued, but in no event greater than 120% of the closing price of the common stock on such date.

        In the event that the conversion price of any new Minimum Borrowing Note or Notes would, together with shares of common stock issuable upon exercise of the Common Stock Purchase Agreement, result in more than 8,738,173 shares of the Company's common stock being issuable for a purchase price of less than $0.91 per share, such shares in excess of that amount for that price cannot be obtained upon conversion of the Minimum Borrowing Note unless and until approved by the Company's stockholders.

        The Minimum Borrowing Note may be prepaid, subject to a prepayment premium of 23% in the first year, 22% in the second year, and 21% in the third year of the Minimum Borrowing Note. Following the occurrence and during the continuance of an event of default under the Minimum Borrowing Note, the holder of the note may require the repayment of 120% of the outstanding principal amount, in addition to interest and other amounts due under the Minimum Borrowing Note.

  Secured Revolving Note

        The Secured Revolving Note (the "Revolving Note") covers the amount outstanding under the domestic credit facility from time to time which is not represented by the Minimum Borrowing Note. The Revolving Note also has a three year maturity and bears interest at an annual rate of prime plus 3.5%, subject to a floor of 8.0%. The Revolving Note is not convertible into any securities and is secured by a global security interest in the assets of the Company's domestic subsidiaries, excluding any stock held in a foreign subsidiary.

        The Revolving Note may be prepaid, subject to a prepayment premium of 3% in the first year, 2% in the second year, and 1% in the third year of the Revolving Note. Following the occurrence and during the continuance of an event of default under the Revolving Note, the holder of the note may require the repayment of 120% of the outstanding principal amount, in addition to interest and other amounts due under the Revolving Note.

  Common Stock Purchase Warrant

        The Common Stock Purchase Warrant (the "Warrant") entitles the holder to purchase 2,500,000 shares of the Company's common stock for a period of five years, at an exercise price which varies with the number of shares purchased under the Warrant. The exercise price is $1.13 for the first 900,000 shares purchased, $1.41 for the next 700,000 shares purchased, $4.70 for the next 450,000 shares purchased, and $7.52 for the last 450,000 shares purchased under the Warrant.

  Security Agreement

        The Security Agreement provides the formula for loans to be made under this domestic credit facility and evidenced by the Minimum Borrowing Note and the Revolving Note. It generally provides for an advance rate of 90% of eligible receivables, which advance rate is subject to adjustment and to the establishment of reserves by Laurus. While the Security Agreement does not contain any financial covenants, it does have certain affirmative and negative covenants, including the requirement of Laurus' consent for various actions including acquisitions, cash dividends, and mergers. It also provides Laurus with a right of first refusal for additional convertible debt issuances by the Company. Upon the occurrence and during the continuance of an event of default, Laurus may convert the credit facility into a receivables purchase arrangement.

  Registration Rights Agreement

        The Registration Rights Agreement requires the Company to file a registration statement for the resale of the shares of common stock issuable upon conversion of the Minimum Borrowing Note and exercise of the Warrant within 60 days, to have the registration statement effective within 120 days, and to keep the registration statement effective for up to five years. If the Company fails to meet the deadlines for the filing or the effectiveness of the registration statement or, subject to certain "black out" periods of up to 45 days in any 12 month period, if the registration is unavailable after it becomes effective, the Company is required to pay liquidated damages of approximately $5,000 per day. The Registration Rights Agreement provides for customary indemnification for the Company, Laurus, and each of their affiliates.

Stonepath Group, Inc.

3,370,391 Shares of Common Stock

PROSPECTUS

         We have not authorized any dealer, salesperson or other person to give any information or represent anything contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell nor does it solicit to buy any shares of common stock in any jurisdiction where it is unlawful. The information in this prospectus is current as of October 4, 2005.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
THE COMPANY
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CHANGE OF ACCOUNTANTS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
DIRECTORS AND EXECUTIVE OFFICERS
EXECUTIVE COMPENSATION
Summary Compensation Table
Option Grants in Last Fiscal Year
Fiscal Year End Option Values
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
STONEPATH GROUP, INC. Consolidated Balance Sheets December 31, 2004 and 2003
STONEPATH GROUP, INC. Consolidated Statements of Operations Years ended December 31, 2004, 2003 and 2002
STONEPATH GROUP, INC. Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) Years ended December 31, 2004, 2003 and 2002
STONEPATH GROUP, INC. Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) (continued) Years ended December 31, 2004, 2003 and 2002
STONEPATH GROUP, INC. Consolidated Statements of Cash Flows Years ended December 31, 2004, 2003 and 2002
STONEPATH GROUP, INC. Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS STONEPATH GROUP, INC. AND SUBSIDIARIES
STONEPATH GROUP, INC. Consolidated Balance Sheet
STONEPATH GROUP, INC. Consolidated Statements of Operations (UNAUDITED)
STONEPATH GROUP, INC. Consolidated Statements of Cash Flows (UNAUDITED)
STONEPATH GROUP, INC. Notes to Unaudited Consolidated Financial Statements June 30, 2005